UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-289121 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2025, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2025 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the six months ended June 30, 2026 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2025 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on February 20, 2026.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 4B. Business Overview”;
•“Item 4E. Selected Statistical Information”;
•“Item 5. Operating and Financial Review and Prospects”; and
•“Other Matters”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2025 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or changes in the institutional environment in the countries in which we operate and/or to whose sovereign debt we are exposed, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits could increase the U.S. risk premium, push up long-term sovereign yields and weaken the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, in particular, in Iran, the escalation of trade tariffs globally, and changes in policies generally. Such tensions have contributed to recent increases in energy prices and may lead to further volatility or sustained rises in the prices of oil, gas and other energy-intensive inputs. Interventionist actions by the United States in South America could also constitute a significant source of risk. Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including heightened inflationary pressures, tighter financial conditions and an increased risk of a global economic slowdown or recession;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to address risks related to artificial intelligence, including its use by us, our competitors and third-party actors, and the effect artificial intelligence may have on our business and those of our counterparties;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed (such as the criminal proceeding relating to Cenyt (as defined herein)) and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal control and internal risk models and our ability to anticipate events that are not captured or fully accounted for in the risk models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2025 and for the six months ended June 30, 2025 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussion included in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Share Buyback Program
In 2025, BBVA executed a share buyback program for a maximum monetary amount of €993 million for the purpose of reducing BBVA’s share capital. The program was completed on December 10, 2025, with the acquisition of 54,316,765 shares, representing approximately 0.93% of BBVA’s share capital, and the corresponding share capital reduction and redemption were completed on December 23, 2025.
After receiving the required authorization from the ECB, BBVA announced on December 19, 2025 the execution of a framework share buyback program for a maximum monetary amount of €3,960 million, to be carried out in several tranches for the purpose of reducing BBVA’s share capital.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

During the first half of 2026, BBVA completed the First Tranche for €1,500 million, acquiring 74,963,302 shares (approximately 1.31% of BBVA’s share capital), and subsequently completed the corresponding share capital reduction and redemption. BBVA also completed the Second Tranche for €1,000 million, acquiring 52,800,888 shares (approximately 0.94% of BBVA’s share capital), followed by the corresponding share capital reduction and redemption. On April 30, 2026, BBVA announced the Third Tranche for a maximum monetary amount of €1,460 million. The execution started on May 6, 2026, and was carried out externally through Citigroup Global Markets Europe AG.
Between May 6 and July 24, 2026, Citigroup Global Markets Europe AG acquired 63,358,915 BBVA shares within the scope of the Framework Program.
On July 30, 2026, after receiving the required authorization from the ECB, BBVA's Board of Directors approved a new framework share buyback program for a maximum amount of €2,000 million, to be executed in several tranches for the purpose of reducing the Bank's share capital. The first tranche, for a maximum amount of €1,000 million, is expected to start on August 5, 2026 and will be completed not earlier than September 14, 2026 and not later than October 9, 2026, and in any event, when the maximum monetary amount is reached or the maximum number of shares is acquired within that period, and will be carried out externally.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the six months ended June 30, 2025 included herein comparable with the segment information as of and for the six months ended June 30, 2026, segment information as of December 31, 2025 and for the six months ended June 30, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.

Item 4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
During the six months ended June 30, 2026, the number of digital and mobile phone customers and the volume of online transactions continued to increase.
Operating Segments
As of June 30, 2026, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2025.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the six months ended June 30, 2025 included herein comparable with the segment information as of and for the six months ended June 30, 2026, segment information as of December 31, 2025 and for the six months ended June 30, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2026 and December 31, 2025 was as follows:

	As of June 30, 2026	As of December 31, 2025
	(In Millions of Euros)
Spain	525,713	458,090
Mexico	202,938	182,654
Turkey	98,885	90,702
South America	86,471	76,624
Rest of Business	118,016	88,354
Subtotal Assets by Operating Segment	1,032,023	896,424
Corporate Center	(66,597)	(36,848)
Total Assets BBVA Group	965,426	859,576

The following tables set forth certain summarized information relating to the profit (loss) attributable to the parent company and income, respectively, for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2026 and 2025. Such information is presented under management criteria; however, for the six months ended June 30, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company and income for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the six months ended June 30, 2026 compared with the six months ended June 30, 2025”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Six months ended June 30,
	2026	2025	2026	2025
	(In Millions of Euros)		(In Percentage)
Spain	2,172	2,124	32.2	36.4
Mexico	2,979	2,571	44.1	44.1
Turkey	532	412	7.9	7.1
South America	556	417	8.2	7.1
Rest of Business	508	314	7.5	5.4
Subtotal operating segments	6,748	5,837	100.0	100.0
Corporate Center	(696)	(390)
Profit attributable to parent company	6,051	5,447
(1) Based on subtotal from operating segments.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
June 2026
Net interest income / (expense)	3,346	6,409	2,152	2,952	507	(202)	15,164
Gross income	5,147	8,565	3,372	3,308	1,197	(430)	21,159
Operating profit / (loss) before tax	3,080	4,195	1,288	1,189	652	(822)	9,581
Profit / (loss) attributable to parent company	2,172	2,979	532	556	508	(696)	6,051
June 2025
Net interest income / (expense)	3,215	5,511	1,307	2,387	369	(182)	12,607
Gross income	4,990	7,349	2,409	2,719	827	(260)	18,034
Operating profit / (loss) before tax	3,080	3,573	932	970	410	(541)	8,424
Profit / (loss) attributable to parent company	2,124	2,571	412	417	314	(390)	5,447

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center as of June 30, 2026 and December 31, 2025. Information relating to the Turkey operating segment as of June 30, 2026 has been presented under management criteria. Therefore, in the case of the table relating to June 30, 2026, the summarized information relating to the balance sheet of the operating segments and the Corporate Center is reconciled to the summarized balance sheet information of the Group. The “Adjustments” column in the table as of June 30, 2026 shows the differences between the Group balance sheet information and the balance sheet information calculated in accordance with management criteria used to report segment financial information.

	As of June 30, 2026
	Spain	Mexico	Turkey (1)	South America	Rest of Business	Total Operating Segments	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Total Assets	525,713	202,938	98,885	86,471	118,016	1,032,023	(66,597)	—	965,426
Cash, cash balances at central banks and other demand deposits	18,023	12,868	8,163	8,666	16,789	64,509	(240)	(254)	64,016
Financial assets at fair value (2)	150,010	64,091	6,209	13,609	2,825	236,745	(5,547)	(119)	231,079
Financial assets at amortized cost	276,183	118,539	79,300	60,510	97,298	631,831	(574)	(3,630)	627,627
Loans and advances to customers	201,279	108,468	59,446	57,663	86,353	513,209	(1,039)	(2,745)	509,424
Total Liabilities	510,143	191,165	88,955	78,777	111,722	980,762	(79,128)		901,635
Financial liabilities held for trading and designated at fair value through profit or loss	109,735	37,262	1,818	3,025	868	152,709	(11,863)	(7)	140,839
Financial liabilities at amortized cost - Customer deposits	260,326	105,290	68,614	60,780	41,027	536,037	(89)	(2,967)	532,981
Total Equity	15,570	11,773	9,930	7,694	6,294	51,261	12,531	—	63,792
Assets under management	126,530	78,957	27,669	9,864	783	243,803
Mutual funds	98,734	70,455	19,894	9,864	—	198,947
Pension funds	27,797	—	7,774	—	783	36,354
Other placements	—	8,502	—	—	—	8,502
(1)As a result of the agreement for the sale of the Romanian subsidiaries of Garanti BBVA, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the Group´s consolidated balance sheet as of June 30, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of June 30, 2026.
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center	Group
	(In Millions of Euros)
Total Assets	458,090	182,654	90,702	76,624	88,354	896,424	(36,848)	859,576
Cash, cash balances at central banks and other demand deposits	19,929	10,417	9,061	8,073	11,559	59,039	(202)	58,837
Financial assets at fair value (1)	119,910	60,136	5,010	10,602	1,928	197,587	(3,314)	194,272
Financial assets at amortized cost	263,437	105,494	72,047	54,283	74,292	569,552	(660)	568,893
Loans and advances to customers	192,959	97,259	53,745	51,235	66,418	461,618	(1,217)	460,401
Total Liabilities	442,920	171,639	81,467	69,352	83,152	848,529	(50,752)	797,778
Financial liabilities held for trading and designated at fair value through profit or loss	82,785	32,584	1,690	2,430	764	120,252	(9,918)	110,334
Financial liabilities at amortized cost - Customer deposits	251,430	93,855	62,984	53,375	40,932	502,577	(75)	502,501
Total Equity	15,171	11,015	9,235	7,271	5,202	47,895	13,903	61,798
Assets under management	119,535	69,533	26,290	8,271	736	224,365
Mutual funds	92,820	62,657	19,436	8,271	—	183,183
Pension funds	26,715	—	6,855	—	736	34,306
Other placements	—	6,876	—	—	—	6,876
(1)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €18,023 million as of June 30, 2026, a 9.6% decrease compared with the €19,929 million recorded as of December 31, 2025, mainly driven by the widening of the credit gap, the purchase of debt securities and the payment of dividends, partially offset by the proceeds of debt issuances completed during the six months ended June 30, 2026.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €150,010 million as of June 30, 2026, a 25.1% increase from the €119,910 million recorded as of December 31, 2025, mainly as a result of increased holdings of Italian sovereign debt securities recorded under “Financial assets held for trading”, reflecting the active management of the Group’s high-quality liquid assets portfolio and the relatively attractive yields offered by these securities during the period.
Financial assets at amortized cost of this operating segment as of June 30, 2026 amounted to €276,183 million, a 4.8% increase compared with the €263,437 million recorded as of December 31, 2025. Within this heading, loans and advances to customers amounted to €201,279 million as of June 30, 2026, a 4.3% increase compared with the €192,959 million recorded as of December 31, 2025, mainly due to increases in SMEs and consumer loans. Also within “Financial assets at amortized cost”, debt securities of this operating segment as of June 30, 2026 amounted to €54,562 million, a 1.7% decrease compared with the €55,491 million recorded as of December 31, 2025.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2026 amounted to €109,735 million, a 32.6% increase compared with the €82,785 million recorded as of December 31, 2025, mainly due to the increase in deposits (through repurchase agreements), supported by higher liquidity in the financial system and, to a lesser extent, the increase in derivatives.
Customer deposits at amortized cost of this operating segment as of June 30, 2026 amounted to €260,326 million, a 3.5% increase compared with the €251,430 million recorded as of December 31, 2025, mainly due to the increase in deposits from public institutions (through repurchase agreements).
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of June 30, 2026 amounted to €126,530 million, a 5.9% increase compared with the €119,535 million recorded as of December 31, 2025, mainly due to increases in mutual funds.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 2.9% as of June 30, 2026 from 3.0% as of December 31, 2025. This ratio was positively affected by a decrease in the amount of non-performing mortgage loans due to recoveries and certain mortgage portfolio sales, alongside the increases in the wholesale loan portfolio and consumer loans, including credit cards, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 71% as of June 30, 2026 and 67% as of December 31, 2025 as a result, in part, of the fact that the reduction in non-performing loans was concentrated in secured loans, which typically carry a lower coverage level than the portfolio’s average.

Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 6.1% against the euro as of June 30, 2026 compared with December 31, 2025, positively affecting the business activity of the Mexico operating segment as of June 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €12,868 million as of June 30, 2026, a 23.5% increase compared with the €10,417 million recorded as of December 31, 2025, mainly driven by higher U.S. dollar cash balances at the Federal Reserve (“Fed”) as a result of the increase in repurchase agreements activity, the proceeds of debt issuances completed during the six months ended June 30, 2026 and the appreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2026 amounted to €64,091 million, a 6.6% increase from the €60,136 million recorded as of December 31, 2025, mainly due to an increase in trading loans (through repurchase agreements) and advances and the appreciation of the Mexican peso against the euro, partially offset by the decrease in debt securities.
Financial assets at amortized cost of this operating segment as of June 30, 2026 amounted to €118,539 million, a 12.4% increase compared with the €105,494 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of June 30, 2026 amounted to €108,468 million, an 11.5% increase compared with the €97,259 million recorded as of December 31, 2025, mainly due to increases in the volume of corporate, commercial and consumer loans, supported by digital marketing campaigns, and the appreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2026 amounted to €37,262 million, a 14.4% increase compared with the €32,584 million recorded as of December 31, 2025, mainly as a result of the increase in trading derivatives and the appreciation of the Mexican peso against the euro, partially offset by a decrease in deposits held for trading.
Customer deposits at amortized cost of this operating segment as of June 30, 2026 amounted to €105,290 million, a 12.2% increase compared with the €93,855 million recorded as of December 31, 2025, primarily due to increases in demand deposits from the general governments in a highly competitive environment, and the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of June 30, 2026 amounted to €78,957 million, a 13.6% increase compared with the €69,533 million as of December 31, 2025, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds, and the appreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) increased to 2.8% as of June 30, 2026 from 2.7% as of December 31, 2025, mainly due to increases in the non-performing retail and wholesale loan portfolios. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 118% as of June 30, 2026 from 124% as of December 31, 2025.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its subsidiaries in Romania and the Netherlands.
On March 28, 2026, Garanti BBVA reached an agreement with Raiffeisen Bank SA—the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)—to sell 100% of Garanti BBVA’s subsidiaries in Romania. The consideration is subject to certain adjustments for matters between the signing and closing dates of the transaction. The transaction is expected to close during the fourth quarter of 2026, subject to obtaining the relevant regulatory authorizations from the competent authorities. As a result of the execution of the aforementioned agreement, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group’s consolidated balance sheet as of June 30, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of June 30, 2026. The profit (loss) of these companies was not reclassified to “Profit / (loss) from discontinued operations, net” in either the Group’s consolidated income statement or the Turkey operating segment for the six months ended June 30, 2026, and has been included instead within each corresponding line item in the consolidated income statement.
The Turkish lira depreciated 5.0% against the euro as of June 30, 2026 compared to December 31, 2025, adversely affecting the business activity of the Turkey operating segment as of June 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits amounted to €8,163 million as of June 30, 2026, a 9.9% decrease compared with the €9,061 million recorded as of December 31, 2025, mainly driven by a decrease in foreign currency cash balances held in the CBRT and decreased reserve requirement ratios with respect to deposits for Turkish banks, increases in Turkish lira security purchases and, to a lesser extent, the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2026 amounted to €6,209 million, a 23.9% increase from the €5,010 million recorded as of December 31, 2025, mainly due to the purchase of short-term debt securities, as part of the liquidity management strategy during the six months ended June 30, 2026, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2026 amounted to €79,300 million, a 10.1% increase compared with the €72,047 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of June 30, 2026 amounted to €59,446 million, a 10.6% increase compared with the €53,745 million recorded as of December 31, 2025, mainly due to the increases in the volume of Turkish lira-denominated wholesale loans, commercial loans and credit cards, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans, partially offset by the depreciation of the Turkish lira against the euro. In addition, within this heading, debt securities of this operating segment as of June 30, 2026 amounted to €6,022 million, a 4.4% decrease compared with the €6,299 million recorded as of December 31, 2025, mainly as a result of the depreciation of the Turkish lira against the euro. Further, loans and advances to central banks increased in the six months ended June 30, 2026, as a result of increases in the volume of Turkish lira deposits and the continued existence of related reserve ratio requirements applicable to Turkish lira deposits established by the CBRT during the period.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2026 amounted to €1,818 million, a 7.6% increase compared with the €1,690 million recorded as of December 31, 2025, mainly due to the increase trading derivatives, partially offset by the depreciation of the Turkish lira against the euro.

Customer deposits at amortized cost of this operating segment as of June 30, 2026 amounted to €68,614 million, an 8.9% increase compared with the €62,984 million recorded as of December 31, 2025, mainly due to the increase in Turkish lira-denominated wholesale and retail time deposits supported by high interest rates during the period, with new inflows into Turkish lira-denominated savings products.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2026 amounted to €27,669 million, a 5.2% increase compared with the €26,290 million as of December 31, 2025, with increases in both pension funds and mutual funds, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 4.1% as of June 30, 2026 from 3.9% as of December 31, 2025, mainly as a result of increases in the balance of non-performing retail loans, partially offset by the sale of non-performing loan portfolios and the increase in the volume of Turkish lira-denominated retail and wholesale loans (which resulted in an increase in the denominator). This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 75% as of June 30, 2026 from 76% as of December 31, 2025.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of June 30, 2026, the Colombian peso, the Argentine peso and the Peruvian sol appreciated against the euro by 12.5%, 1.6% and 1.6%, respectively, compared to December 31, 2025. Other currencies in the region have less impact on our financial condition and results of operations. Overall, changes in exchange rates resulted in a positive exchange rate effect on the business activity of the South America operating segment as of June 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2026 and December 31, 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of June 30, 2026 amounted to €8,666 million, a 7.3% increase compared with the €8,073 million recorded as of December 31, 2025, mainly due to the credit gap tightening in Colombia, and the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2026 amounted to €13,609 million, a 28.4% increase compared with the €10,602 million recorded as of December 31, 2025, mainly due to the increase of debt securities in Argentina and the increase of loans and debt securities and derivatives Colombia and, to a lesser extent, the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2026 amounted to €60,510 million, an 11.5% increase compared with the €54,283 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of June 30, 2026 amounted to €57,663 million, a 12.5% increase compared with the €51,235 million recorded as of December 31, 2025, mainly as a result of increases in SMEs loans in Colombia, Argentina and Peru, and consumer loans in Colombia and the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2026 amounted to €3,025 million, a 24.5% increase compared with the €2,430 million recorded as of December 31, 2025, mainly due to the increases in derivatives in Colombia and the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.

Customer deposits at amortized cost of this operating segment as of June 30, 2026 amounted to €60,780 million, a 13.9% increase compared with the €53,375 million recorded as of December 31, 2025, mainly as a result of increases in demand deposits from general governments and households in Colombia, Argentina and Peru, increases in time deposits from SMEs in Colombia and the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios in Argentina, Colombia and Peru) as of June 30, 2026 amounted to €9,864 million, a 19.3% increase compared with the €8,271 million as of December 31, 2025, mainly due to increases in mutual funds in Argentina and Colombia, and the appreciation of the Argentine peso, the Peruvian sol and the Colombian peso against the euro.
The non-performing loan ratio (as defined herein) of this operating segment stood at 4.0% as of June 30, 2026 and December 31, 2025. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 89% as of June 30, 2026, from 92% as of December 31, 2025 as a result of the increase in the non-performing loan balance in Argentina and the new non-performing loan inflows from certain clients in the wholesale portfolio in Colombia.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group's digital banks in Italy and Germany.
The U.S. dollar appreciated 3.1% against the euro as of June 30, 2026 compared to December 31, 2025, positively affecting the business activity of the Rest of Business operating segment as of June 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of June 30, 2026 amounted to €16,789 million, a 45.2% increase compared with the €11,559 million recorded as of December 31, 2025, mainly due to the increase in cash balances held at central banks through repurchase agreements within this operating segment, in particular, at the Federal Reserve System, entered into to support a larger portfolio of liquid trading assets and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2026 amounted to €2,825 million, a 46.5% increase compared with the €1,928 million recorded as of December 31, 2025, mainly due to the increase in debt securities recorded under “Financial assets held for trading” in the New York branch and BBVA Securities Inc., our broker-dealer in the United States, and, to a lesser extent, the appreciation of the U.S. dollar against the euro.

Financial assets at amortized cost of this operating segment as of June 30, 2026 amounted to €97,298 million, a 31.0% increase compared with the €74,292 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of June 30, 2026 amounted to €86,353 million, a 30.0% increase compared with the €66,418 million recorded as of December 31, 2025, mainly due to increased corporate loans in the branches located in New York, Europe and Asia driven by increased activity and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2026 amounted to €868 million, a 13.6% increase compared with the €764 million recorded as of December 31, 2025, mainly due to the increase in deposits (through repurchase agreements) in BBVA Securities Inc., recorded under “Financial liabilities held for trading”, and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2026 amounted to €41,027 million, a 0.2% increase compared with the €40,932 million recorded as of December 31, 2025, mainly as a result of the appreciation of the U.S. dollar against the euro, partially offset by the decrease in corporate time deposits in the New York branch and in Europe.
Off-balance sheet funds of this operating segment (which consists of “Pension funds”, including customers’ portfolios) as of June 30, 2026 amounted to €783 million, a 6.4% increase compared with the €736 million recorded as of December 31, 2025, mainly as a result of increases in pension funds in Portugal.
The non-performing loan ratio (as defined herein) of this operating segment increased to 0.3% as of June 30, 2026 from 0.2% as of December 31, 2025 mainly due to increases in certain non-performing corporate loans located in the United States and the United Kingdom. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 89% as of June 30, 2026, from 172% as of December 31, 2025.

Item 4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities between “domestic” and “foreign” is based on the domicile of the Group entity at which the relevant asset or liability is accounted for, with “domestic” referring to the assets and liabilities of the BBVA Group entities domiciled in Spain.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €209 million and €128 million for the six months ended June 30, 2026 and 2025, respectively. For additional information on “interest and other income” see Note 32.1 to the Unaudited Condensed Interim Consolidated Financial Statements.
Period-on-period variations in the selected statistical information presented herein have been affected by the agreement for the sale of the Romanian subsidiaries of Garanti BBVA (the “Agreement”), mainly as follows:
•Period-end data. As indicated in “―Business Overview”, all assets and liabilities of the companies included within the scope of the Agreement were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the consolidated balance sheet as of June 30, 2026. Accordingly, loans and advances and deposits as of such date (among other balance sheet information provided in this section as of such date) do not include the respective amounts of companies included within the scope of the Agreement. The transaction is expected to close during the fourth quarter of 2026, subject to obtaining the relevant regulatory authorizations from the competent authorities.
•Average data. The profit (loss) for the six months ended June 30, 2026 of the Romanian subsidiaries of Garanti BBVA included in the Agreement was not reclassified to “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”. However, the tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” do not show the income/yield generated by such assets. In order to present period average data on a comparable basis, the beginning and month-end balances of the companies included within the scope of the Agreement were not considered to calculate the average balances of all balance sheet items provided in this section for the period ended June 30, 2026.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. Average yields and rate paid for the six months ended June 30, 2026 and 2025 presented in this section have been annualized.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Six months ended June 30, 2026			Six months ended June 30, 2025
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	928,324	31,997	6.95%	791,760	28,468	7.25%
Interest-earning assets	858,319	31,997	7.52%	728,906	28,468	7.88%
Cash and balances with central banks and other demand deposits	56,645	1,006	3.58%	45,312	748	3.33%
Domestic	13,753	96	1.41%	11,860	105	1.78%
Foreign	42,892	910	4.28%	33,452	643	3.88%
Financial assets held for trading	113,691	2,647	4.69%	80,237	2,182	5.48%
Domestic	89,397	1,660	3.75%	63,127	1,281	4.09%
Foreign	24,294	987	8.19%	17,110	901	10.62%
Financial assets at fair value through other comprehensive income	59,206	1,928	6.57%	56,997	1,659	5.87%
Domestic	23,259	324	2.81%	25,243	360	2.88%
Foreign	35,947	1,604	9.00%	31,755	1,298	8.25%
Financial assets at amortized cost	587,586	25,668	8.81%	510,706	22,931	9.05%
Domestic	269,587	4,455	3.33%	245,940	4,396	3.60%
Foreign	318,000	21,213	13.45%	264,767	18,535	14.12%
Debt securities	74,515	1,298	3.51%	62,315	1,114	3.61%
Domestic	59,478	865	2.93%	48,547	659	2.74%
Foreign	15,037	433	5.81%	13,767	455	6.66%
Loans and advances	513,071	24,371	9.58%	448,391	21,817	9.81%
Central banks	8,697	1,025	23.77%	8,606	981	23.00%
Domestic	44	—	1.87%	23	—	1.86%
Foreign	8,653	1,025	23.88%	8,583	981	23.05%
Credit institutions	26,901	584	4.38%	23,263	607	5.27%
Domestic	15,823	296	3.78%	14,720	356	4.88%
Foreign	11,078	288	5.24%	8,542	251	5.93%
Government	27,915	661	4.77%	23,741	664	5.64%
Domestic	16,053	192	2.42%	13,552	180	2.69%
Foreign	11,862	469	7.97%	10,189	483	9.57%
Other financial corporations	25,348	845	6.72%	18,412	671	7.35%
Domestic	8,136	159	3.95%	6,465	160	4.98%
Foreign	17,212	685	8.03%	11,947	511	8.63%
Individuals	198,638	11,723	11.90%	180,503	9,432	10.54%
Domestic	98,308	1,681	3.45%	94,836	1,729	3.68%
Mortgages	72,205	928	2.59%	70,973	1,048	2.98%
Other	26,103	753	5.82%	23,863	681	5.76%
Foreign	100,330	10,041	20.18%	85,667	7,703	18.13%
Mortgages	32,318	1,765	11.01%	26,642	1,455	11.01%
Other	68,012	8,277	24.54%	59,026	6,248	21.35%
Non-financial corporations	225,573	9,533	8.52%	193,867	9,461	9.84%
Domestic	71,744	1,260	3.54%	67,796	1,311	3.90%
Foreign	153,828	8,273	10.85%	126,071	8,150	13.04%
Derivatives and other financial assets (2)	41,190	748	3.66%	35,654	948	5.36%
Domestic	33,357	129	0.78%	28,465	229	1.62%
Foreign	7,833	619	15.94%	7,189	719	20.17%
Non interest earning assets (3)	70,005			62,854
(1)Foreign activity represented 50.07% of the total average assets for the six months ended June 30, 2026 and 48.69% for the six months ended June 30, 2025.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups classified as held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six months ended June 30, 2026			Six months ended June 30, 2025
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total Liabilities (1)	928,324	16,890	3.67%	791,760	15,861	4.04%
Interest-bearing liabilities	816,488	16,890	4.17%	692,888	15,861	4.62%
Financial liabilities held for trading	93,338	1,845	3.99%	65,281	1,506	4.65%
Domestic	81,416	1,410	3.49%	55,410	1,113	4.05%
Foreign	11,922	435	7.36%	9,871	393	8.02%
Financial liabilities at amortized cost	662,972	13,496	4.11%	574,818	12,937	4.54%
Domestic	347,635	2,640	1.53%	308,878	2,440	1.59%
Foreign	315,337	10,855	6.94%	265,939	10,498	7.96%
Debt certificates	89,960	2,072	4.65%	71,609	1,595	4.49%
Domestic	50,062	849	3.42%	46,106	723	3.16%
Foreign	39,898	1,223	6.18%	25,503	872	6.90%
Deposits	573,012	11,424	4.02%	503,209	11,342	4.55%
Central banks	20,681	460	4.48%	17,130	490	5.77%
Domestic	11,929	218	3.68%	8,025	166	4.18%
Foreign	8,752	242	5.58%	9,105	324	7.18%
Credit institutions	41,349	1,359	6.63%	33,787	1,474	8.80%
Domestic	30,316	506	3.37%	24,251	501	4.17%
Foreign	11,033	852	15.57%	9,536	972	20.56%
Government	57,141	770	2.72%	46,264	683	2.98%
Domestic	38,809	332	1.73%	31,498	310	1.99%
Foreign	18,332	438	4.82%	14,766	373	5.09%
Other financial corporations	38,348	1,641	8.63%	31,843	706	4.47%
Domestic	15,825	268	3.42%	11,689	280	4.83%
Foreign	22,523	1,373	12.29%	20,154	426	4.27%
Individuals	270,704	3,927	2.93%	247,849	4,566	3.72%
Domestic	150,462	228	0.31%	144,237	237	0.33%
Foreign	120,242	3,699	6.20%	103,612	4,329	8.42%
Non-financial corporations	144,790	3,268	4.55%	126,335	3,423	5.46%
Domestic	50,233	239	0.96%	43,071	222	1.04%
Foreign	94,557	3,029	6.46%	83,264	3,201	7.75%
Provisions	1,980	162	16.55%	2,206	119	10.91%
Domestic	1,619	35	4.31%	1,887	34	3.65%
Foreign	361	128	71.48%	319	85	53.91%
Derivatives and other financial liabilities (2)	58,199	1,386	4.80%	50,583	1,299	5.18%
Domestic	36,569	17	0.10%	32,339	164	1.02%
Foreign	21,630	1,369	12.76%	18,245	1,134	12.54%
Non-interest bearing liabilities and Equity (3)	111,836			98,872
(1)Foreign activity represented 44.06% of the total average liabilities for the six months ended June 30, 2026 and 43.11% for the six months ended June 30, 2025.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.

Changes in Net Interest Income - Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2026 compared with the six months ended June 30, 2025. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2026 / June 30, 2025
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	187	71	258
Domestic	17	(26)	(9)
Foreign	181	86	267
Financial assets held for trading	910	(445)	465
Domestic	533	(154)	379
Foreign	378	(293)	86
Financial assets at fair value through other comprehensive income	64	204	269
Domestic	(28)	(8)	(37)
Foreign	171	134	305
Financial assets at amortized cost	3,452	(715)	2,737
Domestic	423	(364)	59
Foreign	3,727	(1,048)	2,678
Debt securities	218	(35)	183
Domestic	148	57	205
Foreign	42	(64)	(22)
Loans and advances	3,147	(593)	2,554
Central banks	10	33	44
Domestic	—	—	—
Foreign	8	36	44
Credit institutions	95	(118)	(23)
Domestic	27	(86)	(60)
Foreign	75	(38)	36
Government	117	(120)	(3)
Domestic	33	(21)	12
Foreign	79	(94)	(15)
Other financial corporations	253	(79)	174
Domestic	41	(41)	—
Foreign	225	(52)	174
Individuals	948	1,343	2,291
Domestic	63	(111)	(48)
Mortgages	18	(138)	(120)
Other	64	8	72
Foreign	1,318	1,020	2,338
Mortgages	310	—	310
Other	951	1,078	2,029
Non-financial corporations	1,547	(1,475)	72
Domestic	76	(127)	(51)
Foreign	1,794	(1,672)	123
Derivatives and other financial assets	147	(347)	(200)
Domestic	39	(140)	(100)
Foreign	64	(164)	(100)
Total income	4,910	(1,382)	3,529
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2026 / June 30, 2025
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	647	(308)	339
Domestic	523	(225)	297
Foreign	82	(39)	42
Financial liabilities at amortized cost	1,984	(1,425)	559
Domestic	306	(105)	201
Foreign	1,950	(1,592)	358
Debt certificates	409	68	477
Domestic	62	65	127
Foreign	492	(142)	351
Deposits	1,573	(1,492)	81
Central banks	102	(132)	(30)
Domestic	81	(29)	51
Foreign	(13)	(69)	(82)
Credit institutions	330	(445)	(115)
Domestic	125	(120)	5
Foreign	153	(273)	(120)
Government	161	(74)	87
Domestic	72	(50)	22
Foreign	90	(25)	65
Other financial corporations	144	790	935
Domestic	99	(111)	(12)
Foreign	50	896	946
Individuals	421	(1,060)	(639)
Domestic	10	(20)	(10)
Foreign	695	(1,324)	(630)
Non-financial corporations	500	(655)	(155)
Domestic	37	(20)	17
Foreign	434	(606)	(172)
Provisions	(12)	55	43
Domestic	(5)	5	—
Foreign	11	31	43
Derivatives and other financial liabilities (3)	196	(108)	87
Domestic	21	(168)	(147)
Foreign	210	24	234
Total expense	2,736	(1,707)	1,029
Net interest income			2,500
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets - Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2026	2025
	(In Millions of Euros, Except Percentages)
Average interest earning assets	858,319	728,906
Gross yield (1) (2)	3.7%	3.9%
Net yield (2) (3)	1.8%	1.7%
Average effective rate paid on interest-bearing liabilities (2)	2.1%	2.3%
Spread (4)	1.7%	1.6%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)Not annualized.
(3)“Net yield” represents net interest income divided by average interest-earning assets.
(4)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.
ASSETS
Interest-Bearing Deposits in Other Banks
As of June 30, 2026, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios) represented 6.7% of our total assets (compared to 4.9% of our total assets as of December 31, 2025). Of such interbank deposits, 9.8% were held outside of Spain and 90.2% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2026, our total securities portfolio (consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €178,093 million, representing 18.4% of our total assets, a 19.2% increase compared to our total securities portfolio as of December 31, 2025, mainly due to the appreciation against the euro of the currencies of the main countries where the Group operates and increases in Mexican and Italian sovereign debt securities. €14,172 million, or 8.0% of our securities portfolio as of June 30, 2026, consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2026 on the investment securities that BBVA held was 6.4%, compared with an average yield of approximately 4.2% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during the six months ended June 30, 2026. See Notes 9 and 12.1 to the Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The tables in Note 7.1 to the Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2026 and December 31, 2025. The tables in Note 7.2 to the Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of June 30, 2026 and December 31, 2025. This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following table shows the fair value of debt securities recorded, as of June 30, 2026 and December 31, 2025, under “Financial assets at fair value through other comprehensive income” by rating categories:

	As of June 30, 2026		As of December 31, 2025
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	2,968	4.9%	2,015	3.5%
AA+	4,581	7.6%	4,148	7.3%
AA	447	0.7%	410	0.7%
AA-	1,916	3.2%	1,854	3.3%
A+	11,129	18.3%	1,065	1.9%
A	1,040	1.7%	11,235	19.7%
A-	1,282	2.1%	1,613	2.8%
BBB+	24,977	41.2%	24,493	43.0%
BBB	3,497	5.8%	3,586	6.3%
BBB-	1,970	3.2%	1,640	2.9%
BB+ or below	6,834	11.3%	4,916	8.6%
Unclassified	28	0.0%	27	0.0%
Total	60,669	100.0%	57,001	100.0%
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.
Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2026 (which is the latest available information) excluding government-related loans amounted to €6,518 million or approximately 1.2% of our total outstanding loans and advances to customers.
Loans and Advances to Customers
As of June 30, 2026, our total loans and advances to customers amounted to €558,397 million, or 57.8% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €545,210 million as of June 30, 2026, or 56.5% of our total assets, a decrease from 57.3% of our total assets as of December 31, 2025. As of June 30, 2026, our total loans and advances to customers in Spain amounted to €194,815 million, up from €187,039 million as of December 31, 2025, mainly due to increases in SMEs and consumer loans. Our total loans and advances to customers outside Spain amounted to €363,582 million as of June 30, 2026, up from €317,837 million as of December 31, 2025, mainly due to increased corporate loans in the branches located in New York, Europe and Asia within the Rest of Business segment, increases in the volume of corporate, commercial and consumer loans, supported by digital marketing campaigns, in Mexico and, to a lesser extent, increases in the volume of Turkish lira-denominated wholesale loans, commercial loans and credit cards in Turkey and increases in SMEs loans in Colombia, Argentina and Peru, and consumer loans in Colombia.

Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2026	2025	2025
	(In Millions of Euros)
Domestic	194,815	187,039	184,010
Foreign
Western Europe	56,741	51,515	43,302
Mexico	113,358	104,358	94,296
Turkey	54,948	49,269	44,317
South America	68,856	60,203	54,303
Other (1)	69,678	52,491	40,605
Total foreign	363,582	317,837	276,823
Total loans and advances (2)	558,397	504,876	460,833
Loss allowances	(13,187)	(12,362)	(11,621)
Total net lending (2)	545,210	492,514	449,211
(1)Balances correspond, in part, to our business in the United States.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2026, our total loans and advances to credit institutions and central banks amounted to €77,561 million, or 8.0% of total assets (compared to €53,850 million, or 6.3% of total assets as of December 31, 2025), of which total loans and advances to credit institutions and central banks at amortized cost amounted to €44,499 million, or 4.6% of total assets. Loans and advances to credit institutions as of June 30, 2026 increased by 52.0% compared to December 31, 2025, mainly as a result of an increase in general purpose loans (such as loans granted to other credit institutions to meet their general funding and liquidity needs) and advances to credit institutions in Spain, driven by increased demand for short-term funding from domestic credit institutions.
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €15,511 million, or 3.0% of our total loans and advances to customers as of June 30, 2026, compared with the €14,490 million, or 3.1% of our total loans and advances to customers as of December 31, 2025, in each case, excluding loans to companies controlled by the Spanish government.
Loans to Associates and Jointly Controlled Companies
As of June 30, 2026, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €485 million, a 23.3% decrease compared with €632 million as of December 31, 2025, primarily due to a reduction in short-term customer advances with financial services companies within the brokerage business.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of June 30, 2026. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	658	696	197	12	1,563	489	415
Manufacturing, mining and quarrying, and other industrial activities	8,580	5,978	1,464	192	16,215	2,868	4,767
Of which: manufacturing	7,850	4,690	844	136	13,519	2,633	3,037
Construction	1,827	1,137	478	93	3,535	886	822
Wholesale and retail trade, transportation and storage, accommodation and food service activities	10,202	8,113	2,740	230	21,285	5,178	5,905
Information and communication	1,346	780	174	12	2,311	231	735
Financial and insurance activities	3,953	6,662	1,260	194	12,069	1,595	6,521
Real estate activities	1,225	3,768	2,431	119	7,542	1,928	4,390
Professional, scientific, technical, administrative and support service activities	2,358	2,871	582	43	5,853	1,644	1,851
Public administration and defense, education, human health and social work activities	4,587	5,438	7,095	49	17,169	7,610	4,972
Other service activities	16,390	26,103	36,468	25,444	104,404	58,102	29,913
Of which:
Households	15,479	25,602	36,333	25,437	102,852	57,670	29,702
For House Purchase	3,771	14,283	30,080	25,209	73,342	41,042	28,529
Credit for consumption	5,886	8,938	4,877	34	19,734	13,676	172
Other purposes	5,823	2,382	1,376	195	9,776	2,952	1,001
Total Domestic	51,125	61,545	52,889	26,388	191,948	80,532	60,290
Foreign
Agriculture, forestry and fishing	2,457	1,907	498	18	4,880	1,663	760
Manufacturing, mining and quarrying, and other industrial activities	36,888	23,743	6,065	818	67,514	8,648	21,978
Of which: manufacturing	25,987	13,757	2,677	256	42,677	5,886	10,804
Construction	1,502	1,370	529	12	3,413	584	1,327
Wholesale and retail trade, transportation and storage, accommodation and food service activities	23,643	17,946	5,251	239	47,079	10,556	12,880
Information and communication	7,492	6,603	474	1	14,571	1,098	5,980
Financial and insurance activities	21,981	10,531	960	84	33,557	2,453	9,123
Real estate activities	3,612	7,029	1,459	—	12,100	1,362	7,127
Professional, scientific, technical, administrative and support service activities	2,990	4,129	744	5	7,868	2,304	2,573
Public administration and defense, education, human health and social work activities	1,829	4,088	10,464	3,413	19,794	2,310	15,654
Other service activities	33,584	45,748	21,684	19,561	120,577	73,005	13,988
Of which:
Households	27,438	44,260	21,527	19,434	112,659	71,492	13,729
For House Purchase	170	2,466	14,996	17,020	34,653	33,584	899
Credit for consumption	21,892	37,506	6,055	2,338	67,790	33,795	12,103
Other purposes	5,376	4,288	476	76	10,216	4,112	728
Total Foreign	135,979	123,094	48,127	24,151	331,351	103,984	91,388
Total loans and advances (1)	187,105	184,640	101,016	50,540	523,300	184,517	151,678
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to the Consolidated Financial Statements.

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2026	2025
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.32%	2.43%
Allowance for credit losses	13,141	12,329
Domestic	4,584	4,490
Foreign	8,557	7,839
Total loans outstanding	567,065	507,842
Domestic	225,292	211,151
Foreign	341,772	296,691
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.10%	0.15%
Non-financial corporations (1)	0.06%	0.14%
Net charge-offs during the period	41	151
Average loans outstanding	128,221	109,935
Individuals (1)	0.20%	0.23%
Net charge-offs during the period	97	225
Average loans outstanding	100,173	97,377
Other (1)	—%	—%
Foreign (1)	2.05%	1.87%
Non-financial corporations (1)	0.34%	0.45%
Net charge-offs during the period	163	394
Average loans outstanding	97,352	88,204
Individuals (1)	4.32%	3.91%
Net charge-offs during the period	2,108	3,387
Average loans outstanding	98,466	86,678
Other (1)	—%	—%
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period (1)	0.95%	0.91%
Net charge-offs during the period	2,411	4,158
Average total loans and advances at amortized cost outstanding	513,071	459,489
(1) Annualized.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.95% for the six months ended June 30, 2026, compared with 0.91% for the year ended December 31, 2025, mainly as a result of increases in charge-offs in South America and Mexico. The increase was partially offset by decreases in charge-offs in Spain. The following factors, set out by region, were the main contributors to the increase in the ratio:
•South America: there was an increase in the ratio mainly due to an increase in charge-offs in the retail loan portfolios, in particular, consumer and credit card loans, in Argentina and Colombia.
•Mexico: there was an increase in the ratio mainly due to an increase in charge-offs in the retail portfolio, mainly in consumer, mortgages and credit card loans, which increased at a higher rate than the loan portfolio.
The increase in the total net charge-offs to average loans ratio was partially offset by:

•Spain: there was a decrease in the ratio mainly due to a decrease in charge-offs in the wholesale loan portfolio, and to a lesser extent, the retail loan portfolio.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.32% as of June 30, 2026 compared with 2.43% as of December 31, 2025, mainly as a result of the increase in total loans outstanding, in particular, increased corporate loans in the branches located in New York, Europe and Asia within the Rest of Business segment and increases in the volume of corporate, commercial and consumer loans, supported by digital marketing campaigns, in Mexico, partially offset by increases in the allowance for credit losses in the mortgages and consumer portfolios in Mexico and Turkey.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2026 and June 30, 2025 was €372 million and €265 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2026	2025
	(In Millions of Euros)
Impaired loans
Domestic	6,285	6,431
Public sector	8	9
Other resident sector	6,277	6,423
Foreign	9,159	7,914
Public sector	8	10
Other non-resident sector	9,152	7,905
Total impaired loans	15,444	14,346
Allowance for credit losses	(13,209)	(12,394)
Impaired loans net of allowance	2,236	1,952
Impaired loans as a percentage of loans and advances at amortized cost	2.72%	2.82%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.39%	0.38%
Our total impaired loans amounted to €15,444 million as of June 30, 2026, a 7.7% increase compared with €14,346 million as of December 31, 2025, mainly due to increases in impaired retail loans in Mexico and Turkey and in the wholesale loan portfolio in Mexico.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2026, the allowance for credit losses amounted to €13,209 million, a 6.6% increase compared with the €12,394 million recorded as of December 31, 2025 as a result mainly of increases in allowances related to household loans in Mexico and Spain, in particular, mortgages and consumer loans.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average for the six months ended June 30,	Average for the year ended December 31,
	2026	2025
	(In Millions of Euros)
Demand deposits	370,240	341,196
Domestic	203,063	196,761
Foreign	167,176	144,436
Time deposits	158,682	139,021
Domestic	60,701	48,553
Foreign	97,981	90,468
Other	44,091	35,432
Domestic	33,809	24,277
Foreign	10,282	11,156
Total Domestic	297,573	269,590
Total Foreign	275,439	246,060
Total	573,012	515,650
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost”, see Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.
Certain Ratios
The following table sets out certain ratios as of and for the six months ended June 30, 2026 and as of and for the year ended December 31, 2025:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2026	2025
	(In Percentages)
Net interest margin (1)	3.29%	3.22%
Equity to assets ratio (2)	6.7%	7.5%
(1)Represents net interest income (annualized with respect to the six months ended June 30, 2026) as a percentage of average total assets.
(2)Represents average total equity (net assets) over average total assets.
EQUITY
The majority of the balance not explained in the subsections below is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.
Total equity
As of June 30, 2026, total equity amounted to €63,792 million, a 3.2% increase compared to the €61,798 million recorded as of December 31, 2025.
Shareholders’ funds
As of June 30, 2026, shareholders’ funds amounted to €75,614 million, a 0.8% decrease compared to the €76,228 million recorded as of December 31, 2025.
Accumulated other comprehensive income (loss)

As of June 30, 2026, the accumulated other comprehensive loss amounted to €16,661 million, an 11.7% decrease compared to the €18,871 million loss recorded as of December 31, 2025 mainly as a result of changes in foreign currency translation in the period, due to cumulative adjustments from the translation of the financial statements of foreign subsidiaries, which reflect the exposure to exchange rate fluctuations.
Non-controlling interest
As of June 30, 2026, non-controlling interest amounted to €4,839 million, a 9.0% increase compared to €4,441 million recorded as of December 31, 2025, mainly due to the higher operating profit before tax recorded in Argentina for the six months ended June 30, 2026.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussion included in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.5 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2.3 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Item 5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations for the six months ended June 30, 2026 and 2025, and the Group’s financial condition as of June 30, 2026 and December 31, 2025, respectively.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2026 and June 30, 2025, and as period-end exchange rates as of June 30, 2026 and December 31, 2025 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the six months ended June 30, 2026	For the six months ended June 30, 2025	As of June 30, 2026	As of December 31, 2025
Mexican peso	20.3788	21.8137	19.9030	21.1180
Turkish lira			53.1642	50.4838
U.S. dollar	1.1665	1.0934	1.1394	1.1750
Argentine peso			1,687.0638	1,714.8146
Colombian peso	4,262.5051	4,586.2398	3,923.6264	4,414.5690
Peruvian sol	3.9733	4.0177	3.8876	3.9486

(1)The period-end exchange rate as of June 30, 2025 of the Turkish lira and the Argentine peso against the euro was 46.5682 and 1,394.4846, respectively.
During the six months ended June 30, 2026, the Colombian peso, the Mexican peso and, to a lesser extent, the Peruvian sol appreciated against the euro in average terms compared with the same period of the prior year. On the other hand, during the six months ended June 30, 2026, the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year.
In terms of period-end exchange rates, the Colombian peso, the Mexican peso, the U.S. dollar, the Argentine peso, and the Peruvian sol, appreciated against the euro compared with the exchange rates as of December 31, 2025. On the other hand, the Turkish lira depreciated against the euro compared with the exchange rates as of December 31, 2025.
The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.

Macroeconomic and geopolitical conditions
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant challenges, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
Tensions in the Middle East have recently led to increases in the prices of oil, gas, and other energy-intensive goods. Any prolongation or further escalation of the conflict may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, weigh on economic growth, and potentially contribute to a broader global economic slowdown while constraining the policy flexibility of major central banks. These risks are compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as Greenland, or recent developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
In June 2026, the ECB raised its three key interest rates by 25 basis points, amid concerns that higher energy prices could contribute to renewed inflationary pressures.
The increase in U.S. tariffs on imports from its trading partners under the current U.S. administration has also triggered financial market volatility, reinforcing global risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the global economy, worsening the prospects for the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and constrain the Federal Reserve’s and ECB’s ability to maintain or lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows in the United States could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns regarding the potential consideration by the Federal Reserve of political factors in its decision-making.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high public debt levels in both developed and emerging economies. The relatively high valuations of artificial intelligence-related assets remain a source of uncertainty, with potential implications in the financial markets.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; extreme weather and climate-related events; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.

In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration and the outcome of the review of the USMCA have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. Further, our activities in Turkey have been affected by the regulation and monetary policy adopted by the CBRT in recent years. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists amid heightened political uncertainty. Lastly, in Colombia and Peru, severe meteorological events, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.
Operating Environment
The below discussion of BBVA’s operating environment includes the current expectations, estimates and beliefs of BBVA Research, based on internal and third-party sources, with respect to the future evolution of macroeconomic conditions. These expectations, estimates and beliefs are subject to uncertainty, and the actual evolution of macroeconomic conditions could differ materially from any expected evolution described below.
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and the evolution of corporate earnings. Interest rates have a direct impact on bank results as banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding and also typically lead to unrealized losses on fixed income securities and higher default rates.
The global economy has remained resilient during the first half of 2026, despite elevated levels of uncertainty and the longer-than-expected duration of the conflict between the United States and Iran. According to BBVA Research, global GDP is projected to grow by 3.1% in 2026. Growth continues to be supported by rising investment in artificial intelligence, higher defense spending, and the expansionary fiscal policy stance.
The relatively strong performance of the U.S. economy and China’s resilience to the energy shock associated with tensions involving Iran largely explain the robustness of global growth. In particular, U.S. GDP is expected to expand by 2.4% in 2026, with technology investment continuing to support domestic demand. China GDP is expected to grow by 4.5%, as the strength of the external sector continues to offset the effects of the ongoing adjustment in the real estate market. In contrast, the euro area is expected to be more adversely affected by the increase in energy commodity prices, and its GDP is expected to grow by 0.7%.
Rising prices for energy-intensive goods and supply chain disruptions associated with the conflict in the Middle East have also pushed inflation higher across the major economies and are likely to keep it above the levels previously anticipated for the remainder of the year. In the United States, headline inflation could remain above 3.5%, while in the euro area it may exceed 2.5%. Against this inflation backdrop, monetary policy is becoming more restrictive. BBVA Research currently expects the Federal Reserve to keep its policy rate unchanged at 3.75% (rather than implement the two rate cuts it had previously projected), while the ECB is expected to maintain its policy rate at 2.25% following the increase implemented in June 2026. In China, monetary conditions are also likely to become less accommodative, with policy rates expected to remain at their 2025 levels.

Overall, the balance of risks to the global economy has improved following the preliminary ceasefire around the Strait of Hormuz and the correction in oil prices, although the ceasefire has been broken from time to time and uncertainty remains high regarding the ultimate resolution of the crisis involving the United States, Iran, and Israel. Additional downside risks stem from protectionist measures in trade and immigration, as well as the structural challenges facing Europe and China. Geopolitical tensions across several Middle Eastern countries, the potential re-emergence of threats of U.S. administration action in Greenland or Mexico, and uncertainty regarding the response of central banks and its implications for financial markets also remain important sources of risk. On the upside, continued investment in artificial intelligence and its medium-term effects on productivity in economies that actively promote its adoption remain a key positive factor.
In Spain, economic activity remained robust during the first half of 2026, and the growth outlook continues to be favorable. Employment gains, resilient private consumption, the recovery in residential investment, and the strength of services exports are expected to continue supporting economic activity, offsetting the adverse effects of higher energy costs, weaker growth in the euro area, and the more restrictive stance of monetary policy. Against this backdrop, BBVA Research expects Spain GDP to grow by 2.4% in 2026. Meanwhile, the increase in fuel prices, although partly contained by fiscal support measures, pushed headline inflation to 3.2% in June 2026. Even if energy prices gradually normalize and significant second-round effects fail to materialize, headline inflation is expected to remain elevated during the second half of the year, ending 2026 at 4.3%. Average inflation for 2026 is projected to reach 3.8%.
In Mexico, the economy has performed weaker than expected during the first quarter of 2026, reflecting softer domestic demand—particularly in investment and industrial activity—as well as a less dynamic labor market. Although economic activity is expected to regain momentum during the second half of the year, as uncertainty surrounding the renewal of the USMCA eases and infrastructure investment increases, growth prospects have been revised downwards. BBVA Research currently expects Mexico GDP to grow by 1.2% in 2026. Regarding price dynamics, headline inflation stood at 3.4% in June 2026, and is expected to remain close to current levels over the coming months, ending the year at 4.1%. Against this backdrop of growth and inflation, BBVA Research expects the benchmark interest rate to close 2026 at 6.5%.
In Turkey, economic activity has slowed during the first months of 2026, mainly reflecting the impact of the conflict in the Middle East on energy prices, trade, tourism, and external financing conditions. Growth is expected to recover during the second half of the year, conditional on an easing of geopolitical tensions in the region and the continuation of targeted measures to support economic activity, and BBVA Research projects GDP growth of 3.0% for 2026. On the inflation front, headline inflation stood at 32.1% in June, above the levels recorded during the first quarter of 2026 and consistent with a slower-than-expected disinflation process. Inflation is expected to moderate gradually during the second half of the year, ending 2026 at around 30%, compared with 28–29% in the previous scenario. This would allow for a gradual reduction in the policy rate beginning in the third quarter, with the benchmark interest rate expected to reach 36% by the end of the year, one percentage point above the forecast in the previous scenario.
In Argentina, economic recovery continued during the first months of 2026, supported by the primary sectors, selected service industries, and the strength of energy exports. Industrial activity and construction remained weak, as did formal job creation. Against this backdrop, BBVA Research expects GDP to grow by 3.0% in 2026. Regarding price dynamics, inflation hovered around 33% during the first half of the year (reaching 33.2% in June 2026) and is expected to ease going forward, ending 2026 at around 29%. Greater exchange rate stability, lower price pressures on key inputs, and the gradual normalization of regulated prices are all expected to support this moderation.
In Colombia, private consumption and the services sector have continued to support economic activity during the first months of 2026, offsetting the lack of momentum in investment. The gradual reduction in uncertainty associated with the political transition and the effects of the minimum wage increase is expected to help sustain GDP growth going forward. Against this backdrop, BBVA Research expects GDP to grow by 2.6% in 2026. Inflationary pressures continued to justify a restrictive monetary policy stance. Headline inflation is expected to end 2026 at 7%, compared with 6.1% in June 2026, while the policy rate is projected to close the year at 12.25%, up from 12.00% in June 2026.
In Peru, economic activity was stronger than expected during the first months of 2026, supported by private consumption and investment. According to BBVA Research, GDP growth is projected to reach 3.1% in 2026, although the outlook remains conditional on developments in the conflict in the Middle East and its impact on oil prices, the effects of the El Niño weather phenomenon, and the political environment. Meanwhile, headline inflation is expected to remain relatively elevated during the second half of the year, ending 2026 at 4.1%, broadly in line with the level recorded in June 2026. With inflation expected to remain above the central bank's target range, further increases in the policy rate have become more likely: the benchmark interest rate is projected to reach 4.75% in December 2026, up from 4.25% in June 2026.

BBVA Group results of operations for the six months ended June 30, 2026 compared with the six months ended June 30, 2025
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Interest and other income	32,130	28,468	12.9
Interest expense	(16,966)	(15,861)	7.0
Net interest income	15,164	12,607	20.3
Dividend income	84	76	10.7
Share of profit or loss of entities accounted for using the equity method	56	30	87.4
Fee and commission income	7,607	6,514	16.8
Fee and commission expense	(3,036)	(2,503)	21.3
Net gains (losses) on financial assets and liabilities (1)	1,618	1,554	4.1
Exchange differences, net	(121)	(123)	(1.7)
Other operating income	317	351	(9.8)
Other operating expense	(1,464)	(1,228)	19.2
Income on insurance and reinsurance contracts	2,145	1,866	14.9
Expense on insurance and reinsurance contracts	(1,212)	(1,109)	9.3
Gross income	21,159	18,034	17.3
Administration costs	(7,166)	(6,038)	18.7
Personnel expense	(4,365)	(3,693)	18.2
Other administrative expense	(2,801)	(2,345)	19.4
Depreciation and amortization	(834)	(749)	11.4
Net margin before provisions (2)	13,159	11,247	17.0
Provisions or reversal of provisions	(95)	(133)	(28.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,497)	(2,761)	26.6
Impairment or reversal of impairment on non-financial assets	(7)	(5)	55.9
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	12	39	(69.8)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	9	37	(74.7)
Operating profit / (loss) before tax	9,581	8,424	13.7
Tax expense or income related to profit or loss from continuing operations	(3,112)	(2,626)	18.5
Profit / (loss)	6,469	5,798	11.6
Profit / (loss) attributable to parent company	6,051	5,447	11.1
Profit / (loss) attributable to non-controlling interests	418	351	19.0
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2026 compared with the same period of 2025 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2026 amounted to €15,164 million, a 20.3% increase compared with the €12,607 million recorded for the six months ended June 30, 2025, mainly as a result of (i) increases in the volume of SMEs and consumer loans in Mexico; (ii) the higher volume and yield of Turkish lira-denominated loans, supported by the lessening, throughout 2025, of the loan reserve requirements imposed by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F); (iii) increases in the volume of the wholesale loan portfolio and the higher contribution from trading activity in the Global Markets unit and from the ALCO portfolios in Spain; (iv) lower funding costs in Turkey, Mexico and Argentina; and (v) the appreciation of the Mexican peso against the euro, partially offset by the higher funding costs in the wholesale portfolios in Spain, the cumulative impact of interest rates cuts implemented by the ECB during the second half of 2025 and by BANXICO during the period and the depreciation of the Turkish lira and the Argentine peso against the euro. At constant exchange rates, net interest income increased by 18.8%.
Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Securities	286	196	46.3
Corporate finance	79	69	14.7
Asset management	927	795	16.5
Custody securities	121	107	13.0
Payment services	4,726	4,134	14.3
Of which: Demand accounts	149	157	(4.5)
Of which: Credit and debit cards and POS (1)	3,978	3,433	15.9
Of which: Transfers and remittances	436	395	10.2
Customer funds distributed but not managed	398	372	7.0
Of which: collective investment	147	106	38.6
Of which: insurance products	237	257	(7.7)
Loan commitments given	246	173	42.0
Other commitments and financial guarantees given	312	264	17.9
Other fees and commissions	514	404	27.2
Fee and commission income	7,607	6,514	16.8
(1) Points of Sale.
Fee and commission income increased by 16.8% to €7,607 million for the six months ended June 30, 2026 from the €6,514 million recorded for the six months ended June 30, 2025, primarily due to the increase in fees related to payment systems (fees related to credit and debit cards, monetary transactions, including traditional transfers and mobile payments, and points of sale (POS)), in particular, credit cards, and the increase in fees from asset management activities in Turkey and Mexico as a result of the increase in the volume of mutual and pension funds and, to a lesser extent, the higher fees from debt issuances in which BBVA Securities Inc., our broker-dealer in the United States, acted as underwriter and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira against the euro.

Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2026 and 2025 is as follows:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Payment services	2,087	1,789	16.6
Of which: Credit cards debit cards and POS (1)	1,959	1,696	15.5
Of which: Transfers, money orders and other payment orders	107	81	33.2
Commissions for selling insurance	25	27	(5.9)
Custody securities	57	45	25.8
Other fees and commissions	867	642	35.1
Fee and commission expense	3,036	2,503	21.3
(1) Points of Sale.
Fee and commission expense increased by 21.3% to €3,036 million for the six months ended June 30, 2026 from the €2,503 million recorded for the six months ended June 30, 2025, primarily due to the increase in fees paid to third parties driven by the increase in payment systems fee income in Turkey and, to a lesser extent, in Mexico, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 4.1% to €1,618 million for the six months ended June 30, 2026 from the net gain of €1,554 million recorded for the six months ended June 30, 2025, mainly due to the higher non-trading gains from the Global Markets unit in Spain and the higher trading gains in the Global Markets units in the United States and in Asia, partially offset by the higher losses from the trading portfolio recorded in the Corporate Center and the depreciation of the Turkish lira and the Argentine peso against the euro.
The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	190	193	(1.8)
Financial assets at fair value through other comprehensive income	203	164	23.6
Financial assets at amortized cost	(13)	30	n.m. (1)
Other financial assets and liabilities	—	(1)	(51.5)
Gains (losses) on financial assets and liabilities held for trading, net	1,158	1,151	0.6
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	53	188	(71.5)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	214	29	n.m. (1)
Gains (losses) from hedge accounting, net	4	(7)	n.m. (1)
Net gains (losses) on financial assets and liabilities	1,618	1,554	4.1
(1)Not meaningful.
Exchange differences, net
Exchange differences amounted to a €121 million loss for the six months ended June 30, 2026, a 1.7% decrease compared with a €123 million loss for the six months ended June 30, 2025 mainly driven by higher gains on exchange differences recorded in the Corporate Center, partially offset by lower gains on exchange differences in Asia.
Other operating income and other operating expense
Other operating income for the six months ended June 30, 2026 decreased by 9.8% to €317 million from €351 million recorded for the six months ended June 30, 2025 mainly due to lower sales of real estate and right-of-use assets, partially offset by the higher dividend income from investees accounted for under the equity method in the Corporate Center.

Other operating expense for the six months ended June 30, 2026 amounted to €1,464 million, a 19.2% increase compared with the €1,228 million recorded for the six months ended June 30, 2025, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina and, to a lesser extent, in Turkey and Venezuela, which resulted in a monetary loss of €279 million, €522 million and €45 million, respectively, in the six months ended June 30, 2026, compared to the €211 million, €496 million and €32 million, respectively, for the six months ended June 30, 2025, and the lower gain from the revaluation of bonds linked to inflation in Turkey (€372 million and €419 million, respectively, in the six months ended June 30, 2026 and 2025).
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2026 was €2,145 million, a 14.9% increase compared with the €1,866 million recorded for the six months ended June 30, 2025, mainly due to the increase in insurance premiums in Mexico.
Expense on insurance and reinsurance contracts for the six months ended June 30, 2026 was €1,212 million, a 9.3% increase compared with the €1,109 million expense recorded for the six months ended June 30, 2025 mainly due to an increase of insurance sales costs, due in part to higher activity in Mexico.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2026 amounted to €7,166 million, an 18.7% increase compared with the €6,038 million recorded for the six months ended June 30, 2025, mainly as a result of the higher general expenses related mainly to IT and marketing in Mexico, and, to a lesser extent, in Turkey, the increase in personnel expenses driven by salary updates in a context of high inflation in Turkey, the higher personnel expenses due in part to new hires in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, and, to a lesser extent, the Argentine peso against the euro.
The table below provides a breakdown of personnel expense for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Wages and salaries	3,155	2,768	14.0
Social security costs	611	528	15.6
Defined contribution plan expense	95	72	31.8
Defined benefit plan expense	34	28	21.5
Other personnel expense	470	297	58.2
Personnel expense	4,365	3,693	18.2
The table below provides a breakdown of other administrative expense for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,058	874	21.1
Communications	133	125	5.7
Advertising	276	251	10.0
Property, fixtures and materials	303	277	9.6
Taxes other than income tax	178	60	195.0
Surveillance and cash courier services	120	130	(7.7)
Outsourced administrative services	341	297	14.6
Other expense	392	331	18.6
Other administrative expense	2,801	2,345	19.4
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 was €834 million, an 11.4% increase compared with the €749 million recorded for the six months ended June 30, 2025, mainly due to the increase in the depreciation expense related to IT equipment in Mexico and Spain.

Provisions or reversal of provisions
Provisions or reversal of provisions for the six months ended June 30, 2026 amounted to an expense of €95 million, a 28.4% decrease compared with the €133 million expense recorded for the six months ended June 30, 2025, mainly due to the lower provisions for contingent risks in Mexico, partially offset by the higher provisions for contingent risks in Turkey.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2026 was an expense of €3,497 million, a 26.6% increase compared with the €2,761 million expense recorded for the six months ended June 30, 2025, mainly due to the increase in the expected losses related to the retail loan portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments) in Turkey, Mexico and Argentina, and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by lower expected losses in the corporate loan portfolio in Turkey, lower credit impairment requirements in the retail loan portfolios in Colombia and Peru and the depreciation of the Turkish lira and the Argentine peso against the euro.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	3	(33)	n.m. (1)
Financial assets at amortized cost	3,493	2,794	25.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,497	2,761	26.6
(1)Not meaningful.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2026 amounted to €9,581 million, a 13.7% increase compared with the €8,424 million recorded for the six months ended June 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2026 amounted to €3,112 million, an 18.5% increase compared with the €2,626 million expense recorded for the six months ended June 30, 2025, mainly due to the higher operating profit before tax in Mexico and Turkey.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2026 amounted to €6,469 million, an 11.6% increase from the €5,798 million recorded for the six months ended June 30, 2025.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2026 amounted to €6,051 million, an 11.1% increase from the €5,447 million recorded for the six months ended June 30, 2025.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2026 increased by 19.0% to €418 million from the €351 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2025, as a result, mainly, of the increase in profit in Peru.

Results of operations by operating segment for the six months ended June 30, 2026 compared with the six months ended June 30, 2025
The information contained in this section is presented under management criteria; however, for the six months ended June 30, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. For certain relevant information concerning the preparation and presentation of the financial information included in this report, see “Presentation of Financial Information”.

	For the six months ended June 30, 2026
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	3,346	6,409	2,152	2,952	507	(202)	15,164
Net fees and commissions	1,194	1,314	1,202	544	391	(74)	4,572
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	416	485	220	310	300	(232)	1,498
Other operating income and expense, net (2)	191	356	(201)	(498)	(1)	78	(75)
Gross income	5,147	8,565	3,372	3,308	1,197	(430)	21,159
Administration costs	(1,525)	(2,386)	(1,234)	(1,255)	(477)	(289)	(7,166)
Depreciation and amortization	(205)	(248)	(135)	(117)	(21)	(109)	(834)
Net margin before provisions (3)	3,417	5,931	2,004	1,936	699	(829)	13,159
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(300)	(1,719)	(685)	(745)	(51)	5	(3,497)
Provisions or reversal of provisions and other results	(37)	(17)	(31)	(2)	4	2	(82)
Operating profit / (loss) before tax	3,080	4,195	1,288	1,189	652	(822)	9,581
Tax expense or income related to profit or loss from continuing operations	(907)	(1,215)	(657)	(330)	(143)	139	(3,112)
Profit / (loss)	2,174	2,979	631	859	508	(683)	6,469
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(99)	(303)	—	(14)	(418)
Profit / (loss) attributable to parent company	2,172	2,979	532	556	508	(696)	6,051
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	3,215	5,511	1,307	2,387	369	(182)	12,607
Net fees and commissions	1,168	1,144	1,058	417	277	(54)	4,010
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	397	400	221	319	180	(85)	1,431
Other operating income and expense, net (2)	209	293	(177)	(404)	1	62	(15)
Gross income	4,990	7,349	2,409	2,719	827	(260)	18,034
Administration costs	(1,381)	(2,040)	(965)	(1,098)	(361)	(193)	(6,038)
Depreciation and amortization	(187)	(216)	(114)	(106)	(18)	(107)	(749)
Net margin before provisions (3)	3,422	5,093	1,329	1,515	448	(560)	11,247
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(301)	(1,486)	(407)	(528)	(37)	(2)	(2,761)
Provisions or reversal of provisions and other results	(40)	(35)	11	(16)	(2)	20	(62)
Operating profit / (loss) before tax	3,080	3,573	932	970	410	(541)	8,424
Tax expense or income related to profit or loss from continuing operations	(955)	(1,001)	(442)	(291)	(96)	160	(2,626)
Profit / (loss)	2,125	2,572	490	679	314	(381)	5,798
Profit / (loss) attributable to non-controlling interests	(1)	—	(78)	(263)	—	(9)	(351)
Profit / (loss) attributable to parent company	2,124	2,571	412	417	314	(390)	5,447
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30, 2026
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	3,346	3,215	4.1
Net fees and commissions	1,194	1,168	2.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	416	397	4.8
Other operating income and expense, net	(21)	8	n.m. (2)
Income and expense on insurance and reinsurance contracts	212	201	5.4
Gross income	5,147	4,990	3.1
Administration costs	(1,525)	(1,381)	10.4
Depreciation and amortization	(205)	(187)	9.2
Net margin before provisions (3)	3,417	3,422	(0.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(300)	(301)	(0.3)
Provisions or reversal of provisions and other results	(37)	(40)	(8.5)
Operating profit / (loss) before tax	3,080	3,080	—
Tax expense or income related to profit or loss from continuing operations	(907)	(955)	(5.1)
Profit	2,174	2,125	2.3
Profit attributable to non-controlling interests	(2)	(1)	7.9
Profit attributable to parent company	2,172	2,124	2.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2026 amounted to €3,346 million, a 4.1% increase compared with the €3,215 million recorded for the six months ended June 30, 2025, mainly as a result of increases in the volume of the wholesale loan portfolio and the higher contribution from trading activity in the Global Markets unit and from the ALCO portfolio, partially offset by the higher funding costs in the wholesale portfolios and the cumulative impact of interest rates cuts implemented by the ECB during the second half of 2025 on the consumer and household loan portfolios, which led to lower asset yields particularly in such portfolios, which are largely referenced to variable rates. The net interest margin over average total assets of this operating segment amounted to 1.33% for the six months ended June 30, 2026, compared with 1.51% for the six months ended June 30, 2025, mainly due to higher average total assets, which affects the ratio negatively as it is part of the denominator, and the lower asset yields resulting from the cumulative impact of the ECB interest rate cuts implemented during the second half of 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2026 amounted to €1,194 million, a 2.2% increase compared with the €1,168 million recorded for the six months ended June 30, 2025, mainly due to the increase in fees received related to asset management activities, partially offset by higher payment systems fees paid to third parties driven in part by increases in the volume of credit card loans.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2026 was a net gain of €416 million, a 4.8% increase compared with the €397 million net gain recorded for the six months ended June 30, 2025, mainly as a result of higher non-trading gains from the Global Markets unit, partially offset by lower trading gains from the Global Markets Unit and from the ALCO portfolio and negative exchange rate differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2026 amounted to a €21 million expense compared with the €8 million income recorded for the six months ended June 30, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2026 was €212 million, a 5.4% increase compared with the €201 million income recorded for the six months ended June 30, 2025, mainly due to an increase of insurance sales.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2026 amounted to €1,525 million, a 10.4% increase compared with the €1,381 million recorded for the six months ended June 30, 2025, mainly as a result of the higher salaries paid to employees, separation costs derived from the voluntary exits in Spain and the higher general expenses, related mainly to IT.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 was €205 million, a 9.2% increase compared with the €187 million recorded for the six months ended June 30, 2025, mainly due to the increase in the depreciation expense related to IT equipment.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2026 amounted to a €300 million expense, a 0.3% decrease compared with the €301 million expense recorded for the six months ended June 30, 2025.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2026 was a €37 million expense, an 8.5% decrease compared with the €40 million expense recorded for the six months ended June 30, 2025, mainly due to higher gains from the sale of certain investments recorded under other results and lower real estate-related provisions.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment was €3,080 million for the six months ended June 30, 2026 and June 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 was an expense of €907 million, a 5.1% decrease compared with the €955 million expense recorded for the six months ended June 30, 2025. Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 and June 30, 2025 includes an approximately €149 million and €150 million expense, respectively, recorded in connection with the half year accrual of the estimated amount of the Interest Margin and Commission Tax (see Note 18 to the Unaudited Condensed Interim Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2026 amounted to €2,172 million, a 2.3% increase compared with the €2,124 million profit recorded for the six months ended June 30, 2025.

MEXICO

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	6,409	5,511	16.3
Net fees and commissions	1,314	1,144	14.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	485	400	21.3
Other operating income and expense, net	(199)	(166)	20.0
Income and expense on insurance and reinsurance contracts	556	459	21.0
Gross income	8,565	7,349	16.6
Administration costs	(2,386)	(2,040)	17.0
Depreciation and amortization	(248)	(216)	15.1
Net margin before provisions (2)	5,931	5,093	16.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,719)	(1,486)	15.7
Provisions or reversal of provisions and other results	(17)	(35)	(50.6)
Operating profit / (loss) before tax	4,195	3,573	17.4
Tax expense or income related to profit or loss from continuing operations	(1,215)	(1,001)	21.5
Profit	2,979	2,572	15.8
Profit attributable to non-controlling interests	(1)	—	14.8
Profit attributable to parent company	2,979	2,571	15.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2026, the Mexican peso appreciated by 7.0% against the euro in average terms compared with the six months ended June 30, 2025, positively affecting the results of operations of the Mexico operating segment for the six months ended June 30, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2026 amounted to €6,409 million, a 16.3% increase compared with the €5,511 million recorded for the six months ended June 30, 2025, mainly as a result of increases in the volume of SMEs and consumer loans, lower wholesale funding costs and the appreciation of the Mexican peso against the euro, partially offset by lower yields on loans due in part to interest rate cuts in the period. At constant exchange rates, there was an 8.6% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.70% for the six months ended June 30, 2026, compared with 6.71% for the six months ended June 30, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2026 amounted to €1,314 million, a 14.9% increase compared with the €1,144 million recorded for the six months ended June 30, 2025, mainly due to the increase in fees related to payment systems (in particular, credit cards), and to a lesser extent, fees from asset management activities as a result of the increase in the volume of mutual and pension funds, and the appreciation of the Mexican peso against the euro, partially offset by the increase in commissions paid to third parties in relation to credit cards. At constant exchange rates, there was a 7.3% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2026 were €485 million, a 21.3% increase compared with the €400 million gain recorded for the six months ended June 30, 2025, mainly due to the higher gains from the Global Markets unit related to trading activities, positive exchange rate differences and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by lower gains from the ALCO portfolio. At constant exchange rates, there was a 13.3% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2026 was an expense of €199 million, a 20.0% increase compared with the €166 million expense recorded for the six months ended June 30, 2025, mainly as a result of the higher contributions made to the Deposit Guarantee Fund and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was an 11.8% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2026 was €556 million, a 21.0% increase compared with the €459 million income recorded for the six months ended June 30, 2025, mainly due to the increase in insurance premiums, attributable in part to a higher volume of insurance sales by the insurance companies and, to a lesser extent, the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 13.0% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2026 were €2,386 million, a 17.0% increase compared with the €2,040 million recorded for the six months ended June 30, 2025, mainly as a result of the higher general expenses related mainly to IT, security monitoring (surveillance and cash courier services) and marketing, and, to a lesser extent, the higher personnel expenses due in part to new hires, and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 9.3% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 was €248 million, a 15.1% increase compared with the €216 million recorded for the six months ended June 30, 2025, mainly as a result of the increase in the depreciation expense related to property, plant and IT equipment, and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 7.5% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2026 was a €1,719 million expense, a 15.7% increase compared with the €1,486 million expense recorded for the six months ended June 30, 2025, mainly due to higher credit impairment requirements in the credit cards and consumer loan portfolios (which volumes increased and also required higher credit impairments) and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was an 8.1% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2026 were a €17 million expense, a 50.6% decrease compared with the €35 million expense recorded for the six months ended June 30, 2025, mainly due to the lower provisions for contingent risks and the higher sales of real estate assets. At constant exchange rates, there was a 53.8% decrease in provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2026 was €4,195 million, a 17.4% increase compared with the €3,573 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 9.7% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 was €1,215 million, a 21.5% increase compared with the €1,001 million expense recorded for the six months ended June 30, 2025, mainly as a result of the higher operating profit before tax. At constant exchange rates, there was a 13.5% increase in tax expense related to profit from continuing operations.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2026 amounted to €2,979 million, a 15.8% increase compared with the €2,571 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was an 8.2% increase in profit attributable to parent company.
TURKEY

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	2,152	1,307	64.7
Net fees and commissions	1,202	1,058	13.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	220	221	(0.7)
Other operating income and expense, net	(300)	(220)	36.5
Income and expense on insurance and reinsurance contracts	99	43	128.9
Gross income	3,372	2,409	40.0
Administration costs	(1,234)	(965)	27.8
Depreciation and amortization	(135)	(114)	17.7
Net margin before provisions (2)	2,004	1,329	50.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(685)	(407)	68.2
Provisions or reversal of provisions and other results	(31)	11	n.m. (3)
Operating profit / (loss) before tax	1,288	932	38.1
Tax expense or income related to profit or loss from continuing operations	(657)	(442)	48.4
Profit	631	490	28.8
Profit attributable to non-controlling interests	(99)	(78)	27.5
Profit attributable to parent company	532	412	29.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of June 30, 2026, the Turkish lira depreciated by 12.4% against the euro compared to June 30, 2025, adversely affecting the results of operations of the Turkey operating segment for the six months ended June 30, 2026 expressed in euros (as the period-end exchange rates of the Turkish lira are used to convert income statement items pursuant to IAS 21 for the six months ended June 30, 2026 and 2025, respectively). See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2026 amounted to €2,152 million, a 64.7% increase compared with the €1,307 million recorded for the six months ended June 30, 2025 as a result mainly of the higher volume and yield of Turkish lira-denominated loans, supported by the lessening, throughout 2025, of the loan reserve requirements imposed by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F), and the lower wholesale funding costs, partially offset by the depreciation of the Turkish lira against the euro and, to a lesser extent, the higher cost of swap funding. At constant exchange rates, there was an 84.1% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 4.64% for the six months ended June 30, 2026, compared with 3.11% for the six months ended June 30, 2025.

Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2026 amounted to €1,202 million, a 13.7% increase compared with the €1,058 million recorded for the six months ended June 30, 2025, mainly as a result of the increase in payment systems fees (mainly credit cards) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT, and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 28.6% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2026 amounted to €220 million, a 0.7% decrease compared with the €221 million gain recorded for the six months ended June 30, 2025. At constant exchange rates, there was an 8.4% increase in net gains on financial assets and liabilities and exchange differences, mainly driven by higher gains in derivatives and ALCO portfolios, partially offset by negative exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2026 was a €300 million net expense, a 36.5% increase compared with the €220 million net expense recorded for the six months ended June 30, 2025. In the six months ended June 30, 2026, other operating income and expense, net, was negatively affected by the lower positive impact of the revaluation of bonds linked to inflation in the period (€372 million and €419 million in the six months ended June 30, 2026 and 2025, respectively), the higher loss on the net monetary position resulting from the adjustment for hyperinflation as a result of the increase in the inflation rate (€522 million and €496 million, respectively, in the six months ended June 30, 2026 and 2025), and the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 10.2% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2026 was €99 million compared to €43 million income recorded for the six months ended June 30, 2025, mainly due to the higher insurance sales by the insurance companies, partially offset by the depreciation of the Turkish lira against the euro.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2026 amounted to €1,234 million, a 27.8% increase compared with the €965 million recorded for the six months ended June 30, 2025, mainly as a result of the increase in personnel expenses driven by salary updates in a context of high inflation, and the increase in general expenses (technology and marketing), driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 43.8% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 was €135 million, a 17.7% increase compared with the €114 million recorded for the six months ended June 30, 2025, mainly as a result of the increase in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 25.3% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2026 was a €685 million expense, a 68.2% increase compared with the €407 million expense recorded for the six months ended June 30, 2025, mainly as a result of the increase in the expected losses related to the retail loan portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments), driven, in part, by the uncertain global macroeconomic scenario (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”, partially offset by lower expected losses in the corporate loan portfolio, and the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 90.3% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2026 were a €31 million expense compared with the €11 million income recorded for the six months ended June 30, 2025, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2026 was €1,288 million, a 38.1% increase compared with the €932 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 70.8% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 was €657 million, a 48.4% increase compared with the €442 million expense recorded for the six months ended June 30, 2025, mainly as a result of the higher operating profit before tax and the application of hyperinflationary accounting in assessing the tax burden in Turkey, including the effect of a higher net monetary loss on the effective tax rate. At constant exchange rates, there was a 68.6% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2026 amounted to €99 million, a 27.5% increase compared with the €78 million recorded for the six months ended June 30, 2025, as a result, in part, of the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2026 amounted to €532 million, a 29.1% increase compared with the €412 million recorded for the six months ended June 30, 2025.

SOUTH AMERICA

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	2,952	2,387	23.7
Net fees and commissions	544	417	30.3
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	310	319	(2.9)
Other operating income and expense, net	(569)	(462)	23.2
Income and expense on insurance and reinsurance contracts	71	58	22.1
Gross income	3,308	2,719	21.6
Administration costs	(1,255)	(1,098)	14.2
Depreciation and amortization	(117)	(106)	9.5
Net margin before provisions (2)	1,936	1,515	27.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(745)	(528)	41.0
Provisions or reversal of provisions and other results	(2)	(16)	(85.4)
Operating profit / (loss) before tax	1,189	970	22.5
Tax expense or income related to profit or loss from continuing operations	(330)	(291)	13.2
Profit	859	679	26.5
Profit attributable to non-controlling interests	(303)	(263)	15.3
Profit attributable to parent company	556	417	33.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2026, the Argentine peso depreciated by 17.3% against the euro (considering the period-end exchange rates used to convert income statement items for the six months ended June 30, 2026 and 2025, respectively, pursuant to IAS 21). On the other hand, the Colombian peso and the Peruvian sol appreciated by 7.6% and 1.1%, respectively against the euro in average terms compared with the six months ended June 30, 2025. Overall, changes in exchange rates adversely affected the results of operations of the South America operating segment for the six months ended June 30, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2026 and 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2026 amounted to €2,952 million, a 23.7% increase compared with the €2,387 million recorded for the six months ended June 30, 2025, mainly as a result of increases in the volume of the corporate and retail loan portfolios, the higher yield from the securities portfolio and the lower overall funding costs in the corporate and retail portfolios in Argentina and, to a lesser extent, increases in the volume and yield in the commercial and credit card loan portfolios in Colombia, and increases in the volume and yield of the wholesale and retail loan portfolios in Peru, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 28.6% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 7.39% for the six months ended June 30, 2026, compared with 6.63% for the six months ended June 30, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2026 amounted to €544 million income, a 30.3% increase compared with the €417 million income recorded for the six months ended June 30, 2025, mainly due to increases in payment systems fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro and the lower acquisition costs of customer funds. At constant exchange rates, there was a 36.7% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2026 were €310 million, a 2.9% decrease compared with the €319 million gain recorded for the six months ended June 30, 2025, mainly due to lower trading gains in Argentina and Colombia, partially offset by higher gains on exchange differences from the Global Markets unit in Peru. At constant exchange rates, there was a 2.8% increase in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2026 was a €569 million expense, a 23.2% increase compared with the €462 million expense recorded for the six months ended June 30, 2025, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina and, to a lesser extent, in Venezuela, which resulted in a monetary loss of €279 million and €45 million, respectively, in the six months ended June 30, 2026, compared to the €211 million and €32 million, respectively, for the six months ended June 30, 2025, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 29.1% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2026 was €71 million, a 22.1% increase compared with the €58 million net income recorded for the six months ended June 30, 2025, mainly as a result of the higher volume of insurance sales by the insurance companies in Argentina and Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 22.5% increase in income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2026 amounted to €1,255 million, a 14.2% increase compared with the €1,098 million recorded for the six months ended June 30, 2025, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and increases in the number of employees in Argentina and Colombia, and in general expenses in Peru, Argentina and Colombia (mainly related to marketing and IT), partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 19.0% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 was a €117 million expense, a 9.5% increase compared with the €106 million expense recorded for the six months ended June 30, 2025 mainly due to the increase in the depreciation expense related to IT equipment in Argentina. At constant exchange rates, there was a 9.4% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2026 was a €745 million expense, a 41.0% increase compared with the €528 million expense recorded for the six months ended June 30, 2025, mainly as a result of higher credit impairment requirements in the retail loan portfolio in Argentina, in particular, in connection with consumer loans and mortgages, in a context of greater credit activity (as we increased private lending driven, in part, by the lower government borrowings), partially offset by the depreciation of the Argentine peso against the euro and lower credit impairment requirements in the retail loan portfolios in Colombia and Peru. At constant exchange rates, there was a 42.0% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2026 were a €2 million expense, an 85.4% decrease compared with the €16 million expense recorded for the six months ended June 30, 2025, attributable mainly to lower provisions in Peru related to off-balance exposures. At constant exchange rates, there was an 82.6% decrease in provisions and other results.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2026 was €1,189 million, a 22.5% increase compared with the €970 million profit recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 30.3% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 was €330 million, a 13.2% increase compared with the €291 million expense recorded for the six months ended June 30, 2025, mainly as a result of the higher operating profit before tax in Colombia and the impact of the hyperinflation-related adjustments in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 21.7% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2026 amounted to €303 million, a 15.3% increase compared with the €263 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 21.8% increase in profit attributable to non-controlling interests mainly due to an increase in profit in Argentina.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2026 amounted to €556 million, a 33.6% increase compared with the €417 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 41.6% increase in profit attributable to parent company.

REST OF BUSINESS

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	507	369	37.5
Net fees and commissions	391	277	41.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	300	180	66.9
Other operating income and expense, net	(2)	—	n.m. (2)
Income and expense on insurance and reinsurance contracts	1	1	—
Gross income	1,197	827	44.8
Administration costs	(477)	(361)	32.2
Depreciation and amortization	(21)	(18)	18.5
Net margin before provisions (3)	699	448	55.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(51)	(37)	39.4
Provisions or reversal of provisions and other results	4	(2)	n.m. (2)
Operating profit / (loss) before tax	652	410	59.0
Tax expense or income related to profit or loss from continuing operations	(143)	(96)	49.3
Profit	508	314	62.0
Profit attributable to parent company	508	314	62.0
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2026, the U.S. dollar depreciated by 6.3% against the euro in average terms compared with the six months ended June 30, 2025. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2026 amounted to €507 million, a 37.5% increase compared with the €369 million recorded for the six months ended June 30, 2025, mainly due to the increase in the wholesale loan portfolio in Asia and the New York branch, supported by the increase in loan activity, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 36.0% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 0.99% for the six months ended June 30, 2026, compared with 1.13% for the six months ended June 30, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2026 amounted to €391 million, a 41.1% increase compared with the €277 million recorded for the six months ended June 30, 2025 mainly due to the higher fees from debt issuances in which BBVA Securities Inc., our broker-dealer in the United States, acted as underwriter, and higher commissions charged to transactional banking clients. At constant exchange rates, there was a 41.5% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2026 were €300 million, a 66.9% increase compared with the €180 million net gain recorded for the six months ended June 30, 2025, mainly due to the higher trading gains in the Global Markets units in the United States and in Asia, partially offset by lower gains on exchange differences in Asia. At constant exchange rates, there was a 66.5% increase in net gains on financial assets and liabilities and exchange differences.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2026 amounted to €477 million, a 32.2% increase compared with the €361 million recorded for the six months ended June 30, 2025, mainly due to increases in personnel expenses due to new hires and investment in strategic projects, particularly in Europe, and in general expenses. At constant exchange rates, there was a 32.6% increase in administration costs.

Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2026 amounted to €21 million, an 18.5% increase compared with the €18 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was an 18.0% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2026 was a €51 million expense, a 39.4% increase compared with the €37 million expense recorded for the six months ended June 30, 2025, mainly as a result of the higher credit impairment requirements in the corporate and investment banking loan portfolios in the United States (which volumes increased and also required higher credit impairments), in particular, in the oil and gas sector. At constant exchange rates, there was a 39.5% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2026 were an income of €4 million compared with the €2 million expense recorded for the six months ended June 30, 2025.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2026 was €652 million, a 59.0% increase compared with the €410 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 57.3% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2026 was €143 million, a 49.3% increase compared with the €96 million expense recorded for the six months ended June 30, 2025, due mainly to the increase in operating profit. At constant exchange rates, there was a 48.4% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2026 amounted to €508 million, a 62.0% increase compared with the €314 million recorded for the six months ended June 30, 2025. At constant exchange rates, there was a 60.0% increase in profit attributable to parent company.

CORPORATE CENTER

	For the six months ended June 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(202)	(182)	10.9
Net fees and commissions	(74)	(54)	35.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(232)	(85)	173.2
Other operating income and expense, net	78	61	29.0
Income and expense on insurance and reinsurance contracts	(1)	1	n.m. (2)
Gross income	(430)	(260)	65.7
Administration costs	(289)	(193)	50.1
Depreciation and amortization	(109)	(107)	1.9
Net margin before provisions (3)	(829)	(560)	48.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	5	(2)	n.m. (2)
Provisions or reversal of provisions and other results	2	20	(87.9)
Operating profit / (loss) before tax	(822)	(541)	51.9
Tax expense or income related to profit or loss from continuing operations	139	160	(12.7)
Profit / (loss)	(683)	(381)	79.0
Profit / (loss) attributable to non-controlling interests	(14)	(9)	56.6
Profit / (loss) attributable to parent company	(696)	(390)	78.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2026 was €202 million, a 10.9% increase compared with the €182 million net expense recorded for the six months ended June 30, 2025, mainly due to the higher funding costs of the Group´s central units.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2026 was an expense of €74 million, a 35.8% increase compared with the €54 million expense recorded for the six months ended June 30, 2025 mainly as a result of the higher volume of debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the six months ended June 30, 2026 were a €232 million loss compared with the €85 million loss recorded for the six months ended June 30, 2025, mainly as a result of the higher losses from the trading portfolio, partially offset by higher gains on exchange differences.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2026 was €78 million of net income, a 29.0% increase compared with the €61 million net income recorded for the six months ended June 30, 2025, mainly as a result of the higher dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2026 amounted to €289 million, a 50.1% increase compared with the €193 million recorded for the six months ended June 30, 2025, mainly due to higher personnel expenses, in part, from the voluntary exits.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2026 was €109 million, a 1.9% increase compared with the €107 million recorded for the six months ended June 30, 2025.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2026 was €822 million, a 51.9% increase compared with the €541 million loss recorded for the six months ended June 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2026 amounted to €139 million, a 12.7% decrease compared with the €160 million income recorded for the six months ended June 30, 2025, mainly due to the negative adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2026 was €696 million, a 78.5% increase compared with the €390 million loss recorded for the six months ended June 30, 2025.

Item 5B. Liquidity and Capital Resources
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. See Note 6.3 to the Unaudited Condensed Interim Consolidated Financial Statements and our 2025 Form 20-F for information on the BBVA Group’s liquidity and capital resources. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €575,695 million as of June 30, 2026 compared with €530,079 million as of December 31, 2025. The period-on-period increase was primarily due to increases in demand deposits from the general governments in a highly competitive environment in Mexico and the increase in deposits from public institutions (through repurchase agreements) in Spain.
Our customer deposits, excluding repurchase agreements, amounted to €509,127 million as of June 30, 2026, a 4.1% increase compared with €489,057 million as of December 31, 2025.
Short-term customer deposits at amortized cost amounted to €498,916 million as of June 30, 2026, or 86.7% of our total customer deposits, compared to 89.4% of our total customer deposits as of December 31, 2025 (see Note 21.3 to the Unaudited Condensed Interim Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2026 and 2025 and as of December 31, 2025:

	As of June 30,	As of December 31,	As of June 30,
	2026	2025	2025
	(In Millions of Euros)
Deposits from credit institutions	65,945	54,909	49,903
Deposits from central banks	25,238	20,879	18,579
Total	91,183	75,789	68,482
Deposits from credit institutions and central banks amounted to €91,183 million as of June 30, 2026, a 20.3% increase compared with the €75,789 million as of December 31, 2025 mainly attributable to an increase in deposits in the trading portfolio and in time deposits from credit institutions in Spain, and the increase in demand deposits from credit institutions in Spain, Asia and the New York branch, mainly driven by higher short-term funding balances.

Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2026 we had €85,019 million of debt certificates outstanding, comprising €72,248 million in bonds and debentures and €12,771 million in promissory notes and other securities, compared with €60,894 million, €52,734 million and €8,160 million of debt certificates outstanding, respectively, as of December 31, 2025 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €21,150 million in subordinated debt and subordinated deposits (of which €1 million refers to preferred securities outstanding) as of June 30, 2026 compared with €21,053 million (of which €1 million refers to preferred securities outstanding) as of December 31, 2025.
The following is a breakdown as of June 30, 2026 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity.

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	3,771	3,869	29,741	34,699	12,939	85,019
Subordinated debt, subordinated deposits and preferred securities	—	—	40	1,770	349	18,991	21,150
Total	—	3,771	3,909	31,511	35,047	31,931	106,169

Capital
June 30, 2026 information presented below is based on preliminary data.
Own funds as of June 30, 2026 and December 31, 2025 are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2026, a CET1 capital ratio of 8.98%2 and a total capital ratio of 13.14%2. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement of 8.00%, of which a minimum of 4.50% must be met with CET1 capital, 1.50% may be met with AT1 instruments and 2.00% may be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement of 1.62%, of which a minimum of 0.96% must be met with CET1 capital (of which 0.12% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% may be met with AT1 instruments and 0.38% may be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (0.75% that must be met exclusively with CET1 capital); (v) the capital buffer for Countercyclical Risk (0.26% that must be met exclusively with CET1 capital); and (vi) the capital buffer for Systemic Risk (0.01% that must be met exclusively with CET1 capital).
BBVA Group’s CET1 ratio stood at 12.90% as of June 30, 2026, which represents an increase of 20 basis points compared to December 31, 2025, mainly due to the profit of the BBVA Group recorded during the six months ended June 30, 2026, which allows the Group to continue investing in growth opportunities.
Risk-weighted assets (RWA) increased in the six months ended June 30, 2026 by approximately €26 billion mainly due to the increase in credit lending and in debt securities and, to a lesser extent, the appreciation of the Mexican peso against the euro.
The AT1 ratio stood at 1.53% as of June 30, 2026, an increase of 15 basis points from December 31, 2025, supported by the issuance in May 2026 of contingent convertible preferred securities (CoCos) by Banco Bilbao Vizcaya Argentaria, S.A. in an aggregate amount of €1.0 billion.
The Tier 2 ratio stood at 2.99% as of June 30, 2026, which represents a decrease of 14 basis points compared to December 31, 2025, mainly due to the increase in the Group’s RWA during the six months ended June 30, 2026 and, to a lesser extent, the early redemption of a subordinated debt issuance by Banco Bilbao Vizcaya Argentaria, S.A. amounting to GBP 300 million.
As a result of the above, the total capital ratio stood at 17.42% as of June 30, 2026.
The consolidated ratios as of June 30, 2026 and December 31, 2025 were as follows:
2 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.

CAPITAL BASE (MILLIONS OF EUROS) (1)
	June 30, 2026 (2)	December 31, 2025
Common Equity Tier 1 (CET1)	54,626	50,446
Tier 1	61,110	55,934
Tier 2	12,675	12,431
Total capital (Tier 1 + Tier 2)	73,785	68,365
Risk-weighted assets	423,497	397,241
CET1 (%)	12.90	12.70
Tier 1 (%)	14.43	14.08
Tier 2 (%)	2.99	3.13
Total capital ratio (%)	17.42	17.21
(1)December 31, 2025 data and ratios are presented according to the requirements under CRR II. June 30, 2026 data and ratios have been calculated applying the regulatory changes of Capital Requirements Regulation (Regulation (EU) 2024/1623).
(2)Preliminary data.
As of June 30, 2026, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.00% compared to 6.15% as of December 31, 2025.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, as of June 30, 2026, BBVA had to maintain an amount of own funds and eligible liabilities equal to 23.94% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group had to be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA did not include the combined capital buffer requirement (3.72% considering the then last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2025, according to applicable regulations and supervisory criteria).
Additionally, as of June 30, 2026, BBVA was required to meet a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.59%, of which 5.66% in terms of the total exposure considered for calculating the leverage ratio had to be satisfied with subordinated instruments (the “subordination requirement in LR”). The MREL in RWA and MREL in LR ratios stood at 29.96% and 9.75%, respectively, at June 30, 2026, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 26.83% and 8.73%, respectively, at such date.
In addition, BBVA must maintain, as from April 14, 2026, a volume of own funds and eligible liabilities in terms of total exposure for the calculation of the leverage ratio (the “MREL in LR”) of 8.96%, of which 5.56% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).
Given the structure of the resolution group’s own funds and eligible liabilities, as of June 30, 2026, the Group meets the aforementioned requirements.
In addition, as from June 2026, BBVA must maintain, at an individual entity level, a CET1 ratio of 7.47%3 and a total capital ratio of 10.97%3. These ratios do not include a “Pillar 2” capital requirement at the individual entity level of 1.50%, of which at least 0.84% shall be met with CET1.
The individual ratios as of June 30, 2026 were as follows: the CET1 ratio stood at 13.63%, the Tier 1 ratio stood at 16.42%, the Tier 2 ratio stood at 2.67% and the total capital ratio stood at 19.09%. Risk-weighted assets (RWA) on an individual entity level amounted to €224,178 million as of June 30, 2026.
3 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.

OTHER MATTERS
Risk Factors

The below risk factor includes certain updates to the related risk factor included in “Item 3. Key Information-Risk Factors” in our 2025 Form 20-F.

Criminal proceedings in respect of the Bank in relation to alleged offenses of bribery and discovery and revelation of secrets

Spanish judicial authorities have investigated the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation included the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in the Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court (Audiencia Nacional).
On July 9, 2026, the judge issued an order opening oral proceedings in respect of the Bank, for alleged offenses of bribery and discovery and revelation of secrets, and in respect of certain bank employees, both current and former, as well as certain former directors and officers.
As of the date of this document, the commencement date of the oral proceedings has not yet been scheduled by the Criminal Chamber of the National High Court. It is not possible at this time to predict the possible outcome of these proceedings or estimate their potential implications for the Group. An adverse outcome could result in potential fines and/or civil liabilities, neither of which would be material, as well as other adverse consequences, including potential adverse effects on the Group´s reputation.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2026

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-66
APPENDIX II. Additional information on risk concentration	F-71

Unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025

ASSETS (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	64,016	58,837
FINANCIAL ASSETS HELD FOR TRADING	9	154,695	123,185
Derivatives		38,807	32,551
Equity instruments		12,181	9,901
Debt securities		36,343	30,846
Loans and advances to central banks		1,074	620
Loans and advances to credit institutions		31,774	17,985
Loans and advances to customers		34,515	31,282
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	13,171	11,272
Equity instruments		12,253	10,539
Debt securities		146	192
Loans and advances		772	541
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,007	1,006
Debt securities		1,007	1,006
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	62,205	58,809
Equity instruments		790	1,360
Debt securities		60,669	57,001
Loans and advances		746	448
FINANCIAL ASSETS AT AMORTIZED COST	13	627,627	568,893
Debt securities		73,703	73,379
Loans and advances to central banks		12,089	10,869
Loans and advances to credit institutions		32,411	24,244
Loans and advances to customers		509,424	460,401
DERIVATIVES - HEDGE ACCOUNTING	14	666	570
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(88)	(87)
JOINT VENTURES AND ASSOCIATES	15	997	994
Joint ventures		191	111
Associates		806	883
INSURANCE AND REINSURANCE ASSETS	22	242	198
TANGIBLE ASSETS	16	9,770	9,482
Properties, plant and equipment		9,518	9,247
For own use		8,571	8,367
Other assets leased out under an operating lease		947	879
Investment properties		251	235
INTANGIBLE ASSETS	17	3,123	2,856
Goodwill		767	715
Other intangible assets		2,356	2,140
TAX ASSETS	18	17,158	17,867
Current tax assets		3,006	3,998
Deferred tax assets		14,152	13,869
OTHER ASSETS	19	5,973	4,985
Insurance contracts linked to pensions		—	—
Inventories		1,331	1,307
Other		4,642	3,678
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	4,864	709
TOTAL ASSETS		965,426	859,576
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025

LIABILITIES AND EQUITY (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
FINANCIAL LIABILITIES HELD FOR TRADING	9	119,389	91,917
Derivatives		36,160	30,345
Short positions		13,751	13,100
Deposits from central banks		5,947	3,653
Deposits from credit institutions		21,683	18,138
Customer deposits		41,848	26,681
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	21,450	18,417
Deposits from central banks		—	—
Deposits from credit institutions		—	—
Customer deposits		865	897
Debt certificates issued		6,810	5,997
Other financial liabilities		13,774	11,524
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	725,029	658,599
Deposits from central banks		19,291	17,226
Deposits from credit institutions		44,263	36,771
Customer deposits		532,981	502,501
Debt certificates issued		106,155	81,842
Other financial liabilities		22,339	20,258
Memorandum item: Subordinated liabilities		21,150	21,053
DERIVATIVES - HEDGE ACCOUNTING	14	2,102	1,933
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	13,782	12,760
PROVISIONS	23	4,343	4,422
Pensions and other post-employment defined benefit obligations		2,096	2,267
Other long term employee benefits		404	332
Provisions for taxes and other legal contingencies		764	805
Commitments and guarantees given		774	725
Other provisions		305	293
TAX LIABILITIES	18	4,682	4,020
Current tax liabilities		1,685	1,480
Deferred tax liabilities		2,997	2,540
OTHER LIABILITIES	19	7,394	5,709
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	3,463	—
TOTAL LIABILITIES		901,635	797,778
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025

LIABILITIES AND EQUITY (CONTINUED) (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
SHAREHOLDERS’ FUNDS		75,614	76,228
Capital	25	2,735	2,797
Paid up capital		2,735	2,797
Unpaid capital which has been called up		—	—
Share premium		16,945	18,469
Equity instruments issued other than capital		—	—
Other equity		33	40
Retained earnings	26	51,441	46,346
Revaluation reserves		—	—
Other reserves	26	(600)	203
Reserves or accumulated losses of investments in joint ventures and associates		(202)	(228)
Other		(398)	431
Less: Treasury shares		(990)	(299)
Profit or loss attributable to owners of the parent		6,051	10,511
Less: Interim dividends		—	(1,840)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(16,661)	(18,871)
Items that will not be reclassified to profit or loss		(1,941)	(2,505)
Actuarial gains (losses) on defined benefit pension plans		(1,686)	(1,396)
Non-current assets and disposal groups classified as held for sale		1	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(216)	(983)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(41)	(127)
Items that may be reclassified to profit or loss		(14,720)	(16,366)
Hedge of net investments in foreign operations (effective portion)		(3,561)	(3,117)
Foreign currency translation		(10,965)	(13,340)
Hedging derivatives. Cash flow hedges (effective portion)		315	311
Fair value changes of debt instruments measured at fair value through other comprehensive income		(476)	(209)
Hedging instruments (non-designated items)		(2)	(4)
Non-current assets and disposal groups classified as held for sale		(35)	—
Share of other recognized income and expense of investments in joint ventures and associates		3	(7)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	4,839	4,441
Accumulated other comprehensive income (loss)		(2,801)	(3,059)
Other items		7,641	7,500
TOTAL EQUITY		63,792	61,798
TOTAL EQUITY AND TOTAL LIABILITIES		965,426	859,576

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Loan commitments given	30	267,238	227,554
Financial guarantees given	30	26,861	24,865
Other commitments given	30	77,595	60,159
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2026 and 2025

CONDENSED CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
Interest and other income	32.1	32,130	28,468
Interest income using effective interest rate method		29,001	25,731
Other interest income		3,129	2,737
Interest expense	32.2	(16,966)	(15,861)
NET INTEREST INCOME		15,164	12,607
Dividend income	33	84	76
Share of profit or loss of entities accounted for using the equity method		56	30
Fee and commission income	34	7,607	6,514
Fee and commission expense	34	(3,036)	(2,503)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	35	190	193
Financial assets at amortized cost		(13)	30
Other financial assets and liabilities		202	163
Gains (losses) on financial assets and liabilities held for trading, net	35	1,158	1,151
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		1,158	1,151
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	35	53	188
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		53	188
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	35	214	29
Gains (losses) from hedge accounting, net	35	4	(7)
Exchange differences, net	35	(121)	(123)
Other operating income	36	317	351
Other operating expense	36	(1,464)	(1,228)
Income from insurance and reinsurance contracts	37	2,145	1,866
Expense from insurance and reinsurance contracts	37	(1,212)	(1,109)
GROSS INCOME		21,159	18,034
Administration costs		(7,166)	(6,038)
Personnel expense	38.1	(4,365)	(3,693)
Other administrative expense	38.2	(2,801)	(2,345)
Depreciation and amortization	39	(834)	(749)
Provisions or reversal of provisions	40	(95)	(133)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	41	(3,497)	(2,761)
Financial assets measured at amortized cost		(3,493)	(2,794)
Financial assets at fair value through other comprehensive income		(3)	33
NET OPERATING INCOME		9,567	8,353
Impairment or reversal of impairment of investments in joint ventures and associates	42	—	32
Impairment or reversal of impairment on non-financial assets	43	(7)	(5)
Tangible assets		2	—
Intangible assets		(7)	(4)
Other assets		(2)	—
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		12	7
Negative goodwill recognized in profit or loss		1	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	44	9	37
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		9,581	8,424
Tax expense or income related to profit or loss from continuing operations		(3,112)	(2,626)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		6,469	5,798
Profit (loss) after tax from discontinued operations		—	—
PROFIT (LOSS)		6,469	5,798
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	418	351
ATTRIBUTABLE TO OWNERS OF THE PARENT		6,051	5,447
		June 2026	June 2025
EARNINGS (LOSSES) PER SHARE (Euros)		1.04	0.91
Basic earnings (losses) per share from continuing operations		1.04	0.91
Diluted earnings (losses) per share from continuing operations		1.04	0.91
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	June 2026	June 2025
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	6,469	5,798
OTHER RECOGNIZED INCOME (EXPENSE)	1,724	(2,079)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(181)	(83)
Actuarial gains (losses) from defined benefit pension plans	(356)	(181)
Non-current assets and disposal groups held for sale	1	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	36	140
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	123	(70)
Income tax related to items not subject to reclassification to income statement	15	27
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,905	(1,996)
Hedge of net investments in foreign operations (effective portion)	(410)	(133)
Valuation gains (losses) taken to equity	(410)	(133)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	2,614	(2,100)
Translation gains (losses) taken to equity	2,593	(2,100)
Transferred to profit or loss	—	—
Other reclassifications	21	—
Cash flow hedges (effective portion)	8	(31)
Valuation gains (losses) taken to equity	8	(31)
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	3	(5)
Valuation gains or losses taken to equity	3	(5)
Debt securities at fair value through other comprehensive income	(372)	412
Valuation gains (losses) taken to equity	(209)	580
Transferred to profit or loss	(168)	(169)
Other reclassifications	5	—
Non-current assets and disposal groups held for sale	(36)	—
Valuation gains (losses) taken to equity	(10)	—
Transferred to profit or loss	—	—
Other reclassifications	(26)	—
Entities accounted for using the equity method	12	(10)
Income tax relating to items subject to reclassification to income statements	84	(129)
TOTAL RECOGNIZED INCOME (EXPENSE)	8,193	3,719
Attributable to minority interests (non-controlling interests)	676	(53)
Attributable to the parent company	7,518	3,772
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2026												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2026 ⁽¹⁾	2,797	18,469	—	40	46,346	—	203	(299)	10,511	(1,840)	(18,871)	(3,059)	7,500	61,798
Total income (expense) recognized	—	—	—	—	—	—	—	—	6,051	—	1,466	258	418	8,193
Other changes in equity	(63)	(1,524)	—	(8)	5,094	—	(804)	(690)	(10,511)	1,840	744	—	(278)	(6,199)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares reduction	(63)	(1,524)	—	—	50	—	(963)	2,500	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(3,357)	—	—	—	—	—	—	—	(262)	(3,619)
Purchase of treasury shares	—	—	—	—	—	—	—	(3,739)	—	—	—	—	—	(3,739)
Sale or cancellation of treasury shares	—	—	—	—	—	—	29	549	—	—	—	—	—	577
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	13	8,640	—	(725)	—	(10,511)	1,840	744	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(29)	—	—	—	—	—	—	—	—	—	(29)
Other increases or (-) decreases in equity	—	—	—	9	(239)	—	856	—	—	—	—	—	(15)	611
Balances as of June 30, 2026	2,735	16,945	—	33	51,441	—	(600)	(990)	6,051	—	(16,661)	(2,801)	7,641	63,792
(1) Balances as of December 31, 2025 as originally reported in the consolidated financial statements for the year 2025.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2025												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2025 ⁽¹⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	5,447	—	(1,675)	(404)	351	3,719
Other changes in equity	—	—	—	(9)	5,835	—	(9)	(30)	(10,054)	1,668	(1)	—	(248)	(2,847)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ordinary shares reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,357)	—	—	—	—	—	—	—	(250)	(2,606)
Purchase of treasury shares	—	—	—	—	—	—	—	(548)	—	—	—	—	—	(548)
Sale or cancellation of treasury shares	—	—	—	—	—	—	6	518	—	—	—	—	—	524
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,392	—	(15)	—	(10,054)	1,668	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	7	(200)	—	—	—	—	—	—	—	2	(191)
Balances as of June 30, 2025	2,824	19,184	—	31	46,528	—	1,805	(95)	5,447	—	(18,896)	(3,134)	7,193	60,887
(1) Balances as of December 31, 2024 as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		12,986	(6,208)
Of which hyperinflation effect from operating activities		1,114	926
1. Profit for the period		6,469	5,798
2. Adjustments to obtain the cash flow from operating activities		8,853	6,997
Depreciation and amortization		834	749
Other adjustments		8,019	6,248
3. Net increase/decrease in operating assets		(94,445)	(40,975)
Financial assets held for trading		(29,767)	1,655
Non-trading financial assets mandatorily at fair value through profit or loss		(1,305)	(585)
Other financial assets designated at fair value through profit or loss		(5)	(157)
Financial assets at fair value through other comprehensive income		(3,181)	181
Financial assets at amortized cost		(59,078)	(42,610)
Other operating assets		(1,109)	541
4. Net increase/decrease in operating liabilities		93,549	22,885
Financial liabilities held for trading		26,234	(2,986)
Other financial liabilities designated at fair value through profit or loss		2,429	1,448
Financial liabilities at amortized cost		63,765	23,633
Other operating liabilities		1,122	791
5. Collection/Payments for income tax		(1,441)	(913)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(784)	(546)
Of which hyperinflation effect from investing activities		219	215
1. Investments		(955)	(686)
Tangible assets		(420)	(249)
Intangible assets		(511)	(437)
Investments in joint ventures and associates		(1)	—
Subsidiaries and other business units		(22)	—
Non-current assets classified as held for sale and associated liabilities	20	—	—
Other settlements related to investing activities		—	—
2. Divestments		170	140
Tangible assets		—	17
Intangible assets		—	—
Investments in joint ventures and associates		68	41
Subsidiaries and other business units		7	—
Non-current assets classified as held for sale and associated liabilities	20	95	82
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(7,302)	(2,159)
Of which hyperinflation effect from financing activities		—	—
1. Payments		(8,798)	(5,595)
Dividend distribution (shareholders remuneration)		(3,357)	(2,357)
Subordinated liabilities		(1,211)	(2,275)
Treasury share amortization		(63)	—
Treasury share acquisition		(3,681)	(548)
Other items relating to financing activities		(487)	(416)
2. Collections		1,496	3,437
Subordinated liabilities		953	2,949
Treasury shares increase		—	—
Treasury shares disposal		544	488
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		533	(2,216)
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		5,432	(11,128)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		58,837	51,145
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		64,270	40,017

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
Cash	8	6,980	6,155
Balance of cash equivalent in central banks	8	47,175	26,657
Other financial assets	8	10,115	7,205
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD⁽²⁾	8	64,270	40,017
(1) Includes cash and cash equivalents of Garanti Bank's Romanian subsidiaries classified as Non-current assets and disposal groups classified as held for sale (see Note 3).

The Notes are an integral part of the unaudited condensed interim consolidated financial statements.
Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2026
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1    Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com). The Bank´s purpose is to carry out all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it, which are permitted or not prohibited by the provisions in force and supplementary activities. Its corporate purpose also includes the acquisition, possession, use and disposal of securities, public offering of acquisition and sale of securities, as well as all types of holdings in any entity or company.
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2025 were authorized for issue on February 20, 2026.
1.2Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30, 2026 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), as adopted by the European Union (“EU-IFRS”), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on July 29, 2026. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with EU-IFRS. Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2025.

The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2025, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2025, except for the new Standards and Interpretations applicable from January 1, 2026 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2026, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2026.
The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.
1.3     Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.4    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Bank’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 22), to quantify certain provisions (see Note 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
–The useful life and impairment losses of tangible and intangible assets and impairment losses of non-current assets held for sale (see Notes 16, 17 and 20).
–The valuation of goodwill and price allocation of business combinations (see Note 17).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).

–The recoverability of deferred tax assets (see Note 18) and the estimate of the corporate income tax.
In general, the BBVA Group is working to consider and incorporate into the models used for calculating relevant estimates how climate risk and other climate-related matters may affect the financial statements, cash flows and financial performance of the Group. These estimates and judgments are being considered in preparing the BBVA Group's financial statements and, to the extent relevant, they are mentioned in the relevant Notes to these Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed as of June 30, 2026. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the six-month period ended June 30, 2026 there have been no significant changes in the estimates made as of December 31, 2025, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly from those detailed in Note 2 to the consolidated financial statements of the Group for the year ended December 31, 2025, except for the entry into force of certain new standards and interpretations in the first six months of 2026, among which the following should be highlighted:
2.1    Changes introduced in the first six months of the 2026 financial year
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB (International Accounting Standards Board) issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as Environmental, Social and Governance (ESG) targets. Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required by IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments came into force on January 1, 2026 and had no significant impact on the consolidated financial statements.
Amendment to IFRS 9 and IFRS 7: Contracts relating to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for renewable electricity purchase agreements. The amendments include guidance on the "own use" exemption for electricity purchasers and the requirements for applying hedge accounting to these agreements.
They came into effect on January 1, 2026 and had no significant impact on the consolidated financial statements.
Annual improvements applied to International Financial Reporting Standards (IFRS)
The IASB issued in July 2024 a number of minor amendments and improvements to various IFRS accounting standards to clarify their wording or correct minor effects, oversights or conflicts between the requirements of the standards. The standards affected are: IFRS 1 "First-time adoption of International Financial Reporting Standards", IFRS 7 "Financial instruments, disclosures", IFRS 9 "Financial instruments", IFRS 10 "Consolidated financial statements" and IAS 7 "Statement of cash flows".
These modifications came into force on January 1, 2026 and had no significant impact on the consolidated financial statements.

2.2    Standards and interpretations issued but not yet effective as of June 30, 2026
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, and were not mandatory as of June 30, 2026. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined profit and loss categories (operating, investing and financing) and two subtotals ("operating profit (loss)" and "profit (loss) before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union. The Group is currently evaluating the potential effects derived from the application of the standard; however, given that it is fundamentally a presentation and disclosure standard, no impacts are expected on the consolidated equity of the Group or on the attributed profit, beyond possible changes in the presentation, disaggregation and disclosure of certain financial information.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. There are no eligible entities within the Group that fall within the scope of this standard, so no significant impact on the consolidated financial statements is expected.
Amendments to IFRS 19: "Subsidiaries without Public Accountability: Disclosures"
As stated above, IFRS 19, issued in May 2024, allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards (including IFRS 18). With these amendments, IFRS 19 reflects the changes in IFRS that will come into effect on January 1, 2027, the date on which IFRS 19 will become applicable. In the future, IFRS 19 will be amended simultaneously with the publication or revision by the IASB of other accounting standards.
This amendment is pending approval by the European Union. No significant impact on the consolidated financial statements is expected.
Amendments to IAS 21 "Effects of Changes in Foreign Exchange Rates"
On November 13, 2025, the IASB issued a series of amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. These amendments address how companies should translate financial information from a non-hyperinflationary functional currency to a hyperinflationary presentation currency.
Specifically, it states that a company with a non-hyperinflationary functional currency, but with a hyperinflationary presentation currency, must translate all amounts in the financial statements (including comparative amounts) using the closing exchange rate on the last presentation date.

The amendments also require reporting and detailing financial information about the foreign operations affected by the indicated conversion method.
The amendments will come into effect on January 1, 2027, once adopted by the European Union, and will be applied retrospectively. The entry into force of the standard is not expected to have any impact on the consolidated financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2025:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first six months of 2026
Divestitures
Agreement for the sale of the Romanian subsidiaries of Garanti BBVA
On March 28, 2026, it was announced that Türkiye Garanti Bankası A.Ş. (“Garanti BBVA") had reached an agreement with Raiffeisen Bank SA —the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)— to sell 100% of Garanti BBVA’s subsidiaries in Romania. As a result of the above, all of the balance sheet items of Garanti Bank SA, Motoractive IFN SA and Motoractive Multiservices SRL have been reclassified into the line items “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group's consolidated balance sheet as of June 30, 2026.
The closing of the transaction is expected during the fourth quarter of 2026, once the regulatory authorizations from the competent authorities have been received.
Significant transactions in 2025
During the fiscal year 2025, no significant or relevant corporate transactions have been completed.
4.Shareholder remuneration system
Shareholder remuneration
Cash distributions in 2025
During the 2025 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:

–The Annual General Shareholders´ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 financial year, for an amount equal to €0.41 gross (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €2,357 million.
–By means of an Inside Information notice (información privilegiada) dated September 29, 2025, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on November 7, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €1,840 million.
Cash distributions in 2026
The Annual General Shareholders´ Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to approximately €3,357 million.
Share buyback programs
Share buyback programs in 2025
On January 30, 2025, BBVA announced, among other matters, the execution of a share buyback program of BBVA shares, with the purpose of reducing BBVA’s share capital, for a monetary amount of €993 million, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution.
On October 30, 2025, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced by means of an Inside Information notice (información privilegiada) the execution of a time-scheduled buyback program for the repurchase of own shares, with the purpose of reducing BBVA's share capital, all in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (the “Regulations"), for a maximum monetary amount of €993 million. The execution was carried out externally by Citigroup Global Markets Europe AG. By means of an Other Relevant Information notice (otra información relevante) dated December 10, 2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of BBVA's share capital as of such date. On December 23, 2025, BBVA notified through an Other Relevant Information notice (otra información relevante) the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of the 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned BBVA share buyback program and which were held as treasury shares.
Share buyback programs in 2026
First Framework Program
On December 19, 2025, and after receiving the required authorization from the ECB, by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of a framework share buyback program, all in accordance with the Regulations, which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant.

First Tranche
As part of the communication of December 19, 2025, it was also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the "First Tranche"). The execution was carried out externally by J.P. Morgan SE.
By means of an Other Relevant Information notice (otra información relevante) dated March 6, 2026, BBVA announced the completion of the execution of the First Tranche of the Framework Program, having reached the maximum monetary amount of €1,500 million and having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital as of that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice (otra información relevante) the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the BBVA Framework Program and which were held as treasury shares (see Notes 25 and 26).
Second Tranche
On March 20, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that its Board of Directors, at its meeting held on such day, within the scope of the Framework Program, had agreed to execute a second tranche of the Framework Program in compliance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice (otra información relevante) dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital as of that date were acquired.
On June 24, 2026, BBVA communicated, through an Other Relevant Information notice (otra información relevante), the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €25,872,435.12 and the consequent redemption, charged to unrestricted reserves, of the 52,800,888 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the Second Tranche of the BBVA Framework Program and which were held as treasury shares (see Notes 25 and 26).
Third Tranche
On April 30, 2026, BBVA communicated by means of an Inside Information notice (información privilegiada), that its Board of Directors, at its meeting held on April 29, 2026, had agreed to execute a third tranche of treasury share buyback within the Framework Program, in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,460 million. The execution started on May 6, 2026, and was carried out externally through Citigroup Global Markets Europe AG.
Between May 6 and July 24, 2026, Citigroup Global Markets Europe AG acquired 63,358,915 BBVA shares within the scope of the Framework Program.
Second Framework Program
In addition to the execution of the third tranche of the current Framework Program, on July 30, 2026, and after receiving the required authorization from the ECB, by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors had agreed to carry out the execution of a new framework share buyback program, all in accordance with the Regulations, for a maximum monetary amount of €2,000 million, which will be executed in several tranches, with the purpose of reducing BBVA's share capital (the "New Framework Program"), without prejudice to the possibility of suspending or terminating the New Framework Program early if circumstances warrant.

First Tranche
Moreover, on July 30, 2026, it was also announced that the Board of Directors agreed to execute a first tranche of the New Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,000 million, with a maximum number of shares to be acquired of 483,221,729 own shares, which will start on August 5, 2026 and will finish not earlier than September 14, 2026 and not later than October 9, 2026, and in any event, when the maximum monetary amount is reached or the maximum number of shares is acquired within that period, and will be carried out externally.
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2026, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2025 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its Houston agency.
–Turkey reports the activity of the Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands. As described in Note 3, Garanti BBVA has entered into an agreement to sell its subsidiary in Romania.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center includes the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds related to commitments to employees; goodwill and other intangible assets as well as the funding of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of June 30, 2026 and December 31, 2025, is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENT (MILLIONS OF EUROS)

	June 2026	December 2025 ⁽¹⁾
Spain	525,713	458,090
Mexico	202,938	182,654
Turkey	98,885	90,702
South America	86,471	76,624
Rest of Business	118,016	88,354
Subtotal assets by operating segments	1,032,023	896,424
Corporate Center	(66,597)	(36,848)
Total assets BBVA Group	965,426	859,576
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the six months ended June 30, 2026 and 2025:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENT (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center
June 2026
Net interest income	15,164	3,346	6,409	2,152	2,952	507	(202)
Gross income	21,159	5,147	8,565	3,372	3,308	1,197	(430)
Operating profit (loss) before tax	9,581	3,080	4,195	1,288	1,189	652	(822)
Attributable profit (loss) ⁽¹⁾	6,051	2,172	2,979	532	556	508	(696)
June 2025 ⁽²⁾
Net interest income	12,607	3,215	5,511	1,307	2,387	369	(182)
Gross income	18,034	4,990	7,349	2,409	2,719	827	(260)
Operating profit (loss) before tax	8,424	3,080	3,573	932	970	410	(541)
Attributable profit (loss) ⁽¹⁾	5,447	2,124	2,571	412	417	314	(390)
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.

6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2025:
Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.

The global economy is undergoing significant challenges, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
Tensions in the Middle East have recently led to increases in the prices of oil, gas, and other energy-intensive goods. A prolonged escalation of the conflict may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, weigh on economic growth, and potentially contribute to a global economic slowdown while constraining the policy space of major central banks. These risks are compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as Greenland, or recent developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
The increase in U.S. tariffs on imports from its trading partners under the current U.S. administration has also triggered financial market volatility, reinforcing global risks. High uncertainty regarding the final level and duration of these tariffs could negatively impact the global economy, worsening the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal and monetary policies could partially offset the effects of global protectionism, notably in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakened confidence, and financial volatility, among other factors.
Rising tariffs also increase the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and the ECB’s ability to maintain or lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows could also affect the labor market in the United States, add to inflationary pressures, and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial, and foreign policies could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns regarding the potential consideration by the Federal Reserve of political factors in its decision-making.
Amid growing uncertainty surrounding U.S. policies and the widening fiscal deficit, the U.S. risk premium could continue to rise, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could trigger episodes of volatility, especially given the high public debt levels in both developed and emerging economies. Additionally, the relatively high valuations of artificial intelligence-related assets constitute an additional source of uncertainty, with potential implications in the financial markets.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as result of protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; extreme weather and climate-related factors; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.

In Spain, political, regulatory, and economic uncertainty may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional reforms, as well as the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Political and social tensions could also trigger new episodes of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the final impact of the geopolitical situation in the Middle East. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, the exposure to severe climate-related factors, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.
For additional information on the impact of the macroeconomic scenarios used in the estimation of expected credit loss, see Note 6.2.3 "Credit risk – Expected loss estimation".
New business and operational risks and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.).
Digital transformation is a priority for the Group which includes among its objectives the development of advanced 'Next Gen' technological capabilities, artificial intelligence, and the continuous improvement of the customer experience.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. In addition, the prolific use of artificial intelligence technologies increases the risk of unauthorized access to the Group’s IT systems and client accounts and of unauthorized disclosure, destruction or use of confidential information or personal data. The Group gives great importance to the active operational and technological risk management and control. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’ s business, financial condition and results of operations.
Model risk: it is possible that a model used in critical processes presents deficiencies in its design, implementation, use, or interpretation, generating incorrect estimations that affect risk granting, solvency, the financial statements, regulatory compliance, or the Group’s reputation. This risk arises mainly from the use of inadequate assumptions, limitations in data quality or errors in model coding, and is especially relevant in an environment of growing complexity and dependence on models. BBVA is exposed to this risk due to the intensive use of models in essential areas such as credit risk measurement, the calculation of provisions for contingencies, and the valuation of other financial instruments, and the magnitude of this exposure is increased by the volume and diversity of the portfolios, data heterogeneity, and the incorporation of macroeconomic scenarios in certain metrics.

Legal risks: The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also involved in other administrative proceedings and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework in the jurisdictions in which the Group operates is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings, while some regulators and supervisory authorities are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal (administrative and/or judicial) and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as the terms and conditions and validity of credit cards and mortgage loan agreements), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
There are also claims before Spanish courts challenging the validity of certain revolving credit card agreements. Rulings in these types of proceedings, whether against the Bank or other financial institutions, could negatively affect the Group.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on their number, amount thereof, the penalties imposed or litigation and management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal (administrative and/or judicial) and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings drain resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2026 and December 31, 2025, the Group had €764 million and €805 million, respectively, in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 23), of which €587 million and €583 million, respectively, correspond to legal contingencies and €177 million and €222 million, respectively, to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because the probability of an unfavorable outcome for the Group is estimated to be remote, or because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from the resolution of these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal (administrative and/or judicial) and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities have investigated the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation included the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in the Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court (Audiencia Nacional).
On July 9, 2026, the judge issued an order opening oral proceedings in respect of the Bank, for alleged offenses of bribery and discovery and revelation of secrets, and in respect of certain bank employees, both current and former, as well as certain former directors and officers.

As of the date of this document, the commencement date of the oral proceedings has not yet been scheduled by the Criminal Chamber of the National High Court. It is not possible at this time to predict the possible outcome of these proceedings or estimate their potential implications for the Group. An adverse outcome could result in potential fines and/or civil liabilities, neither of which would be material, as well as other adverse consequences, including potential adverse effects on the Group´s reputation.
6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of June 30, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
6.2.1    Credit risk exposure
The BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of June 30, 2026 and December 31, 2025 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	June 2026	Stage 1	Stage 2	Stage 3
Financial assets held for trading		115,888
Equity instruments	9	12,181
Debt securities	9	36,343
Loans and advances	9	67,363
Non-trading financial assets mandatorily at fair value through profit or loss		13,171
Equity instruments	10	12,253
Debt securities	10	146
Loans and advances	10	772
Financial assets designated at fair value through profit or loss	11	1,007
Derivatives (trading and hedging)		55,466
Financial assets at fair value through other comprehensive income		62,313
Equity instruments	12	790
Debt securities		60,709	60,709	—	—
Loans and advances	12	814	282	532	—
Financial assets at amortized cost		640,815	591,745	33,586	15,483
Debt securities		73,750	73,705	6	39
Loans and advances to central banks		12,102	12,102	—	—
Loans and advances to credit institutions		32,419	32,419	—	—
Loans and advances to customers		522,544	473,519	33,580	15,444
Total financial assets risk		888,660
Total loan commitments and financial guarantees		371,693	360,871	10,173	649
Loan commitments given	30	267,238	259,595	7,451	191
Financial guarantees given	30	26,861	26,170	569	121
Other commitments given	30	77,595	75,106	2,152	337
Total maximum credit exposure		1,260,354

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		90,634
Equity instruments	9	9,901
Debt securities	9	30,846
Loans and advances	9	49,887
Non-trading financial assets mandatorily at fair value through profit or loss		11,272
Equity instruments	10	10,539
Debt securities	10	192
Loans and advances	10	541
Financial assets designated at fair value through profit or loss	11	1,006
Derivatives (trading and hedging)		49,141
Financial assets at fair value through other comprehensive income		58,919
Equity instruments	12	1,360
Debt securities		57,046	57,020	—	25
Loans and advances	12	513	24	488	—
Financial assets at amortized cost		581,271	536,123	30,765	14,383
Debt securities		73,429	73,387	5	37
Loans and advances to central banks		10,881	10,881	—	—
Loans and advances to credit institutions		24,263	24,230	34	—
Loans and advances to customers		472,697	427,625	30,727	14,346
Total financial assets risk		792,242
Total loan commitments and financial guarantees		312,578	303,063	8,839	676
Loan commitments given	30	227,554	220,990	6,385	179
Financial guarantees given	30	24,865	23,988	739	138
Other commitments given	30	60,159	58,084	1,715	359
Total maximum credit exposure		1,104,820
The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2026 and December 31, 2025 is shown below:

June 2026 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	289,964	268,132	15,122	6,711	(4,884)	(553)	(603)	(3,728)	285,080	267,578	14,519	2,983
Mexico	112,176	101,327	7,669	3,181	(3,752)	(1,477)	(680)	(1,595)	108,424	99,850	6,989	1,586
Turkey ⁽²⁾	58,931	49,556	6,305	3,070	(2,230)	(181)	(362)	(1,687)	56,701	49,375	5,943	1,384
South America ⁽³⁾	59,903	52,993	4,449	2,461	(2,240)	(404)	(310)	(1,526)	57,663	52,589	4,139	935
Others	1,569	1,512	35	22	(12)	(1)	(1)	(10)	1,557	1,511	34	12
Total ⁽⁴⁾	522,544	473,519	33,580	15,444	(13,119)	(2,617)	(1,957)	(8,546)	509,424	470,902	31,623	6,899
Of which: individual					(1,581)	(14)	(272)	(1,295)
Of which: collective					(11,538)	(2,602)	(1,685)	(7,251)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2026, the remaining balance was €46 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2025 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	261,536	239,762	15,141	6,633	(4,699)	(528)	(602)	(3,569)	256,838	239,235	14,539	3,064
Mexico	100,699	91,333	6,549	2,817	(3,482)	(1,346)	(629)	(1,507)	97,217	89,987	5,919	1,310
Turkey ⁽²⁾	55,756	48,214	4,866	2,676	(2,011)	(176)	(356)	(1,478)	53,745	48,038	4,510	1,198
South America ⁽³⁾	53,331	46,988	4,140	2,203	(2,095)	(373)	(299)	(1,423)	51,235	46,614	3,841	780
Others	1,375	1,327	31	16	(9)	(1)	(1)	(7)	1,366	1,326	30	9
Total ⁽⁴⁾	472,697	427,625	30,727	14,346	(12,297)	(2,424)	(1,887)	(7,985)	460,401	425,200	28,840	6,361
Of which: individual					(1,304)	(15)	(266)	(1,023)
Of which: collective					(10,992)	(2,409)	(1,622)	(6,962)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, the BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2025, the remaining balance was €76 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2026 and December 31, 2025 is shown below:

June 2026 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	26	—	92	3,970	3,459	7,548	7,900
Credit card debt	—	1	—	4	2,728	31,040	33,774	36,506
Commercial debtors		1,089	144	2,122	34,490	282	38,126	38,438
Finance leases	—	153	—	15	10,442	264	10,874	11,113
Reverse repurchase loans	—	333	10,377	576	—	—	11,286	11,288
Other term loans	11,696	27,827	13,936	20,834	191,403	167,879	433,575	443,065
Advances that are not loans	392	756	8,166	5,349	1,215	4,381	20,259	20,307
LOANS AND ADVANCES	12,089	30,184	32,623	28,992	244,248	207,306	555,442	568,616
By secured loans
Of which: mortgage loans collateralized by immovable property		187	—	1,208	34,109	105,535	141,038	143,351
Of which: other collateralized loans	—	7,299	11,713	1,155	13,511	2,650	36,329	36,531
By purpose of the loan
Of which: credit for consumption						81,757	81,757	87,835
Of which: lending for house purchase						106,620	106,620	107,994
By subordination
Of which: project finance loans					5,722		5,722	5,829

December 2025 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	9	—	24	3,424	2,735	6,192	6,479
Credit card debt	—	1	—	4	2,585	28,061	30,651	33,113
Commercial debtors		1,019	135	1,600	31,541	131	34,426	34,723
Finance leases	—	162	—	18	10,166	263	10,610	10,862
Reverse repurchase loans	—	181	8,120	563	—	—	8,864	8,865
Other term loans	10,141	23,871	10,418	17,027	168,758	162,253	392,469	401,489
Advances that are not loans	727	665	5,704	4,286	1,530	380	13,292	13,342
LOANS AND ADVANCES	10,869	25,907	24,377	23,522	218,004	193,824	496,503	508,872
By secured loans
Of which: mortgage loans collateralized by immovable property		213	—	889	31,091	102,431	134,624	137,107
Of which: other collateralized loans	—	6,530	8,628	624	11,963	2,970	30,715	30,955
By purpose of the loan
Of which: credit for consumption						74,965	74,965	80,560
Of which: lending for house purchase						103,397	103,397	104,890
By subordination
Of which: project finance loans					5,579		5,579	5,663
The value of guarantees received as of June 30, 2026 and December 31, 2025, is as follows:

GUARANTEES RECEIVED (MILLIONS OF EUROS)

	June 2026	December 2025
Value of collateral	164,157	151,746
Of which: guarantees normal risks under special monitoring	12,254	11,626
Of which: guarantees impaired risks	2,996	3,081
Value of other guarantees	73,004	65,944
Of which: guarantees normal risks under special monitoring	4,370	3,999
Of which: guarantees impaired risks	942	907
Total value of guarantees received	237,161	217,690
6.2.2    Impaired loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, including their gross carrying amount, impaired loans and advances, and accumulated impairment, by counterparties as of June 30, 2026 and December 31, 2025, is as follows:

June 2026 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	12,102	—	(13)
General governments	29,945	16	(19)
Credit institutions	32,419	—	(9)
Other financial corporations	29,015	7	(22)
Non-financial corporations	248,073	5,937	(4,561)
Households	215,511	9,485	(8,516)
LOANS AND ADVANCES	567,065	15,444	(13,141)

December 2025 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	10,881	—	(12)
General governments	25,924	18	(18)
Credit institutions	24,263	—	(20)
Other financial corporations	23,547	11	(25)
Non-financial corporations	221,504	5,118	(4,113)
Households	201,723	9,199	(8,140)
LOANS AND ADVANCES	507,842	14,346	(12,329)
The changes during the six months ended June 30, 2026, and the year ended December 31, 2025 of impaired assets (financial assets, financial guarantees given and other commitments given) are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	June 2026	December 2025
Balance at the beginning	14,900	14,891
Additions	7,453	13,143
Decreases ⁽¹⁾	(3,611)	(6,893)
Net additions	3,842	6,250
Amounts written-off	(2,510)	(4,534)
Exchange differences and other	(292)	(1,708)
Balance at the end	15,940	14,900
(1) Reflects the total amount of impaired loans and advances derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

6.2.3    Measurement of Expected Credit Loss (ECL)
As of June 30, 2026, the models for calculating expected losses used by the Group to prepare the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 7 to the consolidated financial statements of the Group for the year ended December 31, 2025, except for the update of the macroeconomic scenarios, as such models have incorporated its estimated impact on economic activity and the main economic indicators for the first half of 2026.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of June 30, 2026:

POSITIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2026	2.78%	7.86%	8.50%	1.60%	2.83%	4.41%	4.47%	8.39%
2027	4.38%	6.64%	5.52%	4.08%	2.70%	4.57%	8.37%	7.75%
2028	6.31%	5.99%	6.56%	3.76%	2.75%	4.94%	6.38%	7.54%
2029	7.11%	5.74%	7.27%	3.66%	2.75%	5.06%	5.77%	7.78%
2030	7.15%	5.50%	6.87%	3.56%	2.79%	5.24%	5.63%	8.09%
2031	6.59%	5.33%	5.83%	3.51%	2.72%	5.36%	5.50%	8.37%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2026	3.29%	5.98%	3.67%	8.06%	3.52%	8.93%
2027	4.74%	5.78%	6.24%	7.05%	3.74%	8.92%
2028	5.08%	5.58%	7.84%	5.87%	4.17%	8.76%
2029	4.75%	5.41%	8.05%	4.86%	4.14%	8.63%
2030	4.57%	5.26%	7.99%	3.99%	3.94%	8.49%
2031	4.35%	5.14%	7.90%	3.27%	3.95%	8.26%

BASE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2026	2.42%	9.95%	8.19%	1.16%	2.85%	4.39%	2.97%	8.55%
2027	2.09%	9.63%	2.89%	1.84%	2.88%	4.59%	4.21%	8.83%
2028	2.13%	9.15%	1.53%	1.77%	3.01%	4.51%	3.19%	9.23%
2029	1.97%	8.98%	1.21%	1.90%	3.05%	4.37%	3.67%	9.55%
2030	1.99%	8.73%	1.04%	1.89%	3.11%	4.40%	4.04%	9.73%
2031	2.04%	8.48%	0.98%	1.88%	3.04%	4.38%	4.02%	9.85%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2026	3.05%	5.99%	2.97%	8.10%	2.62%	9.02%
2027	3.47%	5.87%	2.96%	7.33%	2.06%	9.34%
2028	3.65%	5.76%	2.95%	6.43%	2.80%	9.39%
2029	3.44%	5.65%	2.96%	5.60%	2.87%	9.40%
2030	3.37%	5.55%	2.98%	4.83%	2.70%	9.35%
2031	3.21%	5.46%	2.99%	4.13%	2.72%	9.20%

NEGATIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2026	2.05%	12.04%	7.87%	0.76%	2.87%	4.37%	2.18%	8.64%
2027	0.01%	12.58%	0.51%	0.09%	3.01%	4.59%	1.33%	9.49%
2028	(1.64)%	12.28%	(2.89)%	0.08%	3.23%	4.17%	0.73%	10.41%
2029	(2.77)%	12.20%	(4.19)%	0.40%	3.31%	3.81%	2.41%	10.78%
2030	(2.89)%	11.94%	(4.28)%	0.43%	3.38%	3.71%	3.27%	10.77%
2031	(2.26)%	11.61%	(3.45)%	0.44%	3.31%	3.56%	3.02%	10.78%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2026	2.00%	6.04%	1.74%	8.18%	1.57%	9.12%
2027	1.06%	6.08%	(1.46)%	7.72%	(0.50)%	9.94%
2028	1.46%	6.09%	(2.33)%	7.10%	0.84%	10.30%
2029	1.39%	6.07%	(2.21)%	6.44%	1.22%	10.47%
2030	1.42%	6.04%	(2.00)%	5.73%	1.14%	10.53%
2031	1.35%	6.01%	(1.84)%	5.01%	1.18%	10.47%
Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact on the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.

Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued; or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD or probability of default and LGD or loss given default) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario. The variation (with a positive amount indicating a provision and a negative amount indicating a reversal) in the expected loss for the Group and the main portfolios and geographical areas as of June 30, 2026 and December 31, 2025, is shown below:

EXPECTED LOSS VARIATION AS OF JUNE 30, 2026

	BBVA Group				Spain			Mexico			Turkey
	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies
GDP
-100 bps	184	154	26	3	39	22	17	111	105	6	10	8	2
+100 bps	(166)	(142)	(24)	(1)	(36)	(21)	(16)	(99)	(94)	(5)	(11)	(9)	(2)
Housing price
-100 bps						26
+100 bps						(25)

EXPECTED LOSS VARIATION AS OF DECEMBER 31, 2025

	BBVA Group				Spain			Mexico			Turkey
	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies	Total Portfolio	Retail	Companies
GDP
-100 bps	161	136	24	1	32	20	12	76	70	6	34	28	5
+100 bps	(168)	(144)	(23)	(1)	(31)	(19)	(12)	(86)	(81)	(5)	(33)	(27)	(5)
Housing price
-100 bps						29
+100 bps						(28)
Estimation model and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. Although these updates incorporate the best information available at any given time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or very recent events still under development. In this regard, to estimate expected losses, what is described in Note 7 to the consolidated financial statements for the year ended December 31, 2025 on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates and sensitivity to variations in key assumptions of macroeconomic scenarios.
In addition, the Group may supplement the expected losses to account for the effects that may not be included in the calculations referred to above, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including the evaluation by the relevant Global Risk Management Committee (GRMC) out of all GRMC committees, as described in the "General risk management and control model" discussion included in the consolidated financial statements for the year ended December 31, 2025.
As of June 30, 2026 and as of December 31, 2025, the Group had not recorded any relevant adjustments to the expected loss estimation models.

6.2.4 Loss allowances
Below are the changes in the six months ended June 30, 2026, and the year ended December 31, 2025 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances of financial assets at amortized cost and fair value through other comprehensive income:

CHANGES IN LOSS ALLOWANCES OF LOANS AND ADVANCES AT AMORTIZED COST AND FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	June 2026	December 2025
Balance at the beginning of the period	(12,394)	(11,630)
Increase in loss allowances charged to income	(6,927)	(10,899)
Stage 1	(1,339)	(1,761)
Stage 2	(987)	(1,433)
Stage 3	(4,599)	(7,706)
Decrease in loss allowances charged to income	3,331	4,780
Stage 1	1,049	1,245
Stage 2	833	1,058
Stage 3	1,449	2,476
Transfer to written-off loans, exchange differences and other	2,781	5,356
Balance at the end of the period	(13,209)	(12,394)
6.3Liquidity and funding risk
Liquidity and funding management at BBVA is aimed at driving the sustained growth of the banking business, through access to a wide variety of alternative sources of funding and seeking optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high stability in each geographical area, representing close to 50% of the financing needs in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €129,786 million, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (“MPE”) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market based on their own credit rating). This strategy is intended to limit the spread of a liquidity crisis among the Group's different areas and ensure the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a liquidity position in every geographical area in which it operates, with ratios in excess of the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained above 100% during the first half of 2026 and stood at 145% as of June 30, 2026. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 180% in BBVA, S.A., 149% in Mexico and 156% in Garanti BBVA). Without considering this restriction, the Group's LCR ratio was 174%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 125% as of June 30, 2026.

The main wholesale financing transactions carried out by the BBVA Group during the first half of 2026 are listed below.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Equivalent in euros ⁽¹⁾	Coupon	Maturity Date
BBVA, S.A.	Senior non-preferred	Jan-26	1,250	EUR	1,250	3.750%	Jan-36
	Senior non-preferred	Jan-26	750	EUR	750	Euribor 3m+55 bps	Jan-29
	Senior non-preferred	Mar-26	1,000	USD	878	4.150%	Mar-29
	Senior non-preferred	Mar-26	1,000	USD	878	5.127%	Mar-36
	Senior non-preferred	Mar-26	500	USD	439	SOFR+88 bps	Mar-29
	AT1 ⁽²⁾	May-26	1,000	USD	878	7.125%	Perpetual
	Senior non-preferred	May-26	1,250	USD	1,097	4.968%	May-31
	Covered bond*	Jun-26	1,000	EUR	1,000	3.125%	Jun-33
	Covered bond*	Jun-26	1,250	EUR	1,250	2.875%	Jun-29
	Senior non-preferred	Jun-26	1,250	EUR	1,250	3.375%	Jun-31
BBVA Mexico	Senior	Feb-26	8,876	MXN	446	9.260%	Jan-36
	Senior	Feb-26	6,124	MXN	308	TIIE+32 bps	Jul-29
	Senior USD	Feb-26	16	USD	14	4.190%	Sep-28
	Senior USD	Jun-26	1,000	USD	878	5.400%	Jun-31
Garanti BBVA	Senior Debt MTNs (Medium term notes)	Several	1,382	EUR	1,382	Several	Several
	Syndicated loan	Jun-26	33	USD	29	SOFR+125 bps	Jun-27
	Syndicated loan	Jun-26	24	EUR	24	Euribor+110 bps	Jun-27
	Syndicated loan	Jun-26	105	USD	92	SOFR+175 bps	Jun-28
	Syndicated loan	Jun-26	40	EUR	40	Euribor+160 bps	Jun-28
	Syndicated loan	Jun-26	88	USD	77	SOFR+200 bps	Jun-29
BBVA Argentina	Senior Debt	Feb-26	37	USD	32	5.000%	Aug-27
	Senior Debt	Mar-26	45,457	ARS	27	TAMAR +350 bps	Mar-27
	Senior Debt	May-26	48	USD	42	5.000%	May-28
	Senior Debt	May-26	25	USD	22	3.250%	May-27
	Senior Debt	May-26	83,914	ARS	50	TAMAR +325 bps	May-27
	Senior Debt	Jun-26	161,298	ARS	96	TAMAR +325 bps	Jun-27
BBVA Peru	Tier 2 ⁽³⁾	Mar-26	300	PEN	77	6.750%	Mar-38
(1) Equivalent in euros at the closing exchange rate of the period.
(2) First Reset Date in May 2033.
(3) First Reset Date in March 2033.

*On June 16, 2026, BBVA, S.A. carried out a dual-tranche issue of mortgage-covered bonds for a total of €2.25 billion. Of the first tranche, with a maturity of three years, it placed €1.25 billion, at a price of mid-swap +14 basis points. Of the second tranche, with a maturity of seven years, it placed €1 billion, at a price of mid-swap +27 basis points.
During the first half of 2026, BBVA, S.A. carried out the early redemption of two issuances. First, on January 15, 2026, it carried out the early redemption of a green AT1 issuance made on July 15, 2020, for an aggregate nominal amount of €1 billion, a decision that was communicated to the market on December 17, 2025. Likewise, on March 24, 2026, BBVA, S.A. carried out the early redemption of a senior preferred bond issuance originally issued on March 24, 2021, for a total aggregate nominal amount of €1 billion, a decision that was disclosed to the market on February 11, 2026. In addition, on July 15, 2026, the early redemption of a subordinated bond issuance was carried out for an aggregate nominal amount of GBP 300 million, a decision that had been communicated to the market on June 9, 2026.

7.Fair value of financial instruments
The criteria and valuation methods used to estimate the fair value of financial instruments as of June 30, 2026 do not differ significantly from those included in Note 8 to the consolidated financial statements for the year ended December 31, 2025.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
7.1    Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value in the condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. June 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	154,695	35,728	115,958	3,009
Derivatives		38,807	1,640	36,393	773
Equity instruments		12,181	11,938	56	187
Debt securities		36,343	22,150	13,596	598
Loans and advances		67,363	—	65,912	1,451
Non-trading financial assets mandatorily at fair value through profit or loss	10	13,171	9,862	1,669	1,641
Equity instruments		12,253	9,785	1,225	1,243
Debt securities		146	77	69	—
Loans and advances		772	—	375	397
Financial assets designated at fair value through profit or loss	11	1,007	1,000	7	—
Debt securities		1,007	1,000	7	—
Financial assets at fair value through other comprehensive income	12	62,205	54,306	4,739	3,160
Equity instruments		790	455	95	240
Debt securities		60,669	53,828	4,385	2,456
Loans and advances		746	24	258	464
Derivatives – Hedge accounting	14	666	—	666	—
LIABILITIES
Financial liabilities held for trading	9	119,389	15,195	102,535	1,659
Trading derivatives		36,160	1,701	33,244	1,216
Short positions		13,751	13,494	251	6
Deposits		69,478	—	69,040	438
Financial liabilities designated at fair value through profit or loss	11	21,450	—	19,171	2,279
Deposits from credit institutions		—	—	—	—
Customer deposits		865	—	865	—
Debt certificates issued		6,810	—	4,531	2,279
Other financial liabilities		13,774	—	13,774	—
Derivatives – Hedge accounting	14	2,102	—	2,087	16

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. December 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	123,185	30,045	90,885	2,254
Derivatives		32,551	955	30,829	768
Equity instruments		9,901	9,536	158	208
Debt securities		30,846	19,555	10,686	605
Loans and advances		49,887	—	49,213	673
Non-trading financial assets mandatorily at fair value through profit or loss	10	11,272	3,946	5,732	1,594
Equity instruments		10,539	3,817	5,341	1,380
Debt securities		192	128	63	—
Loans and advances to customers		541	—	328	213
Financial assets designated at fair value through profit or loss	11	1,006	1,004	2	—
Debt securities		1,006	1,004	2	—
Financial assets at fair value through other comprehensive income	12	58,809	52,134	4,760	1,915
Equity instruments		1,360	1,015	107	237
Debt securities		57,001	51,095	4,652	1,255
Loans and advances to credit institutions		448	24	1	423
Derivatives – Hedge accounting	14	570	—	570	—
LIABILITIES
Financial liabilities held for trading	9	91,917	14,129	76,334	1,454
Trading derivatives		30,345	1,131	28,021	1,193
Short positions		13,100	12,999	102	—
Deposits		48,472	—	48,211	261
Financial liabilities designated at fair value through profit or loss	11	18,417	—	16,284	2,133
Deposits from credit institutions		—	—	—	—
Customer deposits		897	—	897	—
Debt certificates issued		5,997	—	3,864	2,133
Other financial liabilities		11,524	—	11,524	—
Derivatives – Hedge accounting	14	1,933	—	1,926	7
7.2    Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments in the condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. June 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	64,016	64,016	—	—	—	64,016
Financial assets at amortized cost	13	627,627	46,147	64,965	32,285	482,747	626,145
Debt securities		73,703	—	64,965	6,452	1,745	73,163
Loans and advances		553,924	46,147	—	25,833	481,002	552,983
LIABILITIES
Financial liabilities at amortized cost	21	725,029	430,953	48,362	125,359	121,306	725,981
Deposits		596,535	408,614	—	68,495	119,175	596,284
Debt certificates issued		106,155	—	48,362	56,864	2,132	107,358
Other financial liabilities		22,339	22,339	—	—	—	22,339
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. December 31, 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	58,837	58,837	—	—	—	58,837
Financial assets at amortized cost	13	568,893	40,224	65,255	25,873	437,577	568,929
Debt securities		73,379	—	65,255	6,526	1,322	73,103
Loans and advances		495,513	40,224	—	19,347	436,255	495,826
LIABILITIES
Financial liabilities at amortized cost	21	658,599	416,378	42,578	86,123	115,369	660,447
Deposits		556,498	396,119	—	49,084	112,053	557,256
Debt certificates issued		81,842	—	42,578	37,039	3,316	82,932
Other financial liabilities		20,258	20,258	—	—	—	20,258
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the condensed consolidated balance sheets is as follows:

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	June 2026	December 2025
Cash on hand	6,917	8,050
Cash balances at central banks	47,001	42,856
Other demand deposits	10,098	7,931
Total	64,016	58,837

9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
ASSETS
Derivatives		38,807	32,551
Equity instruments	6.2	12,181	9,901
Debt securities	6.2	36,343	30,846
Issued by central banks		593	584
Issued by public administrations		31,789	27,222
Issued by financial institutions		1,940	1,411
Other debt securities		2,021	1,628
Loans and advances	6.2	67,363	49,887
Loans and advances to central banks		1,074	620
Reverse repurchase agreement		1,074	620
Loans and advances to credit institutions		31,774	17,985
Reverse repurchase agreement		31,633	17,954
Loans and advances to customers		34,515	31,282
Reverse repurchase agreement		31,307	28,639
Total assets	7	154,695	123,185
LIABILITIES
Derivatives		36,160	30,345
Short positions		13,751	13,100
Deposits		69,478	48,472
Deposits from central banks		5,947	3,653
Repurchase agreement		5,947	3,653
Deposits from credit institutions		21,683	18,138
Repurchase agreement		21,093	17,652
Customer deposits		41,848	26,681
Repurchase agreement		41,792	26,600
Total liabilities	7	119,389	91,917
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Equity instruments	6.2	12,253	10,539
Debt securities	6.2	146	192
Loans and advances	6.2	772	541
Total	7	13,171	11,272

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
ASSETS
Debt securities	6.2 / 7	1,007	1,006
Total assets	7	1,007	1,006
LIABILITIES
Customer deposits		865	897
Debt certificates issued		6,810	5,997
Other financial liabilities: Unit-linked products		13,774	11,524
Total liabilities	7	21,450	18,417
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the condensed consolidated balance sheets by type of financial instruments is as follows:

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Equity instruments	6.2	790	1,360
Debt securities		60,669	57,001
Loans and advances	6.2	746	448
Total	7	62,205	58,809
Of which: loss allowances of debt securities		(40)	(45)
Of which: loss allowances of loans and advances		(68)	(65)

12.2Gains/losses
Changes in gains (losses)
The changes in the unrealized gains/losses (net of taxes) during the six months ended June 30, 2026 and in the year ended December 31, 2025 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the condensed consolidated balance sheets are as follows:

OTHER COMPREHENSIVE INCOME - CHANGES IN GAINS (LOSSES) (MILLIONS OF EUROS)

		Debt securities		Equity instruments
	Notes	June 2026	December 2025	June 2026	December 2025
Balance at the beginning		(209)	(576)	(983)	(905)
Valuation gains and losses		(176)	964	31	(76)
Amounts transferred to income		(209)	(434)
Amounts transferred to Reserves				743	1
Income tax and other		117	(163)	(7)	(3)
Balance at the end	27	(476)	(209)	(216)	(983)
In the six months ended June 30, 2026, there was a €767 million decrease in the heading “Accumulated other comprehensive income (loss) - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” related to equity instruments, mainly due to the reduction in the stake held by the Group in Telefónica, S.A.
13.Financial assets at amortized cost
13.1Breakdown of the balance
The breakdown of the balance under this heading in the condensed consolidated balance sheets by type of financial instrument is as follows:

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Debt securities		73,703	73,379
Loans and advances to central banks		12,089	10,869
Loans and advances to credit institutions		32,411	24,244
Loans and advances to customers		509,424	460,401
General governments		29,926	25,905
Other financial corporations		28,992	23,522
Non-financial corporations		243,512	217,390
Other		206,994	193,583
Total	7	627,627	568,893
Of which: impaired assets of loans and advances to customers	6.2	15,444	14,346
Of which: loss allowances of loans and advances	6.2	(13,141)	(12,329)
Of which: loss allowances of debt securities		(47)	(49)

During 2025, the Group made a payment corresponding to the Interest Margin and Commission Tax (“IMIC”, by its acronym in Spanish) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework as of each of December 31, 2025 and June 30, 2026, an asset for the amount disbursed (€295 million) was recorded under the “General governments” heading within the "Financial assets at amortized cost - Loans and advances to customers" item in the balance sheet as of each such dates.
13.2Loans and advances to customers
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	June 2026	December 2025
On demand and short notice	7,551	6,192
Credit card debt	33,773	30,651
Trade receivables	37,982	34,291
Finance leases	10,874	10,610
Reverse repurchase agreements	909	743
Other term loans	406,637	371,054
Advances that are not loans	11,698	6,861
Total	509,424	460,401
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

DERIVATIVES — HEDGE ACCOUNTING AND FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK (MILLIONS OF EUROS)

	June 2026	December 2025
ASSETS
Derivatives - Hedge accounting	666	570
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(88)	(87)
LIABILITIES
Derivatives - Hedge accounting	2,102	1,933
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—
15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the condensed consolidated balance sheets is as follows:

JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	June 2026	December 2025
Joint ventures	191	111
Associates	806	883
Total	997	994
16.Tangible assets
The breakdown of the balance of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

TANGIBLE ASSETS. BREAKDOWN BY TYPE (MILLIONS OF EUROS)

	June 2026	December 2025
Property, plant and equipment	9,518	9,247
For own use	8,571	8,367
Land and buildings	6,629	6,377
Work in progress	91	83
Furniture, fixtures and vehicles	7,385	7,029
Right to use assets	2,885	2,683
Accumulated depreciation	(8,269)	(7,659)
Impairment	(150)	(146)
Leased out under an operating lease	947	879
Assets leased out under an operating lease	1,201	1,085
Accumulated depreciation	(253)	(206)
Investment property	251	235
Building rental	246	215
Other	1	1
Right to use assets	239	251
Accumulated depreciation	(140)	(135)
Impairment	(94)	(97)
Total	9,770	9,482
17.Intangible assets
17.1Goodwill
The breakdown, and changes, of the balance under this heading in the condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

GOODWILL. BREAKDOWN BY CGU AND CHANGES OF THE YEAR / PERIOD (MILLIONS OF EUROS)

	Mexico	Colombia	Chile	Other	Total
Balance as of December 31, 2024	541	132	23	4	700
Additions	—	—	—	—	—
Exchange difference	11	5	(1)	—	15
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Balance as of December 31, 2025	553	137	22	4	715
Additions	—	—	—	—	—
Exchange difference	34	17	—	—	51
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Balance as of June 30, 2026	586	154	22	4	767
Goodwill
As of June 30, 2026 and December 31, 2025, the principal amount of the goodwill relates to the CGU of Mexico for an amount of €586 million and €553 million, respectively.

Impairment Test
As mentioned in Note 2.2.7 to the consolidated financial statements for the year ended December 31, 2025, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the six months ended June 30, 2026, no indicators of impairment have been identified in any CGU.
17.2Other intangible assets
The breakdown of the balance of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

OTHER INTANGIBLE ASSETS (MILLIONS OF EUROS)

	June 2026	December 2025
Computer software acquisition expense	2,308	2,105
Other intangible assets with an infinite useful life	9	8
Other intangible assets with a definite useful life	39	27
Total	2,356	2,140

18.Tax
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.
18.2Current and deferred taxes
The balance under the heading "Tax assets" in the condensed consolidated balance sheets includes the balances receivable from the tax authorities relating to current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	June 2026	December 2025
Tax assets
Current tax assets	3,006	3,998
Deferred tax assets	14,152	13,869
Total	17,158	17,867
Tax liabilities
Current tax liabilities	1,685	1,480
Deferred tax liabilities	2,997	2,540
Total	4,682	4,020

As of June 30, 2026, and December 31, 2025, current tax liabilities include, among other things, the outstanding amount of the Interest Margin and Commission Tax (IMIC) applicable to certain financial entities. Specifically, as of June 30, 2026, current tax liabilities comprise both the amount of IMIC payable for the 2025 financial year - whose total amount, after the update derived from the Corporate Income Tax Return for the year 2025 amounts to €296 million - and the amount accrued for the first half of 2026, which as of June 30, 2026, amounts to, approximately, €149 million. This is recognized under the heading "Tax expense or income related to profit or loss from continuing operations", in accordance with its classification as an income tax under IAS 12, given its characteristics as a direct tax, whose taxable event is the generation within Spanish territory of a positive net interest margin and commissions during the tax period.
Additionally, certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded in the financial statements, were recognized in the financial statements. This decision is based on the ability and acceleration observed in the process of absorbing these assets, a solid track record of recent historical results —including the first half of 2026—, the Group's sustained capacity to generate value, and profit projections that support their recognition, in accordance with the disclosures of the Note 19 to the consolidated financial statements for the year ended December 31, 2025.
The estimated effective tax rate stood at 32.5% as of June 30, 2026 compared with the 31.4% as of December 31, 2025.
19.Other assets and liabilities
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	June 2026	December 2025
ASSETS
Inventories	1,331	1,307
Transactions in progress	376	182
Accruals	2,723	2,101
Other items	1,543	1,395
Total	5,973	4,985
LIABILITIES
Transactions in progress	294	346
Accruals	3,666	3,463
Other items	3,434	1,900
Total	7,394	5,709
20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE. BREAKDOWN BY ITEMS (MILLIONS OF EUROS)

	June 2026	December 2025
ASSETS
Foreclosures and recoveries	800	743
Other assets from tangible assets	324	473
Companies held for sale ⁽¹⁾	4,124	55
Accumulated amortization ⁽²⁾	(61)	(58)
Impairment losses	(323)	(504)
Total	4,864	709
LIABILITIES
Companies held for sale ⁽¹⁾	3,463	—
Total	3,463	—
(1) The balance as of June 2026 corresponds mainly to the stake in the Romanian subsidiary of Garanti Bank (see Note 3).
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

FINANCIAL LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Deposits		596,535	556,498
Deposits from central banks		19,291	17,226
Demand deposits		1,521	7
Time deposits and other		14,298	13,774
Repurchase agreements		3,472	3,445
Deposits from credit institutions		44,263	36,771
Demand deposits		6,584	6,764
Time deposits and other		19,671	16,700
Repurchase agreements		18,008	13,307
Customer deposits		532,981	502,501
Demand deposits		370,999	360,682
Time deposits and other		137,207	127,397
Repurchase agreements		24,776	14,422
Debt certificates issued		106,155	81,842
Other financial liabilities		22,339	20,258
Total	7	725,029	658,599
21.2Deposits from credit institutions
The breakdown by geographical area (based on the residence of the customer or counterparty) and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

DEPOSITS FROM CREDIT INSTITUTIONS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and others ⁽¹⁾	Repurchase agreements	Total
June 2026
Spain	1,244	4,276	2,276	7,796
Mexico	1,047	263	538	1,848
Turkey	57	1,070	2	1,129
South America	474	3,052	—	3,526
Rest of Europe	1,941	4,382	14,260	20,583
Rest of the world	1,823	6,625	931	9,380
Total	6,587	19,668	18,008	44,263
December 2025
Spain	1,039	3,439	197	4,676
Mexico	1,825	964	—	2,789
Turkey	60	873	271	1,204
South America	636	2,468	259	3,363
Rest of Europe	1,890	3,513	11,707	17,110
Rest of the world	1,315	5,442	874	7,630
Total	6,764	16,700	13,307	36,771
(1) Subordinated deposits are included amounting to €14 million and €104 million as of June 30, 2026 and December 31, 2025, respectively.
21.3Customer deposits
The breakdown by geographical area (based on the residence of the customer or counterparty) and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

CUSTOMER DEPOSITS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2026
Spain	196,230	27,811	15,765	239,805
Mexico	82,778	19,596	3,857	106,230
Turkey	26,735	30,741	426	57,902
South America	37,391	26,159	—	63,550
Rest of Europe	22,863	25,867	4,729	53,458
Rest of the world	5,003	7,033	—	12,036
Total	370,999	137,207	24,776	532,981
December 2025
Spain	192,222	23,664	12,786	228,672
Mexico	77,167	17,493	38	94,699
Turkey	27,443	24,794	450	52,687
South America	34,150	22,328	—	56,478
Rest of Europe	24,758	29,665	1,148	55,571
Rest of the world	4,942	9,452	—	14,394
Total	360,682	127,397	14,422	502,501
21.4Debt certificates
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	June 2026	December 2025
In Euros	50,799	42,070
Promissory bills and notes	6,481	5,379
Non-convertible bonds and debentures	17,211	15,860
Covered bonds	5,642	3,371
Hybrid financial instruments ⁽¹⁾	1,614	1,160
Securitization bonds	4,544	3,203
Wholesale funding	6,949	3,688
Subordinated liabilities	8,358	9,409
Convertible perpetual certificates	2,750	3,750
Other non-convertible subordinated liabilities	5,608	5,659
In foreign currencies	55,356	39,773
Promissory bills and notes	6,290	2,781
Non-convertible bonds and debentures	18,457	13,302
Covered bonds	101	94
Hybrid financial instruments ⁽¹⁾	10,524	7,914
Wholesale funding	7,205	4,142
Subordinated liabilities	12,778	11,540
Convertible perpetual certificates	3,511	2,553
Other non-convertible subordinated liabilities	9,267	8,986
Total	106,155	81,842
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
21.5Other financial liabilities
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	June 2026	December 2025
Lease liabilities	1,458	1,463
Creditors for other financial liabilities	5,294	4,597
Collection accounts	6,511	4,450
Creditors for other payment obligations	9,076	9,748
Total	22,339	20,258
22.Assets and liabilities under insurance and reinsurance contracts
As of June 30, 2026 and December 31, 2025, the balance under the heading "Insurance and reinsurance assets" amounted to €242 million and €198 million, respectively.
The breakdown of the condensed balance under the heading “Liabilities under insurance and reinsurance contracts” is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	June 2026	December 2025
Liabilities for remaining coverage	12,338	11,456
Liabilities for incurred claims	1,444	1,304
Total	13,782	12,760

23.Provisions
The breakdown of the balance under this heading in the condensed consolidated balance sheets, based on type of provisions, is as follows:

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Provisions for pensions and similar obligations		2,096	2,267
Other long term employee benefits		404	332
Provisions for taxes and other legal contingencies	6.1	764	805
Provisions for commitments and guarantees given	30	774	725
Other provisions ⁽¹⁾		305	293
Total		4,343	4,422
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, at June 30, 2026, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement. During the first half of 2026, there were no significant changes in the Group's post-employment commitments.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
Interest income and expense		74	60
Personnel expense		130	100
Defined contribution plan expense	38.1	95	72
Defined benefit plan expense	38.1	34	28
Provisions or reversal of provisions	40	(2)	3
Total expense (income)		201	163

25.Capital
As of June 30, 2026 and December 31, 2025 BBVA’s share capital amounted to €2,734,790,209.9 and €2,797,394,663.00, divided into 5,581,204,510 and 5,708,968,700 shares, respectively. This variation has resulted from the partial executions of the capital reduction resolution adopted by the BBVA Annual General Shareholders' Meeting held on March 20, 2026, under item five of its agenda, which were communicated through Other Relevant Information notices (otra información relevante) on March 31, 2026 and June 24, 2026 (see Note 4).
As of such dates, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements, including agreements regulating the exercise of voting rights at its Annual General Shareholders´ Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
26.Retained earnings and other reserves
The breakdown of the balance under these headings in the condensed consolidated balance sheet is as follows:

RETAINED EARNINGS AND OTHER RESERVES (MILLIONS OF EUROS)

	June 2026	December 2025
Retained earnings	51,441	46,346
Other reserves	(600)	203
Total	50,840	46,550
27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Items that will not be reclassified to profit or loss		(1,941)	(2,505)
Actuarial gains (losses) on defined benefit pension plans		(1,686)	(1,396)
Non-current assets and disposal groups classified as held for sale		1	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.2	(216)	(983)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(41)	(127)
Items that may be reclassified to profit or loss		(14,720)	(16,366)
Hedge of net investments in foreign operations (effective portion)		(3,561)	(3,117)
Mexican peso		(4,024)	(3,454)
Turkish lira		502	368
Other exchanges		(39)	(31)
Foreign currency translation		(10,965)	(13,340)
Mexican peso		(1,701)	(3,139)
Turkish lira		(6,385)	(6,625)
Argentine peso		(556)	(832)
Venezuelan Bolívar		(1,901)	(1,910)
Other exchanges		(422)	(834)
Hedging derivatives. Cash flow hedges (effective portion)		315	311
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.2	(476)	(209)
Hedging instruments (non-designated items)		(2)	(4)
Non-current assets and disposal groups classified as held for sale		(35)	—
Share of other recognized income and expense of investments in joint ventures and associates		3	(7)
Total		(16,661)	(18,871)
The balances recognized under these headings are presented net of tax.
28.Non-controlling interests
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interests)” of the condensed consolidated balance sheets is as follows:

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	June 2026	December 2025
Garanti BBVA	1,396	1,315
BBVA Peru	2,080	2,004
BBVA Argentina	913	729
BBVA Colombia	65	53
BBVA Venezuela	191	133
Other entities	196	206
Total	4,839	4,441
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interests (non-controlling interests)” in the condensed consolidated income statement:

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	June 2026	June 2025
Garanti BBVA	99	78
BBVA Peru	206	174
BBVA Argentina	41	48
BBVA Colombia	5	1
BBVA Venezuela	52	41
Other entities	14	10
Total	418	351
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets (hereinafter "RWA") of the Group are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2026 and December 31, 2025:

CAPITAL RATIOS

	June 2026 ⁽¹⁾	December 2025
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	54,626	50,446
Eligible Additional Tier 1 capital (millions of Euros) (b)	6,484	5,488
Eligible Tier 2 capital (millions of Euros) (c)	12,675	12,431
Risk Weighted Assets (millions of Euros) (d)	423,497	397,241
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	12.90%	12.70%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.53%	1.38%
Tier 1 capital ratio (Tier 1) (A)+(B)	14.43%	14.08%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.99%	3.13%
Total capital ratio (A)+(B)+(C)	17.42%	17.21%
(1) Provisional data.

The BBVA Group's earnings have contributed to achieving a consolidated CET1 ratio of 12.90% as of June 30, 2026, which allows maintaining a management buffer over the Group's CET1 requirement as of that date (8.98%4), and which is also above the Group's target management range of 11.5 - 12.0% CET1.
Risk-weighted assets (RWA) increased in the first half of the year by €26,257 million, mainly driven by organic business growth, and to a lesser extent the evolution of exchange rates (primarily the appreciation of the Mexican peso).
The consolidated additional Tier 1 (AT1) capital ratio stood at 1.53% as of June 30, 2026, 15 basis points more than as of December 31, 2025, supported by the completion, in May 2026, of an issuance for an amount of €1.0 billion of Contingent Convertible instruments (CoCos) by BBVA, S.A.
The consolidated Tier 2 ratio stood at 2.99% as of June 30, 2026 which represents a decrease of -14 basis points compared to December 31, 2025, primarily impacted by the organic growth of the RWA and, to a lesser extent, the early redemption of a subordinated debt issuance by BBVA, S.A. amounting to GBP 300 million.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.42% as of June 30, 2026.
The breakdown of the leverage ratio as of June 30, 2026 and December 31, 2025, calculated according to CRR (Capital Requirements Regulation), is as follows:
4 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposure as of March 31, 2025.

LEVERAGE RATIO

	June 2026 ⁽¹⁾	December 2025
Tier 1 (millions of Euros) (a)	61,110	55,934
Exposure to leverage ratio (millions of Euros) (b)	1,018,949	908,869
Leverage ratio (a)/(b) (percentage)	6.00%	6.15%
(1) Provisional data.

As of June 30, 2026, the leverage ratio stood at 6.00%. It is worth highlighting the increase in the exposure by around €110 billion, driven by dynamic commercial activity and business growth, mainly due to the increase in balance sheet items, as well as, to a lesser extent, the counterparty risk items and off-balance sheet exposures. Additionally, Tier 1 capital grew by approximately €5,200 million, primarily due to organic earnings generation. Together, both effects resulted in a decrease in the leverage ratio of -15 basis points compared to December 31, 2025 (6.15%).
On April 14, 2026 the Group made public that it had received a communication from the Bank of Spain regarding its MREL5 requirement, established by the SRB. According to this communication, BBVA must maintain, as from April 14, 2026, an MREL in RWA of at least 23.94%6.In addition, BBVA must reach, also as from April 14, 2026, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of at least 8.96% (the “MREL in LR”)7. These requirements do not include the current combined capital requirement, which, according to applicable regulations and supervisory criteria, is 3.72%.
With respect to the MREL ratios8 achieved as of June 30, 2026, these were 29.96% and 9.75%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of 26.83% and 8.73%, respectively. Given the structure of the resolution group's own funds and eligible liabilities, as of June 30, 2026, the Group meets the aforementioned requirements.
5 Minimum Requirement for Own Funds and Eligible Liabilities.
6 The subordinated requirement in RWA is 13.50%.
7 The subordinated requirement in LR is 5.56%.
8 Calculated at subconsolidated level according to the resolution strategy MPE (Multiple Point of Entry) of the BBVA Group, established by the SRB. The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group.

30.Commitments and guarantees given
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	June 2026	December 2025
Loan commitments given	6.2.1	267,238	227,554
Of which: impaired		191	179
Central banks		—	—
General governments		3,533	3,886
Credit institutions		34,330	18,223
Other financial corporations		19,949	14,295
Non-financial corporations		102,322	92,124
Households		107,103	99,026
Financial guarantees given	6.2.1	26,861	24,865
Of which: impaired ⁽¹⁾		121	138
Central banks		—	—
General governments		107	147
Credit institutions		799	774
Other financial corporations		3,505	3,204
Non-financial corporations		22,242	20,512
Households		207	228
Other commitments given	6.2.1	77,595	60,159
Of which: impaired ⁽¹⁾		337	359
Central banks		30	—
General governments		403	368
Credit institutions		16,262	7,265
Other financial corporations		5,852	4,043
Non-financial corporations		54,810	48,291
Households		238	192
Total	6.2.1	371,693	312,578
(1) Impaired financial guarantees given amounted to €458 million and €497 million, respectively, as of June 30, 2026 and December 31, 2025, respectively.
As of June 30, 2026 and December 31, 2025, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €529 million, €106 million and €139 million; and €482 million, €110 million and €133 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2026 and December 31, 2025, there were no material contingent assets or liabilities other than those disclosed in these Notes.
32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the condensed consolidated income statement is as follows:

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2026	June 2025
Financial assets designated at fair value through profit or loss	2,921	2,614
Financial assets at fair value through other comprehensive income	1,928	1,659
Financial assets at amortized cost ⁽¹⁾	26,806	23,679
Adjustments of income as a result of hedging transactions	266	389
Other income	209	128
Total	32,130	28,468
Of which: insurance activity	739	689
(1) Includes interest on demand deposits at central banks and credit institutions.
32.2Interest expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2026	June 2025
Financial liabilities designated at fair value through profit or loss	2,660	2,058
Financial liabilities at amortized cost	13,613	12,975
Adjustments of expense as a result of hedging transactions	37	280
Cost attributable to pension funds	162	119
Other expense	494	429
Total	16,966	15,861
Of which: insurance activity	523	478
33.Dividend income
The balances for this heading in the condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, as per the breakdown below:

DIVIDEND INCOME (MILLIONS OF EUROS)

	June 2026	June 2025
Non-trading financial assets mandatorily at fair value through profit or loss	9	9
Financial assets at fair value through other comprehensive income ⁽¹⁾	75	67
Total	84	76
(1) As of June 30, 2026, it includes €26 million corresponding to investments totally or partially written off during the period; the remainder corresponds to investments held at closing.

34.Fee and commission income and expense
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2026	June 2025
Securities	286	196
Corporate finance	79	69
Asset management	927	795
Custody securities	121	107
Payment services	4,726	4,134
Of which: Demand accounts	149	157
Of which: Credit and debit cards and POS (1)	3,978	3,433
Of which: Transfers and remittances	436	395
Customer funds distributed but not managed	398	372
Of which: collective investment	147	106
Of which: insurance products	237	257
Loan commitments given	246	173
Other commitments and financial guarantees given	312	264
Other fees and commissions	514	404
Total	7,607	6,514
(1) Points Of sale.

The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	June 2026	June 2025
Payment services	2,087	1,789
Of which: Credit and debit cards and POS (1)	1,959	1,696
Of which: Transfers, money orders and other payment orders	107	81
Commissions for selling insurance	25	27
Custody securities	57	45
Other fees and commissions	867	642
Total	3,036	2,503
(1) Points Of Sale.

35.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the condensed consolidated income statements is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	June 2026	June 2025
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	190	193
Financial assets at amortized cost	(13)	30
Other financial assets and liabilities	202	163
Gains (losses) on financial assets and liabilities held for trading, net	1,158	1,151
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,158	1,151
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	53	188
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	53	188
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	214	29
Gains (losses) from hedge accounting, net	4	(7)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	1,618	1,554
Exchange differences, net	(121)	(123)
Total	1,498	1,431
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of financial instrument is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	June 2026	June 2025
Debt instruments	382	368
Equity instruments	1,292	884
Trading derivatives and hedge accounting	(829)	(363)
Loans and advances to customers	(31)	30
Customer deposits	1	(19)
Other	804	654
Total	1,618	1,554
36.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the condensed consolidated income statements is as follows:

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	June 2026	June 2025
Gains from sales of non-financial services	190	178
Other operating income	127	173
Total	317	351
The breakdown of the balance under the heading “Other operating expense” in the condensed consolidated income statements is as follows:

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	June 2026	June 2025
Change in inventories	80	62
Contributions to guaranteed banks deposits funds	363	318
Hyperinflation adjustment ⁽¹⁾	473	319
Other operating expense ⁽²⁾	548	529
Total	1,464	1,228
(1) In the six months ended June 30, 2026, it includes €279 million due to Argentina, €149 million due to Turkey and €45 million due to Venezuela. In the six months ended June 30, 2025, it included €211 million due to Argentina, €76 million due to Turkey and €32 million due to Venezuela.
(2) It includes costs and expenses associated with sales of non-financial services.

37.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the condensed consolidated income statements is as follows:

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	June 2026	June 2025
Income from insurance and reinsurance contracts	2,145	1,866
Expense from insurance and reinsurance contracts	(1,212)	(1,109)
Total	933	757
38.Administration costs
38.1Personnel expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
Wages and salaries		3,155	2,768
Social security costs		611	528
Defined contribution plan expense	24	95	72
Defined benefit plan expense	24	34	28
Other personnel expense ⁽¹⁾		470	297
Total		4,365	3,693

(1) The variation is mainly due to the impact of voluntary redundancies in the six months ended June 30, 2026.
38.2Other administrative expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	June 2026	June 2025
Technology and systems	1,058	874
Communications	133	125
Advertising	276	251
Property, fixtures and materials	303	277
Taxes other than income tax ⁽¹⁾	178	60
Surveillance and cash courier services	120	130
Outsourced administrative services	341	297
Other expense	392	331
Total	2,801	2,345
(1) It includes the recognition, in 2025 and 2026, of a lower Value Added Tax expense at BBVA, S.A., following an upward reassessment of the pro rata percentage applied in prior periods and in 2025 and 2026.
39.Depreciation and amortization
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	June 2026	June 2025
Tangible assets	510	466
For own use	324	298
Right-of-use assets	184	166
Investment properties and other	2	2
Intangible assets	324	283
Total	834	749
40.Provisions or reversal of provisions
In the six months ended June 30, 2026 and 2025 the net provisions recognized in this condensed income statement line item were as follows:

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	June 2026	June 2025
Pensions and other post-employment defined benefit obligations	24	(2)	3
Commitments and guarantees given		35	—
Pending legal issues and tax litigation		43	105
Other provisions		20	25
Total		95	133

41.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the condensed consolidated income statements is as follows:

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS OR NET GAINS BY MODIFICATION (MILLIONS OF EUROS)

	June 2026	June 2025
Financial assets at fair value through other comprehensive income - debt securities	3	(33)
Financial assets at amortized cost	3,493	2,794
Of which: recovery of written-off assets by cash collection	(302)	(228)
Total	3,497	2,761
42.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included no impairment or reversal of impairment for the six months ended June 30, 2026, while for the six months ended June 30, 2025 it included a reversal of impairment of €32 million corresponding to investments in associates.
43.    Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the condensed consolidated income statements are as follows:

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	June 2026	June 2025
Tangible assets	(2)	—
Intangible assets	7	4
Others	2	—
Total	7	5
44.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	June 2026	June 2025
Gains on sale of real estate	18	37
Impairment of non-current assets held for sale	(9)	—
Total	9	37
45.    Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2026 and December 31, 2025, the transactions with related parties are the following:
45.1    Transactions with significant shareholders
As of June 30, 2026 and December 31, 2025 there were no shareholders with significant influence.
45.2    Transactions with entities related to BBVA Group
The balances of the main captions in the condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

BALANCES ARISING FROM TRANSACTIONS WITH ENTITIES RELATED TO THE GROUP (MILLIONS OF EUROS)

	June 2026	December 2025
Assets
Loans and advances to credit institutions	44	38
Loans and advances to customers	485	632
Debt securities	2	4
Liabilities
Deposits from credit institutions	1	1
Customer deposits	88	109
Memorandum accounts
Financial guarantees given	83	100
Other commitments given	577	625
Loan commitments given	6	82
The balances of the main aggregates in the condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

BALANCES OF CONSOLIDATED INCOME STATEMENT ARISING FROM TRANSACTIONS WITH ENTITIES RELATED TO THE GROUP (MILLIONS OF EUROS)

	June 2026	June 2025
Income statement
Interest and other income	21	14
Interest expense	1	1
Fee and commission income	3	3
Fee and commission expense	32	14

There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements for the year ended December 31, 2025) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements for the year ended December 31, 2025) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the Consolidated Financial Statements.
45.3    Transactions with members of the Board of Directors and Senior Management
The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.
The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

BALANCE (THOUSANDS OF EUROS)

	June 30, 2026				December 31, 2025
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	1,738	1,798	4,558	946	1,741	204	5,285	369
Bank guarantees	—	—	10	—	—	—	10	—
(1) Excluding executive directors.
Information on the remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management is provided in Note 46.
46.    Remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management
Note 54 to the consolidated financial statements of the BBVA Group for the year ended December 31, 2025, includes detailed information on the remuneration and other benefits corresponding to the members of the Board of Directors and of the Bank's Senior Management, including the description of the policy and remuneration system applicable to them, and information regarding the conditions to be met in order for remuneration and other benefits for said financial year to become payable. The information on the remuneration and other benefits of the members of the Board of Directors and Senior Management of the Bank for the first half of the financial years 2026 and 2025 is detailed below.

Remuneration of non-executive directors
The remuneration of non-executive directors for the first half of the 2026 and 2025 financial years is as follows, individually and by remuneration item:

REMUNERATION OF NON-EXECUTIVE DIRECTORS (THOUSANDS OF EUROS) (1)

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology & Cybersecurity Committee	Other positions (2)	Total
									June 2026	June 2025
José Miguel Andrés Torrecillas	64	83	83	—	—	58	—	25	313	313
Jaime Caruana Lacorte	64	83	—	53	—	23	—	—	224	224
Enrique Casanueva Nárdiz	64	—	33	53	—	—	—	—	151	151
Sonia Dulá	64	—	33	36	7	—	—	—	140	151
Raúl Galamba de Oliveira	64	—	—	107	—	23	21	40	256	256
Belén Garijo López	64	83	—	—	—	23	—	—	171	171
Connie Hedegaard Koksbang	64	—	33	—	—	—	—	—	98	98
Lourdes Máiz Carro (3)	32	—	17	—	11	—	—	—	59	119
Jorge Montalbo Todolí (4)	32	—	17	—	—	—	—	—	49	—
Cristina de Parias Halcón (5)	64	—	—	—	—	23	21	—	109	109
Ana Peralta Moreno	64	—	22	18	21	—	—	—	126	119
Ana Revenga Shanklin	64	—	—	53	54	—	21	—	193	193
Carlos Salazar Lomelín (6)	64	—	—	—	21	—	—	—	86	86
Jan Verplancke	64	—	—	—	21	—	21	—	107	107
Total	837	250	237	321	136	150	86	65	2,082	2,096
(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was last modified on April 29, 2026.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director who ceased to hold office on March 20, 2026. Remuneration in 2026 corresponding to the term of office during the financial year.
(4) Director appointed by the General Shareholders’ Meeting held on March 20, 2026. Remuneration in 2026 corresponding to the term of office during the financial year.
(5) Likewise, in the first half of the 2025 financial year, Cristina de Parias received €30 thousand and 7,593 BBVA shares, corresponding to deferred variable remuneration accrued in the 2019 financial year in her former position as a member of BBVA’s Senior Management.
(6) In addition, Carlos Salazar Lomelín received €118 thousand and €77 thousand in the first half of the 2026 and 2025 financial years, respectively, in attendance fees for meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the strategy forum of BBVA México.

Likewise, in the first half of the financial years 2026 and 2025, €116 thousand and €99 thousand, respectively, were paid out in healthcare and casualty insurance premiums for non-executive directors.

REMUNERATION SYSTEM WITH DEFERRED DELIVERY OF SHARES FOR NON-EXECUTIVE DIRECTORS

During the first half of the 2026 and 2025 financial years, the following theoretical shares derived from the remuneration system with deferred delivery of shares have been allocated to the non-executive directors, in a value equivalent to 20% of the total annual fixed allowance in cash received by each of them in the 2025 and 2024 financial years, respectively. BBVA shares, in a number equivalent to the theoretical shares accumulated by each non-executive director, will be delivered to each beneficiary, where applicable, after the end of their respective term of office as a director for any reason other than serious dereliction of their duties.

	June 2026		June 2025
	Theoretical shares allocated (1)	Theoretical shares accumulated as of June 30	Theoretical shares allocated (1)	Theoretical shares accumulated as of June 30
José Miguel Andrés Torrecillas	6,257	164,642	10,930	158,385
Jaime Caruana Lacorte	4,489	118,758	7,959	114,269
Enrique Casanueva Nárdiz	3,022	6,916	3,894	3,894
Sonia Dulá	3,022	13,343	5,279	10,321
Raúl Galamba de Oliveira	5,120	54,255	8,944	49,135
Belén Garijo López	3,420	120,611	6,598	117,191
Connie Hedegaard Koksbang	1,952	12,539	3,410	10,587
Lourdes Máiz Carro (2)	2,381	—	4,159	81,136
Jorge Montalbo Todolí (3)	—	—	—	—
Cristina de Parias Halcón	2,181	5,096	2,915	2,915
Ana Peralta Moreno	2,381	54,253	4,159	51,872
Ana Revenga Shanklin	3,857	41,382	6,364	37,525
Carlos Salazar Lomelín	1,716	25,726	2,998	24,010
Jan Verplancke	2,145	46,515	3,747	44,370
Total	41,943	664,036	71,356	705,610
(1) The number of theoretical shares allocated has been calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the General Shareholders' Meetings of March 20, 2026 and March 21, 2025 which were €20.00 and €11.45 per share, respectively.
(2) Director who ceased to hold office on March 20, 2026. In application of the system, after the end of her term of office, she received a total of 83,517 BBVA shares, which is equivalent to the total number of theoretical shares accumulated up to that date.
(3) Director appointed by the General Shareholders' Meeting held on March 20, 2026, therefore the allocation of theoretical shares is not due until 2027.

Remuneration of executive directors
The remuneration of executive directors for the first half of the 2026 and 2025 financial years is as follows, individually and by remuneration item:

ANNUAL FIXED REMUNERATION (THOUSANDS OF EUROS)

	June 2026 (1)	June 2025 (2)
Chair (Carlos Torres Vila)	1,555	1,482
Chief Executive Officer (Onur Genç)	1,390	1,390
Total	2,945	2,872
(1) As from 2026, in accordance with the BBVA Directors’ Remuneration Policy approved by the General Shareholders' Meeting of March 20, 2026, the Annual Fixed Remuneration of the executive directors includes the amounts corresponding to the former fixed allowances for vehicle leasing and others, in the case of the Chair, and mobility allowance, in the case of the Chief Executive Officer.
(2) For comparative purposes, the Annual Fixed Remuneration of the executive directors corresponding to the first half of the 2025 financial year includes the amounts received by the Chair as fixed allowances for vehicle leasing and others, and by the Chief Executive Officer as a mobility allowance, which in previous financial years were reported separately in the interim consolidated financial statements.
In addition, the Chief Executive Officer, in accordance with the BBVA Directors’ Remuneration Policy applicable in each financial year and the terms of his contract, received fixed amounts of €347 thousand and €327 thousand during the first half of the 2026 and 2025 financial years, respectively, as “cash in lieu of pension” (equivalent to 25% and 30% of his Annual Fixed Remuneration established under the BBVA Directors’ Remuneration Policy applicable in each financial year, respectively).

REMUNERATION IN KIND (THOUSANDS OF EUROS)
In addition, during the first half of 2026 and 2025, in-kind remuneration has been paid out in favor of executive directors, including insurance premiums and others, amounting to €106 thousand and €111 thousand, respectively, in the case of the Chair and €140 thousand and €102 thousand, respectively, in the case of the Chief Executive Officer.

ANNUAL VARIABLE REMUNERATION (THOUSANDS OF EUROS)
In accordance with the BBVA Directors’ Remuneration Policies applicable in each financial year, the accrual and award of the Annual Variable Remuneration ("AVR"), which consists of a Short-Term Incentive ("STI") and a Long-Term Incentive ("LTI"), occurs, where applicable, after the end of the corresponding financial year. Accordingly, no amount relating to the Annual Variable Remuneration is reflected in the interim consolidated financial statements for the first half of the 2026 financial year or in the comparative information for the first half of the 2025 financial year.
The amount of the AVR for the 2026 financial year will be determined in 2027 and, if the applicable conditions are met, the Upfront Portion (maximum 40%) will be paid in the first half of 2027 and the remaining amount will be deferred over a 5-year period. This would be done in accordance with the rules and conditions applicable to the AVR set out in the BBVA Directors’ Remuneration Policy approved by the General Shareholders' Meeting on March 20, 2026.
In addition, in accordance with the BBVA Directors’ Remuneration Policy approved by the General Shareholders' Meeting held on March 17, 2023, in the first half of the 2026 financial year, the executive directors were awarded the AVR for the 2025 financial year, which includes an STI amounting to €2,627 thousand in the case of the Chair and €1,965 thousand in the case of the Chief Executive Officer.
Likewise, as part of the AVR for the financial year 2025, the executive directors have accrued the right to an LTI for a maximum theoretical amount of €1,929 thousand in the case of the Chair and €1,443 thousand in the case of the Chief Executive Officer, which is equivalent, in both cases, to 150% of their Target LTI for the 2025 financial year. Once the measurement period for the pre-established long-term indicators has ended (at year-end 2028), the final amount will be determined, which may range from 0% to 150% of the Target LTI for the 2025 financial year. If 100% of the pre-established targets are achieved, this incentive will amount to €1,286 thousand in the case of the Chair and €962 thousand in the case of the Chief Executive Officer.
Of this remuneration, in the first half of 2026 financial year, executive directors received the Upfront Portion of the AVR for the 2025 financial year, in equal parts in cash and BBVA shares (€821 thousand and 40,850 shares in the case of the Chair and €614 thousand and 30,552 shares in the case of the Chief Executive Officer).
The remaining amount of the AVR for the 2025 financial year (which includes the deferred portion of the STI and the entire LTI for the 2025 financial year) has been deferred for a 5-year period (40% in cash and 60% in shares and/or share-linked instruments) (the "Deferred Portion").
The final amount of the Deferred Portion will depend on the result of the applicable long-term indicators relating to the LTI for the 2025 financial year. Likewise, and as an ex-post risk adjustment mechanism, the Deferred Portion may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank's payment capacity, are not reached.
In addition, during the first half of 2026, executive directors received deferred variable remuneration from previous financial years, the payment of which was due after year-end 2025, along with the update of their cash portion, in each case, in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
–2024 Deferred AVR: the first payment of the Deferred STI (17.9% of the Deferred Portion) was made to the executive directors (€222 thousand and 33,410 shares in the case of the Chair and €166 thousand and 24,987 shares in the case of the Chief Executive Officer). Following this, the second payment of the Deferred STI (17.9% of the Deferred Portion) and the 2024 LTI (64.2% of the Deferred Portion), remained deferred for both executive directors. The amount of the 2024 LTI will depend on the result of the long-term indicators established for its calculation once the measurement period ends (at 2027 year-end), which may range from 0% to 150%. If conditions are met, the second payment of the Deferred STI will be paid in 2027 and the three payments of the 2024 LTI will be made in 2028, 2029 and 2030.

–2023 Deferred AVR: the second payment of the Deferred STI (17.9% of the Deferred Portion) was made (€228 thousand, 11,862 shares and 189,609 options on BBVA shares in the case of the Chair and €170 thousand, 8,872 shares and 141,809 options on BBVA shares in the case of the Chief Executive Officer). Following this, the 2023 LTI (64.2% of the Deferred Portion), remained deferred for both executive directors. The amount of the 2023 LTI will depend on the result of the long-term indicators established for its calculation once the measurement period ends (at 2026 year-end), which may range from 0% to 150%. If conditions are met, the three payments of the 2023 LTI will be made in 2027, 2028 and 2029.
–2022 Deferred AVR: the third payment (20% of the Deferred Portion) was made (€243 thousand and 56,941 shares in the case of the Chair and €187 thousand and 43,793 shares in the case of the Chief Executive Officer), after having verified that no reduction was required based on the result of the multi-year performance indicators determined in 2022 by the Board of Directors. Thereafter, 40% of the 2022 Deferred AVR remained deferred for both executive directors and, if conditions are met, will be paid in 2027 and 2028.
–2021 Deferred AVR: the fourth payment (20% of the Deferred Portion) was made (€235 thousand and 57,325 shares in the case of the Chair and €179 thousand and 43,552 shares in the case of the Chief Executive Officer). Thereafter, 20% of the 2021 Deferred AVR remained deferred for both executive directors and, if conditions are met, will be paid in 2027.
–2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their 2020 AVR.

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2026	June 2025	June 2026	June 2025	June 2026	June 2025
Chair (Carlos Torres Vila)	243	236	105	118	31,969	27,898
Chief Executive Officer (Onur Genç)	—	—	154	110	—	—
Total	243	236	259	228	31,969	27,898
(1) Contributions recorded to meet pension commitments with executive directors in proportion to the first half of the 2026 and 2025 financial years. In the case of the Chair, these relate to the sum of the annual contribution to the retirement pension provided for in the BBVA Directors’ Remuneration Policy applicable in each financial year, in the proportional portion of the first half of the year, and the adjustment made to the "discretionary pension benefits" for the financial years 2025 and 2024, which were to be contributed in the 2026 and 2025 financial years, respectively, and to death and disability insurance premiums, in the proportional portion for the first half of each financial year. In the case of the Chief Executive Officer, the contributions reported correspond exclusively to the insurance premiums paid by the Bank, corresponding to the first half of each financial year, to cover the death and disability contingencies given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

PAYMENTS FOR THE TERMINATION OF THE CONTRACTUAL RELATIONSHIP
The Bank has no commitments to make severance payments to executive directors.
Remuneration of Senior Management
The remuneration of the Senior Management team as a whole, excluding executive directors, corresponding to the first half of the 2026 and 2025 financial years (16 members with such status as of June 30, 2026 and June 30, 2025), is indicated below by remuneration item:

FIXED REMUNERATION (THOUSANDS OF EUROS)

	June 2026 (1)	June 2025 (2)
Senior Management total	10,672	10,010
(1) In the first half of 2026 financial year, the fixed remuneration now includes the former fixed allowances for vehicle leasing and others.
(2) For comparative purposes, the total fixed remuneration for the first half of the 2025 financial year includes the amounts corresponding to the former fixed allowances for vehicle leasing and others received by the members of Senior Management, which in previous financial years were reported separately in the interim consolidated financial statements.

REMUNERATION IN KIND (THOUSANDS OF EUROS)
During the first half of the 2026 and 2025 financial years, in-kind remuneration has been paid out in favor of members of Senior Management, including insurance premiums and others, for a total of €566 thousand and €475 thousand, respectively.

VARIABLE REMUNERATION (THOUSANDS OF EUROS)
The accrual and award of the Annual Variable Remuneration occurs, where applicable, after the end of the corresponding financial year. Accordingly, no amount relating to the Annual Variable Remuneration is reflected in the interim consolidated financial statements for the first half of the 2026 financial year or in the comparative information for the first half of the 2025 financial year.
In the 2027 financial year, the amount of the Annual Variable Remuneration corresponding to the 2026 financial year, consisting of an Annual Corporate Bonus (comprising the STI and the LTI), and, where appropriate, the Individual Incentive that may be awarded to any member of Senior Management on the basis of the result of their previously established individual targets, will be determined. The payment of the Upfront Portion of the 2026 AVR, both in respect of the Annual Corporate Bonus and of the Individual Incentive that, where appropriate, is awarded (up to a maximum of 40% in each case) shall be made, if the applicable conditions are met, in the first half of the 2027 financial year. The remaining amount will be deferred over a 5-year period. This would be done in accordance with the rules and conditions applicable to the Annual Variable Remuneration of the members of Senior Management established in the BBVA Group General Remuneration Policy approved by the Board of Directors on February 25, 2026.
In the first half of the 2026 financial year, the members of Senior Management were awarded the Annual Variable Remuneration for the 2025 financial year, which includes an STI for a total combined amount of €7,299 thousand.
In addition, as part of the Annual Variable Remuneration for the 2025 financial year, Senior Management members have accrued the right to an LTI for a maximum theoretical total amount of €5,149 thousand, which is equivalent to the sum of 150% of the Target LTI of each beneficiary. Once the measurement period for the long-term indicators has ended (at 2028 year-end), the final amount will be determined, which may range from 0% to 150% of the Target LTI. If 100% of the pre-established targets are achieved, this incentive will amount to a total combined amount of €3,433 thousand.
In accordance with the provisions of the BBVA Group General Remuneration Policy, in the first half of 2026, the members of Senior Management received the Upfront Portion of the Annual Variable Remuneration for the 2025 financial year, in equal parts in cash and BBVA shares, with the total amount paid to all members of Senior Management for this item amounting to €2,295 thousand and 112,500 shares.
The remaining amount of the Annual Variable Remuneration for the 2025 financial year (which includes the Deferred Portion of the STI and the entire LTI for the 2025 financial year) has been deferred, in cash and in shares and/or share-linked instruments, over a 5-year period.
The final amount of the Deferred Portion of the Annual Variable Remuneration for the 2025 financial year will depend on the result of the long-term indicators established for the LTI. Furthermore, and as an ex-post risk adjustment mechanism, the Deferred Portion of the Annual Variable Remuneration may be reduced if the established capital and liquidity thresholds set to ensure that payment only occurs if it is sustainable based on the Bank’s payment capacity, are not reached.
In addition, during the first half of 2026, the members of Senior Management received deferred variable remuneration from previous financial years of which they were beneficiaries, the payment of which was due once the 2025 financial year had ended, along with the update of its cash portion. The payment of these amounts has been made in accordance with the vesting and payment rules applicable in each case depending on the date of each member’s entry into the Senior Management team, as established in the remuneration policies applicable in each financial year:
–2024 Deferred AVR: the first payment of the Deferred STI was made (€534 thousand and 81,445 shares).
–2023 Deferred AVR: the second payment of the Deferred STI was made (€553 thousand, 30,492 shares and 444,545 options on BBVA shares).

–2022 Deferred AVR: the third payment was made (€500 thousand and 117,265 shares), after having verified that its reduction was not due based on the result of the multi-year performance indicators determined in 2022 by the Board of Directors.
–2021 Deferred AVR: the fourth payment was made (€470 thousand and 112,536 shares).
–2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their 2020 AVR. Notwithstanding the foregoing, one member of Senior Management, who was an executive of BBVA USA at the time, has received the third and final payment of the deferred portion of a success bonus on the sale of BBVA USA (€50 thousand and 14,340 shares).

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2026	June 2025	June 2026	June 2025	June 2026	June 2025
Senior Management total	2,303	2,123	634	528	53,494	42,254
(1) Contributions recorded to meet pension commitments with Senior Management in the proportional portion corresponding to the first half of the 2026 and 2025 financial years. These amounts are equal to the sum of the annual contributions to retirement pensions, prorated for the first half of the year, and the adjustments made to the "discretionary pension benefits" for the 2025 and 2024 financial years, which were to be contributed in the 2026 and 2025 financial years, respectively, and with the insurance premiums paid by the Bank to cover death and disability contingencies, prorated for the first half of each financial year.

PAYMENTS FOR THE TERMINATION OF THE CONTRACTUAL RELATIONSHIP
During the first half of the 2026 and 2025 financial years, there were no terminations of the contractual relationship of members of Senior Management that gave rise to the right to severance payments.
47.     Subsequent events
On July 30, 2026, BBVA announced that its Board of Directors had agreed to carry out the execution of a new framework share buyback program, all in accordance with the Regulations, for a maximum monetary amount of €2,000 million, which will be executed in several tranches, with a first tranche for a maximum monetary amount of €1,000 million expected to be executed from August 5, 2026 (see Note 4).
Except as otherwise disclosed herein, from July 1, 2026 to the date of preparation of these Consolidated Financial Statements, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2026 and December 31, 2025, is as follows:

	JUNE 2026 BALANCE OF FORBEARANCE (MILLIONS OF EUROS)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	20	6	3	1	—	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	258	3	14	1	—	—	(2)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	175,883	4,082	6,492	1,577	648	201	(1,944)
Of which: financing the construction and property (including land)	360	231	471	126	70	6	(120)
Other households ⁽¹⁾	322,965	2,859	42,925	3,196	2,486	22	(1,615)
Total	499,126	6,950	49,434	4,776	3,134	223	(3,564)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	12	4	2	1	—	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	151	2	10	1	—	—	(2)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	137,228	2,398	3,839	831	303	43	(1,710)
Of which: financing the construction and property (including land)	254	227	323	84	38	3	(116)
Other households ⁽¹⁾	171,426	1,410	21,415	1,543	1,006	8	(1,374)
Total	308,817	3,814	25,266	2,375	1,309	51	(3,089)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2025 BALANCE OF FORBEARANCE (MILLIONS OF EUROS)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	30	29	—	—	—	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	267	14	18	4	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	155,874	3,854	7,306	1,474	623	174	(1,851)
Of which: financing the construction and property (including land)	379	222	488	126	69	6	(114)
Other households ⁽¹⁾	337,495	2,390	48,637	3,681	2,772	30	(1,662)
Total	493,666	6,286	55,961	5,159	3,397	204	(3,527)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	16	7	—	—	—	—	(5)
Other financial corporations and individual entrepreneurs (financial business)	154	12	13	4	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	120,364	2,124	4,202	805	259	25	(1,592)
Of which: financing the construction and property (including land)	280	220	340	80	32	3	(111)
Other households ⁽¹⁾	196,425	1,208	24,813	1,904	1,215	8	(1,428)
Total	316,959	3,351	29,028	2,714	1,476	33	(3,031)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2026 and December 31, 2025:

FORBEARANCE OPERATIONS. BREAKDOWN BY SEGMENTS (MILLIONS OF EUROS)

	June 2026	December 2025
General governments	3	23
Other financial corporations and individual entrepreneurs (financial activity)	3	12
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,715	3,476
Of which: Financing the construction and property development (including land)	237	234
Households	4,441	4,408
Total carrying amount	8,161	7,919
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of June 30, 2026 and December 31, 2025, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL RATIO RENEGOTIATED LOAN PORTFOLIO

	June 2026	December 2025
General governments	77%	23%
Commercial	57%	55%
Of which: Construction and developer	87%	86%
Other consumer	49%	51%
b.Qualitative information on the concentration of risk by activity and guarantees

June 2026 (MILLIONS OF EUROS)

				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	29,601	187	7,299	1,222	2,160	350	3,569	185
Other financial institutions and individual entrepreneurs	54,903	1,210	31,090	1,228	630	205	24,544	5,693
Non-financial institutions and individual entrepreneurs	258,170	32,786	13,700	17,823	8,284	5,479	5,396	9,504
Construction and property development	6,634	4,303	113	844	1,359	922	474	817
Construction of civil works	6,445	326	385	79	178	48	70	337
Other purposes	245,091	28,156	13,202	16,900	6,747	4,510	4,852	8,350
Large companies	175,817	13,338	9,979	9,051	3,118	2,023	2,832	6,294
SMEs ⁽²⁾ and individual entrepreneurs	69,274	14,818	3,223	7,850	3,629	2,487	2,020	2,056
Rest of households and NPISHs ⁽³⁾	190,870	103,960	2,322	24,740	28,753	34,923	14,097	3,770
Housing	106,612	102,784	92	24,213	28,469	34,572	12,511	3,109
Consumption	80,933	589	1,714	179	167	195	1,466	297
Other purposes	3,325	587	517	349	117	156	119	363
TOTAL	533,544	138,143	54,412	45,014	39,827	40,957	47,606	19,152
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	8,161	3,284	111	950	835	701	564	345
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2025 (MILLIONS OF EUROS)

				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	25,243	213	6,530	923	2,477	392	2,513	438
Other financial institutions and individual entrepreneurs	47,821	891	25,127	455	501	302	15,855	8,905
Non-financial institutions and individual entrepreneurs	230,209	29,868	12,162	16,284	7,512	4,980	6,372	6,882
Construction and property development	6,875	4,746	86	1,419	1,340	887	395	792
Construction of civil works	7,143	559	421	217	251	77	18	417
Other purposes	216,191	24,564	11,655	14,648	5,921	4,017	5,959	5,674
Large companies	149,588	10,549	7,111	5,773	2,578	1,674	4,022	3,613
SMEs ⁽²⁾ and individual entrepreneurs	66,603	14,015	4,544	8,875	3,343	2,343	1,937	2,061
Rest of households and NPISHs ⁽³⁾	182,405	100,887	2,641	24,747	28,608	33,491	12,963	3,719
Housing	103,390	99,679	113	24,057	27,994	33,161	11,264	3,316
Consumption	74,152	601	2,231	392	467	191	1,510	273
Other purposes	4,864	607	297	298	147	139	190	131
TOTAL	485,678	131,859	46,460	42,409	39,098	39,165	37,703	19,944
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	7,937	3,637	130	980	918	796	610	462
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.
c.Information on the concentration of risk by activity and geographical area

June 2026 (MILLIONS OF EUROS)

	TOTAL⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	174,667	21,714	41,516	61,923	49,513
General governments	179,853	67,308	27,640	73,156	11,750
Central Administration	153,114	49,901	26,848	65,327	11,039
Other	26,739	17,407	792	7,829	711
Other financial institutions and individual entrepreneurs	104,598	9,052	27,423	36,826	31,296
Non-financial institutions and individual entrepreneurs	351,836	95,175	41,506	135,668	79,488
Construction and property development	11,133	3,624	17	2,728	4,763
Construction of civil works	11,851	5,772	1,714	2,024	2,340
Other purposes	328,853	85,779	39,775	130,915	72,384
Large companies	252,303	58,725	38,074	99,708	55,796
SMEs and individual entrepreneurs	76,550	27,054	1,700	31,207	16,589
Other households and NPISHs	195,407	97,034	3,100	73,980	21,293
Housing	106,613	72,675	1,882	29,786	2,270
Consumer	80,934	18,496	968	42,954	18,515
Other purposes	7,860	5,864	250	1,239	507
TOTAL	1,006,361	290,284	141,185	381,553	193,340
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2025 (MILLIONS OF EUROS)

	TOTAL ⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	143,686	24,453	36,190	47,739	35,303
General governments	167,380	68,664	25,270	63,390	10,056
Central Administration	142,761	52,409	24,587	55,950	9,814
Other	24,620	16,256	683	7,439	241
Other financial institutions and individual entrepreneurs	87,472	7,354	23,190	34,378	22,550
Non-financial institutions and individual entrepreneurs	314,130	93,419	37,423	113,776	69,512
Construction and property development	11,407	3,548	942	2,458	4,459
Construction of civil works	12,646	6,571	1,639	1,959	2,477
Other purposes	290,077	83,300	34,843	109,359	62,576
Large companies	216,732	56,936	33,853	78,833	47,110
SMEs and individual entrepreneurs	73,345	26,364	989	30,526	15,466
Other households and NPISHs	182,946	93,402	3,772	66,889	18,884
Housing	103,392	72,038	2,158	27,152	2,044
Consumer	74,152	17,680	1,350	38,790	16,332
Other purposes	5,403	3,683	263	947	509
TOTAL	895,615	287,292	125,845	326,172	156,306
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the Consolidated Financial Statements for the six months ended June 30, 2026.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2026, and December 31, 2025 is shown below:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2026	December 2025	June 2026	December 2025	June 2026	December 2025
Financing to construction and real estate development (including land) (business in Spain)	2,412	2,314	692	665	(57)	(69)
Of which: Impaired assets	79	99	24	31	(47)	(60)
Memorandum item:	—	—	—	—	—	—
Write-offs	2,103	2,100
Memorandum item:	—	—	—	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	208,007	199,056
Total consolidated assets (total business) (book value)	965,426	859,576
Impairment and provisions for normal exposures	(5,314)	(5,015)
The following is a description of the real estate credit risk based on the types of associated guarantees:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	June 2026	December 2025
Without secured loan	340	356
With secured loan	2,073	1,958
Terminated buildings	783	837
Homes	602	646
Other	182	191
Buildings under construction	1,171	1,007
Homes	1,157	1,000
Other	14	7
Land	118	114
Urbanized land	98	91
Rest of land	20	23
Total	2,412	2,314
The table below provides the breakdown of the financial guarantees given as of June 30, 2026 and December 31, 2025:

FINANCIAL GUARANTEES GIVEN (MILLIONS OF EUROS)

	June 2026	December 2025
Financial guarantees given for construction and real estate development	55	83
Amount recorded in liabilities on the balance sheet	2	2
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2026 and December 31, 2025 is as follows:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount		Of which: impaired loans
	June 2026	December 2025	June 2026	December 2025
Houses purchase loans	73,046	72,631	1,542	2,071
Without mortgage	1,262	1,313	10	10
With mortgage	71,784	71,318	1,532	2,061
The loan to value (LTV) ratio of the above portfolio is as follows:

LTV BREAKDOWN OF MORTGAGE TO HOUSEHOLDS FOR THE PURCHASE OF A HOME (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Total risk over the amount of the last valuation available (Loan to value - LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30, 2026	19,488	21,836	24,504	4,017	1,939	71,784
Of which: Impaired loans	314	395	355	218	248	1,532
Gross amount December 31, 2025	19,309	21,566	23,824	4,198	2,421	71,318
Of which: Impaired loans	348	472	472	332	437	2,061
Outstanding home mortgage loans as of June 30, 2026 and December 31, 2025 had an average LTV of 40% and 41%, respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

INFORMATION ABOUT ASSETS RECEIVED IN PAYMENT OF DEBTS (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Gross Value ⁽¹⁾ ⁽²⁾		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2026	December 2025	June 2026	December 2025	June 2026	December 2025	June 2026	December 2025
Real estate assets from loans to the construction and real estate development sectors in Spain	179	191	(141)	(150)	(92)	(97)	38	41
Terminated buildings	25	28	(14)	(15)	(9)	(9)	11	13
Homes	13	16	(6)	(8)	(3)	(4)	7	8
Other	12	12	(8)	(7)	(6)	(5)	4	5
Buildings under construction	5	5	(5)	(5)	(2)	(2)	—	—
Homes	5	5	(5)	(5)	(2)	(2)	—	—
Other	—	—	—	—	—	—	—	—
Land	149	158	(122)	(130)	(81)	(86)	27	28
Urbanized land	144	153	(117)	(125)	(78)	(83)	26	28
Rest of land	5	5	(5)	(5)	(3)	(3)	—	—
Real estate assets from mortgage financing for households for the purchase of a home	319	331	(183)	(193)	(70)	(76)	136	138
Rest of foreclosed real estate assets	187	214	(130)	(149)	(37)	(46)	58	65
Equity instruments, investments and financing to non-consolidated companies holding said assets	—	—	—	—	—	—	—	—
Total	685	736	(454)	(492)	(199)	(219)	232	244
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €430 million and €463 million as of June 30, 2026 and December 31, 2025, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo
Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	July 31, 2026